SEC File #82-3354



April 2004

Reference Document

Compagnie Générale des Etablissements Michelin

AMF

This reference document was lodged with Autorité des Marchés Financiers on May 12, 2004 pursuant to Regulation no 98-01/95-01. It may be used in connection with a financial operation only when completed by the inclusion of a note, approved by Autorité des Marchés Financiers.

MICHELIN
A better way forward

COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN
Michelin et Cie.
Partnership by shares with a capital of €286,774,050
Head office: 12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme)
R.C.S. (Trade and companies register) n° 855 200 887 CLERMONT-FERRAND

CONTENTS

The English language version of this annual report is a free translation from the original, which was prepared in French. All possible care has been taken to ensure that the translation is anaccurate reprensation of the original. However in all matters of interpretation of information, views or opinion expressed therein the original language version of the document in French takes precedence over the translation

Chapter I

Responsibility for this reference document and for audit of the accounts

1.1 - Person responsible for the reference document

Mr. Edouard MICHELIN, a Managing Partner.

1.2 - Statement of the person responsible for this reference document

To the best of our knowledge, the information provided in this document is correct and comprehensive, enabling investors to form a fair judgment on the assets and liabilities, business, financial situation, earnings and outlook of the issuer and there are no material omissions which would alter its content.

Mr. Edouard MICHELIN
Managing Partner

1.3 - Persons responsible for audit of the accounts

	First appointed nomination	Term of current mandate
Statutory Auditors:		
• Monsieur Dominique PAUL (1) 32, rue Guersant 75017 PARIS	**June 26, 1992**	**2004**
• Monsieur Stéphane MARIE (2) 20 bis, rue Boissière 75116 PARIS	**June 12, 1998**	**2004**
Deputies:		
• Monsieur Pierre DUFILS (1) 32, rue Guersant 75017 PARIS	**June 12, 1998**	**2004**
• Monsieur Jacques ZAKS (2) 20 bis, rue Boissière 75116 PARIS	**June 12, 1998**	**2004**

(1) Partners in PricewaterhouseCoopers Audit
(2) Partners in COREVISE

At the Joint Shareholders Meeting of May 14, 2004, appointment of PricewaterhouseCoopers Audit and Corevise will be proposed in their capacity as Auditors and appointment of Messrs Pierre COLL, partner in PricewaterhouseCoopers Audit, and Jacques ZACKS, partner in Corevise, will be proposed in their capacity as Deputies.

1.4 - Declaration by the statutory auditors

To the Shareholders,

In our capacity as Independent Auditors of Compagnie Générale des Etablissements Michelin and pursuant to COB Regulation 98-01, and in accordance with generally accepted accounting practices in France, we verified the information concerning the financial position and the historical accounts provided in this reference document.

This reference document was prepared under the responsibility of the Managing Partners. It is our responsibility to issue an opinion concerning the fair presentation of the information it contains on the financial position and financial statements.

In accordance with generally accepted accounting practices in France, our work consisted of assessing the fair presentation of the information on the financial position and financial statements, and verifying that this information is consistent with the financial statements presented in a report. It also consisted of reading the other information contained in the reference document in order to identify, if applicable, any significant inconsistencies with the information on the financial position and financial statements, and to point out any clearly erroneous information that we found on the basis of our general knowledge of the company, acquired in the context of our work. With respect to isolated provisional data resulting from a structured process, our reading took into consideration the assumptions used by management and the figures resulting therefrom.

We have audited the annual and consolidated financial statements for the years ended December 31, 2001, 2002 and 2003, as closed by the Managing Partners in accordance with generally accepted accounting practices in France and have certified these statements without reservation or comment.

Pursuant to the provisions of article L. 225-235 of Code de commerce of the Loi de sécurité financière (Financial security act) of August 1, 2003, which are applicable for the first time for this financial year, we mentioned in our general report and our report on the consolidated financial statements, the justification for our assessments:

• On the Financial Statements

The note to the Financial statements Summary of significant accounting policies discloses a change in the accounting treatment of the movements on provision for depreciation of investments in subsidiaries; such movements which were previously booked as exceptional items are now presented in the financial result.

When assessing the accounting principles and procedures of the Company, we reviewed the appropriateness of this new accounting treatment and of the information provided.

• On the consolidated accounts

– The note to the Financial statements "Acquisitions and partnership agreements in 2003" provides details on the acquisition process of Viborg group and specifies that the goodwill for this distribution group has been fully amortized over the year. In relation to the assessment of the accounting rules and principles applied by your Company, we have verified the financial data retained for the goodwill calculation and have based our assessment of the full amortization over the year of acquisition on analyses and information provided to us.

–Note 13 to the Financial statements presents the changes in the pension benefit and medical care plans that took place in the United States in 2003. These changes have lead at year-end to a €281.9 million reduction before tax of the corresponding reserve for such commitments. The non-recurring effect of these benefit plan changes has been accounted for as an exceptional income, whereas the current charges on pension and medical care are accounted for as operating expenses.

We are of the opinion that the accounting treatment applied and the relevant information provided are appropriate.

The assessments we have performed on the above matters are part of our audit procedures relating to the annual and consolidated financial statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Moreover, pages 118 - 119 of this Reference Document feature the Statutory Auditors' report on the report of the Chairman of the Supervisory Board of Compagnie Générale des Etablissements Michelin, drawn up pursuant to provisions of article L. 621-18-3 of Code Monétaire et Financier, describing the internal auditing procedures with respect to preparation and treatment of accounts and financial information.

On the basis of this work, we have no comment to make with respect to the fair presentation of the information on the financial position and the financial statements presented in this Reference Document.

Paris, May 10, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors

Members of Compagnie Régionale de Paris

1.5 - Person responsible for the information

Monsieur Michel ROLLIER
Chief Financial Officer
Phone: (+ 33) 04.73.32.20.00

Chapter II

Terms and conditions of the proposed financial operation

N.B.: Where these are not included, the terms and conditions will be issued as a separate note.

Chapter III
General information on the issuer and its capital

3.1 - General information on the issuer

3.1.0 - Corporate name, trading name and head office

Corporate name:

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN.

Trading name:

MICHELIN ET CIE.

Head office:

12, cours Sablon - CLERMONT-FERRAND (Puy-de-Dôme).

3.1.1 - Legal status

Partnership by shares governed by articles L 226-1 to L 226-14 of Code de commerce

- Method of appointing the Managing and General Partners:

  The Bylaws, the terms of which are approved unanimously by the General Partners, stipulate that the title of Associé Commandité (General Partner) and the function of Gérant (Managing Partner) are also to be conferred by an extraordinary general meeting of the shareholders of the Company.

- Allocation of functions:

– The General Partners are entrepreneurs who are jointly and severally liable for the debts of the Company.

– The Managing Partners are vested with wide powers to act under all circumstances on behalf of the Company.

– The Supervisory Board monitors the management of the Company on an ongoing basis. In this capacity, it has the same powers as the Statutory Auditors.

3.1.2 - Governing law: French law

3.1.3 - Incorporation and expiration dates

The Company was incorporated on July 15, 1863 and is to due expire on December 31, 2050, unless wound up earlier or extended as stipulated in the Bylaws.

3.1.4 - Business purpose (Clause 2 of the Bylaws)

- All operations and transactions directly or indirectly related to all stages of production, processing and sale of all forms of rubber regardless of use;

- All industrial, commercial and financial operations, especially with respect to:

– tires, their components and accessories and manufactured rubber in general,

– all mechanical engineering applications, particularly in the area of motor and industrial vehicles, components, spare parts and accessories,

– the production, sale and use of natural and synthetic chemical products and by-products, especially all kinds of elastomers, plastics, fibers and resins, and generally all chemical industry-related operations and products especially in the above specialties and operations;

- The filing, acquisition, use, assignment or sale of all intangible property rights, particularly patents and related rights, trademarks, and production processes related to the business purpose;

- By all means including creation of new companies, joint ventures (sociétés en participation and groupements d'intérêt économique) or partnerships, the making of capital contributions, subscriptions, purchase or exchange of securities or ownership rights in any company conducting business which may relate to the objects as set out and mergers (all undertaken directly, or via subsidiaries);

- And generally, all commercial, industrial, real estate, securities and financial operations directly or indirectly related in part or in whole to any of the objects specified above or to all similar or related purposes.

3.1.5 - Company Registration

Trade and Companies Register of Clermont-Ferrand (Puy-de-Dôme),

Under number 855,200,887.

3.1.6 - Availability of corporate legal documents for examination

All documentation including the bylaws, financial statements and reports distributed to shareholders are available for examination at the head office.

3.1.7 - Financial year

From January 1 to December 31.

3.1.8 - Allocation of profits (Clause 30 of the Bylaws)

Twelve per cent (12%) of the net income for the financial year, capped to 1% of the consolidated net income for the year is allocated to the General Partners. Any surplus is to be transferred to the balance of income to be allocated.

The balance of net income, supplemented as appropriate by earnings brought forward from the previous year, is attributable to shareholdings.

From this shall be deducted an optional amount to be allocated, upon a recommendation by the Managing Partners (Gérants), toward creating or augmenting one or more reserve or contingency funds, over which the General Partners will no longer possess any right.

The balance of net income attributed to shareholdings, after the above deductions, will be available for distribution

3.1.9 - Shareholders Meetings

Notification of meetings:

Notice of Shareholders Meetings is given in accordance with applicable legal provisions.

Conditions of admission:

Shareholders may attend general Meetings irrespective of the number of shares held by them, on condition that such shares are fully paid.

Shareholders may only take part provided they are registered as such in the Company's records at least five days before the date of the meeting.

***Conditions for exercising voting rights* (Clause 22 of the Bylaws)**

Except as otherwise provided by law, each shareholder at the meeting has as many votes as the number of shares he or she owns or represents, without limitation.

Double Voting Rights:

Owners or representatives of owners of fully-paid shares registered in the same shareholder's name for at least four years shall have two votes per share, without limitation, provided that the shareholder is of French nationality or is a national of a Member State of the European Union.

In the event of a capital increase by incorporation of reserves, profits or share issue premiums, the double voting right will be extended immediately upon their issue to owners of registered shares, in proportion to the existing shareholding to which this right was attached.

Transfer upon inheritance, community liquidation between spouses or donation between living spouses for the benefit of their spouse or a parent assign will not cancel the right acquired or interrupt the periods provided above.

Double voting rights will cease as of right for any share transferred for any other cause.

Reportable holdings:

Shareholdings exceeding certain thresholds need not be declared to the Company.

3.2 - General information on the capital stock

3.2.0 - Conditions in the Bylaws under which shareholder equity and capital ownership rights can be modified

None.

3.2.1 - Capital Stock

At December 31, 2003, the Capital Stock, composed exclusively of registered shares, amounted to €286,774,050, divided into 143,387,025 fully paid up shares with a par value of €2.

Pursuant to authorizations granted by the Joint Ordinary and Extraordinary Shareholders' Meeting of May 18, 2001, the following operations were performed:

• In 2002:

- On May 19, 2002 allotment of 716,600 stock options to members of Management and mid-level managers the exercise of which, at the end of a period of four years, may result in the issue of a maximum of 716,600 shares with a par value of €2;

- On June 28, 2002 a capital increase reserved for Group employees in a total amount of €45,225,005, which included €42,640,719 in share premium and €2,584,286 in par value, corresponding to the payment for 1,292,143 shares with a par value of €2 issued at the price of €35;

- On November 20, 2002 a capital increase in remuneration for the 444,978 bearer shares of the subsidiary Compagnie Financière Michelin, with a par value of CHF 200, tendered in the exchange offer initiated by the Company on October 2, 2002 on the 459,593 shares targeted by the offer and listed for trading on the principal market SWX Swiss Exchange. Based on the exchange parity of thirteen shares of the Company for each bearer share of Compagnie Financière Michelin tendered in the exchange offer, 5,784,714 shares with a par value of €2 were issued, representing a capital increase in the nominal amount of €11,569,428; the difference between the issue price of the said shares, in a unit amount of €29.59 and an aggregate amount of €171,169,687.26, and the nominal amount of the capital increase, being €11,569,428, resulted in a share premium of €159,600,259.26.

• In 2003:

- On May 19, allotment of 243,000 stock options to members of Management and mid-level managers the exercise of which, at the end of a period of four years, may result in the issue of a maximum of 243,000 shares with a par value of €2.

- On June 30, the two following capital increase operations:

  - From €283,585,460 to _286,394,060, or €2,808,600 in par value, by issue from April 2 to April 20, 2003 inclusive of 1, 404,300 shares reserved to Group employees, at an issue price of €23 per share, including €2 in par value and €21 in share premium, the difference between the issue price of such shares and the nominal amount of the capital increase corresponding to €29,490,300 in share premium;

  - From €286,394,060 to €286,774,050, or €379,990 in par value by issue of 189,995 shares of €2 in par value, exchanged for the 14,615 bearer shares with a par value of CHF 200 of the Swiss subsidiary Compagnie Financière Michelin (CFM) not tendered in the exchange offer initiated by the Company on October 2, 2002 (see above); These 14,615 CFM shares were remunerated in accordance with Swiss law, under the same conditions of exchange parity and issue price as those of the Exchange Offer, the difference between the issue price of such shares and the par value of the capital increase corresponding to a share premium of €5,241,962.05.

- On November 24, allotment of 226,200 stock options to upper and middle management, the exercise of which, at the end of a period of four years, may result in the issue of a maximum of 226,200 shares with a par value of €2.

3.2.2 - Authorizations for increases in capital stock given by the Joint Shareholders Meeting held on May 18, 2001 and May 16, 2003:

Security	Expiry date		Amount	
	S.P.R. (1) Maintained	S.P.R. (1) Cancelled	Of the issue	Of the capital Increase with S.P.R maintained our cancelled (par value)
Joint Shareholders Meeting of May 18, 2001:				
Capital increase reserved to employees		May 17, 2005	–	€5,400,000
Capital increase reserved to employees in connection with exercise of stock options reserved to members of management and mid-level management	–	July 17, 2004	–	€4,600,000
Joint Shareholders Meeting of May 16, 2003:				
Capital increase for cash reserved to employees	May 15, 2008	–	–	€100 million
Capital increase reserved to employees from public exchange offers	–	May 17, 2004	–	€100 million
Free allotment of shares	May 15, 2008		–	€100 million
Convertible bonds	May 15, 2008	May 15, 2006	€1 billion	€100 million
Bonds with warrants	May 15, 2008	May 15, 2005	€1 billion	€100 million
Compound securities	May 15, 2008	May 15, 2006	€1 billion (if debt receivables)	€100 million
Warrants				
• Free	May 15, 2008			€100 million
• For a price	15 June 2008	May 15, 2004	–	€100 million
Capital increase reserved to employees	–	May 15, 2008		€2,840,000

(1) S.P.R.: Shareholder Preemptive Right

N.B.:

- The authorizations granted by previous Extraordinary Shareholders' Meetings are now null and void.
- The use to date of the capital increase authorizations reserved to employees granted by the Joint Shareholders Meeting of May 18, 2001 is specified in paragraphs 3.2.1. and 3.2.5.
- None of the authorizations granted by the Joint Shareholders Meeting of May 16, 2003 was used to date,
- The Joint Shareholders Meeting of May 16, 2003 moreover decided, in its Eighteenth Resolution, to cap at €100million the nominal amount of the capital increases, immediate or future, which may be executed in cash, through exchange offers, the issue of convertible bonds, bonds with equity warrants, compound securities and equity warrants. The maximum potential capital dilution resulting from the exercise of all securities giving rights to the capital for which issue has been authorized would be 35.86% of the current capital.

The following recommendations will be submitted to the vote of the Joint Shareholders Meeting of May 14, 2004:

- To renew the Company's authorization to purchase shares or allocate stock options to upper and middle management, provided that the number of shares to be issued through exercise of stock options is capped at 2,000,000 or 1.40% of the Company's capital.
- To conduct capital increases reserved to Company employees capped at €2,867,000 or 1% of capital.

3.2.3 - Shares not representing capital

• Bond issue 6.70% 1996-2006:

On January 24, 1996 the Company made a debt issue of €304,898,034, at a rate of 6.70%, in the form of 400,000 bonds with a nominal value of €762,245 to be fully amortized on February 19, 2006, redeemable at par.

• Deeply subordinated debt issue (TSDR):

On December 3,2003, the Company made a debt issue of €500 million in the form of 500,000 deeply subordinated securities (TSDR - Titres Subordonnés de Dernier Rang), with a par value of €1,000.

With a maturity of 30 years, the last-ranking subordinated issue will be redeemable at par and in cash, in quarterly payments at the Group's sole discretion, from December 3, 2013. Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013 based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differred coupon payment option.

3.2.4 - Other securities convertible into share capital

None

3.2.5 - Table of change in capital

Year	Type of operation	Change in capital			Capital apres operation	
		Number of shares	Nominal amount	Premium	Amount	Total number of shares
To December 31, 1998 (in francs)					1,652,590,476	137,715,873
(in euros) **1999**	Conversion of the capital stock into euros and capital increase by capitalization of share premiums	–		(23,495,952.04)	275,431,746	137,715,873
	Capital reduction by cancellation of treasury stock	(3,000,000)	(6,000,000)	106,148,433.43	269,431,746	134,715,873
2000					269,431,746	134,715,873
2001					269,431,746	134,715,873
2002	Capital increase reserved to Group employees	1,292,143	2,584,286	42,640,719	272,016,032	136,008,016
	Remuneration of the bearer shares of Compagnie Financière Michelin tendered in the Exchange Offer initiated by the Company	5,784,714	11,569,428	159,600,259.26	283,585,460	141,792,730
2003	Capital increase reserved to Group employees	1,404,300	2,808,600	29,490,300	286,394,060	143,197,030
	Remuneration of the bearer shares of Compagnie Financière Michelin not tendered in the Exchange Offer initiated by the Company (squeeze-out)	189,995	379,990	5,241,962.05	286,774,050	143,387,025

3.3 - Breakdown of capital and voting rights

3.3.1

To December 31, 2003	Capital		Voting Rights	
	Number of shares	%	Number	%
Treasury stock	155,392	0.11%		–
Personnel – Company Savings Plan	302,500	0.22%	463,826	0.27%
Group Savings Plan	2,892,629	2.02%	2,829,629	1.60%
Individual Shareholders	27,918,518	19.47%	45,247,087	26.20%
French Institutional Investors	53,298,280	37.16%	56,640,519	32.79%
FranklinTempleton Group	9,563,915	6.67%	9,447,126	5.47%
Other Foreign Institutional Investors	49,255,790	34.35%	58,144,589	33.67%

To March 31, 2004	Capital		Voting Rights	
	In Number of shares	%	Number	%
Treasury stock	40,728	0.03%		–
Personnel – Company Savings Plan	302,000	0.21%	493,000	0.27%
Group Savings Plan	2,741,210	1.91%	2,741,210	1.52%
Individual Shareholders	25,773,814	17.97%	46,228,545	25.66%
French Institutional Investors	49,406,140	34.46%	55,077,429	30.57%
FranklinTempleton Group	9,563,915	6.67%	9,854,834	5.47%
Wellington	7,327,077	5.11%	7,440,671	4.13%
Other Foreign Institutional Investors	48,232,141	33.64%	58,325,818	32.38%

• Under the share buyback program:

Number of shares held by the Company in its own name: 40,728, or 0.03% of capital.

In 2003, the Company did not purchase shares and sold 1,107,810 shares at an average price of €36.28. From January 1, to March 31, 2004, the Company purchased 305,192 shares at an average price of €38.10 and sold 419,856 shares at an average price of €39.13.

The Annual Shareholders Meeting of May 16, 2003 authorized a share buyback program:

Within the following limits:

Number of shares corresponding to a maximum of 10% of capital:

- maximum purchase price : €60
- minimum sale price : €30
- term of authorization : 18 months from the date of said Meeting

The purpose of the program is to:

Regulate the share price, convert, sell, tender in an exchange or give the shares in payment, particularly as part of financial operations such as acquisitions or debt issues, directly or indirectly giving rights to the capital, remunerate securities tendered in an exchange offer, arbitrage with the payment of dividends, total or partial cancellation under the relevant authorization under the Fourth Resolution of the Extraordinary Shareholders' Meeting of June 11, 1999 aimed at optimizing equity management and net earnings per share.

This program was described in an Information Memorandum approved by Commission des Opérations de Bourse on April 25, 2003 under n° 03-317.

• Total Number of Voting Rights:

The latest information concerning this number was published in Bulletin des Annonces Légales Obligatoires n° 64 of May 28, 2003 and stated a total number of Voting Rights of 177,233,271.

• Number of shareholders: 222,205

• The Number of shares publically held by is 143,346,297 corresponding to 100% of the voting rights.

• To the Company's knowledge:

- The Franklin Templeton Group holds 9,563,915 shares, or 6.67% of equity and 5.47% of voting rights.
- The Wellington Management Company, LLP, holds 7,327,077 shares, or 5.11% of equity, with the corresponding pourcentage of voting rights under 5%
- No other shareholder directly or indirectly holds more than 5% of capital and voting rights.
- There is no shareholders' agreement in existence.

- Percentage of capital and voting rights held by Group management and supervisory bodies: 617,213 shares or 0.43% of equity and 764,004 voting rights or 0.42% of total voting rights.
- Number of treasury shares held in portfolio: see the first paragraph of 3.3.1 above.
- Percentage of capital and voting rights held by employees:
  - under the Employee Shareholder Plan: 2,741,210 shares or 1.91% of equity and 2,741,210 voting rights, or 1.52% of voting rights;
  - through collective investment undertakings: 302,000 shares or 0.21% of equity and 493,000 voting rights or 0.27% of total voting rights;

3.3.2 - Changes in the distribution of capital during the last three years

No significant changes.

3.3.3 - Other individuals or legal entities who, to the best of its knowledge, exercise control over the Company

None. Moreover, none of the Company's shares are pledged.

3.3.4 - Summary chart of the Michelin group organization at December 31, 2003


Compagnie Générale des Etablissements Michelin (CGEM) France
100%
40%
Compagnie Financière Michelin Switzerland
60%
Manufacture Française des Pneumatiques Michelin France
Industrial, trading and research Companies outside France
Other Industrial, trading and research Companies in France
Michelin North America, Inc. (United States)
Michelin Aircraft Tire Corporation (United States)
Michelin North America (Canada) Inc. (Canada)
Industrias Michelin, S.A. of C.V. (Mexico)
Michelin Tyre Public Limited Company (United Kingdom)
Michelin Reifenwerke KGaA (Germany)
Michelin Kronprinz Werke GmbH (Germany)
Neumáticos Michelin, S.A. (Spain)
Società per Azioni Michelin Italiana (Italy)
Stomil-Olsztyn S.A. (Poland) (1)
Michelin Hungaria Tyre Manufacture Ltd. (Hungary)
Silvania S.A. (Romania)
Victoria S.A. (Romania)
LLC Michelin Russian Tyre Manufacturing Company (Russia)
Sociedade Michelin de Participações, Indústria e Comércio Ltda. (Brazil)
Industria Colombiana of Llantas S.A. (Colombia)
Michelin Algeria SPA (Algeria)
Michelin (Nigeria) Limited (Nigeria)
Michelin Siam Co., Ltd. (Thailand)
Siam Tyre Phrapradaeng Co., Ltd. (Thailand)
Siam Tyre Industry Co., Ltd. (Thailand)
Siam Steel Cord. Co., Ltd. (Thailand)
Michelin Okamoto Tire Corporation (Japan)
Michelin Shenyang Tire Co., Ltd. (China)
Shanghai Michelin Warrior Tire Co., Ltd. (China)
Michelin Research and Technique S.A. (Switzerland)
Michelin Americas Research & Development Corporation (United States)
Trading companies and distribution Companies
Euromaster and Tire Centers, LLC

(1) Company quoted on the Bucharest Stock Exchange

3.4 - The market for the issuer's securities

3.4.1 - Stock exchanges

- Common stock (Euroclear Code n° 12126):
  - Premier marché of EURONEXT PARIS S.A. with Deferred Settlement Service.
- Bonds 6.70% 1996-2006 (Euroclear Code n° 19760):
  - First spot market, Paris Bourse
- Deeply subordinated debt securities redeemable in cash Euroclear Code N° FR 0010034298):
  - Marché au comptant, Paris Bourse.

3.4.2 - Other regulated markets

None.

3.4.3 - Paris Bourse dealings (Source Euronext S.A.)

Equities (Premier marché with Deferred Settlement)

in euros

Date	High	Low	Close	Securities traded Number	Value
2001					
January	43.18	36.70	41.00	14,159,472	571,662,959
February	**43.50**	39.52	41.50	11,215,847	465,607,055
March	41.00	34.11	36.89	9,222,016	348,055,932
April	37.90	33.02	37.41	12,719,018	452,293,962
May	42.80	36.80	41.11	19,592,195	791,656,022
June	42.60	35.10	37.37	11,552,471	452,107,728
July	38.00	33.25	34.73	13,899,786	495,800,582
August	35.65	33.50	34.45	9,007,859	311,498,203
September	34.85	**23.84**	28.95	14,613,453	430,812,178
October	35.24	26.80	34.33	10,656,581	337,695,290
November	39.22	32.81	36.53	12,022,265	437,381,425
December	39.00	35.62	37.05	7,241,982	267,943,033

in euros

Date	High	Low	Close	Securities traded Number	Value
2002					
January	41.54	36.36	41.13	10,629,195	419,676,129.73
February	44.09	38.72	43.90	14,390,726	593,877,924.77
March	**45.05**	42.61	43.54	14,708,428	644,828,647.99
April	44.10	41.20	43.00	14,931,450	639,917,933.32
May	44.00	41.11	41.80	26,904,670	1,154,069,393.28
June	43.50	36.28	41.03	18,827,669	766,308,176.01
July	42.01	33.01	40.45	19,742,370	753,231,527.98
August	41.29	36.30	36.50	15,083,882	582,834,720.40
September	36.75	27.90	28.42	14,193,324	465,244,883.29
October	34.50	**24.50**	29.36	18,070,760	516,354,138.79
November	35.40	27.78	34.89	15,015,217	469,322,803.05
December	35.90	31.02	32.86	11,338,653	369,981,845.39

in euros

Date	High	Low	Close	Securities traded Number	Value
2003					
January	33.85	27.77	29.70	14,369,995	445,305,135.77
February	30.90	25.63	30.10	18,144,962	506,755,353.86
March	30.68	25.05	25.20	18,858,179	518,648,653.01
April	33.58	**25.02**	33.15	21,832,124	634,290,279.36
May	34.20	29.08	31.00	20,761,224	651,128,148.03
June	35.05	30.20	34.00	14,200,380	470,611,242.71
July	34.83	31.30	32.22	15,819,321	527,271,856.12
August	37.30	29.82	36.98	22,889,622	758,213,452.92
September	**38.11**	31.66	31.93	17,816,893	628,611,793.65
October	35.00	31.82	33.75	12,892,724	427,863,938.62
November	34.66	32.05	33.10	11,226,922	376,117,580.43
December	36.50	33.40	36.38	14,637,809	515,502,121.83

in euros

Date	High	Low	Close	Securities traded Number	Value
2004					
January	38.75	35.50	38.61	17,747,807	669,830,640.34
February	39.89	36.31	38.80	15,082,903	572,455,502.96
March	39.45	34.82	36.86	14,153,848	524,877,810.00
April	41.06	36.50	39.04	15,909,401	621,148,459.17

Obligations 6,70 % 1996-2006 (Premier marché au comptant)

in euros

Date	High	Low	Close	Securities traded Number	Value
2002					
January	104.50	101.58	101.58	146,032	158,769
February	103.50	**101.50**	102.60	182,195	196,236
March	**108.50**	104.00	104.00	226,799	241,683
April	105.00	102.50	104.00	125,931	131,967
May	105.15	103.00	103.80	256,455	271,078
June	105.15	103.00	103.95	212,659	225,376
July	105.00	101.95	102.92	285,170	302,191
August	105.20	102.00	105.20	1,347,333	1,458,749
September	106.00	104.10	104.32	148,857	161,420
October	106.61	103.50	104.95	161,964	177,205
November	107.04	104.95	105.95	11,585	12,872
December	105.00	103.05	104.55	27,243	29,881

in euros

Date	High	Low	Close	Securities traded Number	Value
2003					
January	107.40	**103.55**	104.15	181,513	201,663
February	107.50	104.10	107.50	156,844	170,403
March	108.20	106.43	107.00	275,108	297,068
April	109.10	107.50	107.50	139,223	152,691
May	108.50	106.45	108.50	55,955	61,475
June	108.80	106.71	108.00	125,812	137,980
July	**111.23**	103.56	111.00	62,348	69,242
August	106.72	105.00	105.00	81,152	88,888
September	109.00	105.00	105.05	46,866	51,530
October	108.00	105.50	106.01	101,139	112,203
November	107.25	105.05	105.06	83,550	93,210
December	106.50	104.20	106.15	259,078	286,508

in euros

Date	High	Low	Close	Securities traded Number	Value
2004					
January	106.70	105.10	106.00	45,873	51,492
February	106.56	105.10	106.56	120,234	130,610
March	107.45	105.64	107.43	188,057	201,654
April	107.00	105.50	105.50	36,089	38,620

3.5 - Dividends

in euros

Financial years	Dividends distributed	Dividend	Tax Credit	Total Distribution
1999	95,648,269.83	0.71	0.36	1.07
2000	107,772,698.40	0.80	0.40	1.20
2001	114,508,492.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395
2003 [1]	133,349,933.25	0.93	0.465	1.395

(1) Proposal submitted to the Joint Ordinary and Extraordinary Shareholders Meeting of May 14, 2004.

The Company intends taking all reasonable steps to pursue its policy of increasing dividend distributions, while taking into account earnings recorded for each year.

Dividends not claimed within a period of five years from the date they became payable are forfeited to the State.

Chapter IV
Information concerning the issuer's business

4.1 - The company and the Group

4.1.0 - Historical Background and Changes in Group Structure

Historical Background

The origins of Compagnie *Générale des Etablissements Michelin* dates back to the Barbier, Daubrée and Cie, a limited partnership by shares formed on July 15, 1863 at Clermont-Ferrand (Puy-de-Dôme). The Trading name Michelin et Cie was adopted in 1889, the very year when the first tire patent was filed.

In 1940, the company adopted the name *Manufacture de Caoutchouc Michelin* and, up to 1951, it managed its French operations directly and its international operations (industrial and trading activities) indirectly, through its foreign subsidiaries.

On October 15, 1951, *Manufacture Française Des Pneumatiques Michelin* was created to receive all of the Group's French industrial assets, while Manufacture de Caoutchouc Michelin, which simultaneously became Compagnie Générale des Etablissements Michelin, became the parent company and ceased all industrial operations.

In 1960, The Group's foreign assets were transferred to a single holding, *Compagnie Financière Michelin*, with its head office at Granges-Paccot, Canton of Fribourg (Switzerland).

Until 1987, virtually all of the shares of *Compagnie Financière Michelin* were held by Compagnie Générale des *Etablissements Michelin*. In 1987, part of a new share issue was offered to public investors, who owned about 6% of *Compagnie Financière Michelin's* equity. Their bearer shares were quoted on the Zurich Stock Exchange. That same year, Compagnie Financière Michelin acquired an interest of about 20% in *Manufacture Française des Pneumatiques Michelin*, a stake that was raised to 60% in 1993.

Compagnie Financière became the parent company of the Group's main industrial companies, thus forming a coherent group of companies, while providing *Manufacture Française* access to more diverse sources of finance.

Compagnie Générale des Etablissements Michelin holds considerable technological assets and receives royalties for their use.

In 2002, in order to streamline the Group's legal structure and to leverage improved terms of access to financial markets, the Company carried out an exchange offer for the bearer shares of *Compagnie Financière Michelin*, followed by a "squeeze-out" procedure for the shares not tendered in the offer (see paragraph 3.2.1 above).

This operation involved creation of a total of 5.97 million new shares, or 4.20% of capital, of which 5.78 million, issued on November 20, 2002, served to remunerate Compagnie Financière Michelin bearer shares tendered in the exchange, with the balance issued on June 30, 2003 under the share squeeze-out, for securities not tendered in the exchange.

Michelin's history is bound up with that of the pneumatic tire. Ever since its first patent was registered, Michelin continuously drove innovation in tire technology, which accounts for the bulk of its operations:

	% of 2003 consolidated turnover
– Tires and wheels	99.4 %
– Manufactured rubber and plastics, maps, guides and miscellaneous	0.6 %

Michelin's invention of radial carcass tires in 1946 still stands out as a major technological breakthrough in the transport industry and improved performance in a number of key areas including grip, safety, durability, comfort and fuel consumption. While at first mainly used in Europe through Michelin's marketing efforts, in the 1970's the radial carcass was gradually adopted by the main manufacturers worldwide, notably in the United States and Japan, where radial technology now accounts for 90% of sales.

In recent years, Michelin has focused research on environment-friendly tire technologies, introducing the "green" tire under the "Energy" tradename. This fuel-saving technological innovation, which responds to environmental concerns by reducing rolling resistance significantly, maintains the high standards of wet grip and wear resistance Michelin is famous for.

Similarly, Michelin's PAX System, featuring an unseatable tire/wheel anchoring system, is a revolutionary concept adapted for use on all types of vehicle: it provides fitted assemblies outstanding flat rolling performance. With this step forward in relation to the current standard, PAX System not only enhances safety and mobility, it also opens up many new avenues in the field of vehicle design. The fruit of many years of research, Michelin PAX System is a trailblazing innovation for the automotive industry.

Michelin Group Structure

Compagnie Générale des Etablissements Michelin (CGEM) is the Group's parent company to which, directly or indirectly, all Michelin affiliates are linked. Its two main shareholdings are:

- Manufacture Française des Pneumatiques Michelin (MFPM), (40% held). MFPM coordinates all France-based industrial, sales and research operations; it invoices its services based on a proportional allocation method, and is refunded for its research expenses.
- Compagnie Financière Michelin (CFM), (100% held).

In its capacity as shareholder, CFM coordinates the operations of most Group industrial, trading and research Companies.

The parent Company and its subsidiary, Compagnie Financière Michelin, have negotiated agreements with the Group's operational entities governing the services rendered to them.

Both Companies have assigned Manufacture Française des Pneumatiques Michelin the mission of providing these services, MFPM in turn being compensated for its services by the operational companies pursuant to the 'cost plus percentage fee contract' method.

Intra Group transactions cover multiple areas (intangible assets, all kinds of services, equipments, raw materials, finished and semi-finished products) and represent sizeable volumes. The corresponding compensation or prices are set using methods that vary depending on the transaction concerned. However these methods are all based on the fair competition principle adopted by the Member States of the OECD which is described in the "Principles governing transfer prices for the use of multinational businesses and income tax authorities".

Michelin Group Development

Michelin opened its first foreign plants as early as 1906 (Italy), 1927 (United Kingdom), 1931 (Germany) and 1934 (Spain).

Michelin's growth was boosted in the 1960's with construction of a number of plants, first in France, then abroad and particularly in the Americas in the 1970's. Starting 1985, Michelin set up joint-ventures in Thailand, Japan and China to develop an industrial base in Asia. Michelin started building up its presence in Eastern Europe in 1995.

According to generally accepted rankings, its growth since 1960 propelled Michelin from world No. 10 to No. 6 in 1970 and world No. 2 in 1980, behind Goodyear. At the turn of the '80s, when Bridgestone acquired the American Firestone and Michelin took over Uniroyal Goodrich, the gap between the two biggest tire manufacturers was bridged, with annual rankings depending more on exchange rate fluctuations and calculation method than on actual sales volumes. Today, three tire manufacturers, Bridgestone, Goodyear and Michelin each No. 1 in its continent of origin, together account for close to 60% of world tire sales.

4.1.1 - Main Operations

2003 Tire Markets

The world tire market was worth 70.6 billion dollars in 2003.*

With Europe, North America and Asia's shares quite even in value terms, the market was largely dominated by the replacement business, which represented some 71% in volume terms and 75% in value terms.

** Source: Rubber & Plastic News- September 2003*

Breakdown of world market in volume (tons equivalent)

Europe	28%
North America	29%
South America	6%
Asia Oceania	30%
Africa Middle-East	7%

Source: LMC 2003 & Michelin estimates

The world market in value by product type

Passenger Car/Light Truck	51.1%
Truck	32.4%
Earth mover	6.7%
Two wheels	5.9%
Agricultural	3.4%
Aircraft	0.6%

Michelin estimates

The tire market is a very concentrated one

Taken together, the three largest manufacturers, who occupy all market segments, account for 56% of world market.

Breakdown of world market by manufacturer

Michelin	19.2%
Bridgestone	19.1%
Goodyear	17.4%
Continental	6.8%
Pirelli	3.8%
Sumitomo Rubber	3.7%
Yokohama Rubber	3.3%
Cooper Tire	2.4%
Other	24.3%

Source: Tire Business – September 2003

Please refer to the "Michelin Fact-Book 2003" downloadable at www.michelin.com for a detailed presentation of Group markets and positions compared with its competitors.

2006 world tire markets evolved differently from region to region

Tire markets grew moderately worldwide in 2003, but had, by and large, yet to catch up with 2000 levels.

Tire markets grew moderately worldwide in 2003, but have, by and large, yet to catch up with their 2000 levels



100
98.8
100
94.5
2000 (1) World PCLT (OE(2) + RT(3))
2003 PCLT
2000 P(4) World Truck (OE + RT)
2003 Truck

Markets (1) Passenger Car/Light Truck, (2) original equipment, (3) replacement, (4) Truck.

- In Europe, Passenger Car/Light Truck and Truck replacement markets posted significant recovery.
- In North America, the Passenger Car/Light Truck replacement tire market was stable, while the OE Truck market further recovered, continuing the trend started in 2002.
- In Asia, markets were boosted mainly by the dynamic Chinese passenger car and radial truck tire markets, while most segments stagnated or even shrank in Japan. While Brazil and Argentina showed a slight recovery, Venezuela, the region's third largest market, was down sharply. Conversely, the truck segment grew in the region. In the Middle-East, markets were driven by Turkey's economic health and improved economic conditions in the Persian Gulf, while markets remained difficult in Africa.

	2003-2002	2002-2001
Europe (1)		
Passenger Car/Light Truck		
- Replacement	+5.4%	+2.7%
- Original Equipment	-3.6%	-0.3%
- Winter	+8.7%	+13.8%
Trucks		
- Replacement (2)	+2.3%	-0.9%
- Original Equipment	+2.8%	-2.9%
North America (3)		
Passenger Car/Light Truck		
- Replacement (4)	+0.4%	-2.4%
- Original Equipment	-3%	+5.8%
Trucks		
- Replacement	+1.5%	+4.3%
- Original Equipment	+4.6%	+11.4%

(1) Western Europe + Eastern Europe, excluding CIS
(2) Western Europe + Switzerland
(3) United States + Canada + Mexico
(4) Radial tires + bias tires

Sound long-term growth potential

Movement of goods and people is key to economic and social development. Over the next ten years, the world's car fleet should grow 20% to 840 million and the truck fleet by close to a third to 190 million vehicles*.

In million of units	2003	2002	Change
Passenger cars	693	843	+22%
Trucks	140	188	+34%

Tire markets in 2003

With 994 million tires sold in 2003, the **Passenger Car/Light Truck** market accounted for 51% of the world tire market in value terms and 72% of the replacement market. It posted slow but sustainable and steady long-term global growth of 2 - 3% per year. As a consumer goods market, it is characterized by the key role played by brands and distribution channels.

The supply-side is increasingly diversified with a shift towards upper-range vehicles on the back of increasing driver expectations in terms of comfort and safety. The high performance tire segment, therefore, now accounts for 11% of world market in volume terms and as much as 25% in profit margin terms. With 15% annual growth in this segment, Europe accounted for 57% of high performance sales. Trends are similar in the 4x4 segment, but in this case, the market is driven by North America.

* Source: JD Power/ LMC

2003 Passenger Car/Light Truck OE market
(in millions of tires)

	Europe	North America*	South America	Asia	Africa Middle-East
Original Equipment	89	80	8	96	7
Replacement	235	249	33	149	48

Source: Michelin estimates
** USA, Canada, Mexico*

Regional Breakdown of the Most Buoyant Passenger Car/Light Truck Segments in 2003

	Europe	North America *	Asia	World Total (millions of tires)
Performance (H, VZ)	57%	20%	23%	242
4x4 SUV	8%	71%	21%	114
Winter	72%	9%	19%	78

Source: Michelin estimates
** USA, Canada, Mexico*

In 2003, the **Truck** market represented 32% of the world tire market in value and 127 million tires, of which 86% in replacement. Its radialization rate* is of just 53%.

With 1% to 2% annual global growth, this segment also exhibits long-term potential, though somewhat more erratic than passenger car markets, as it is more correlated to economic factors like the health of the road haulage industry. In Eastern Europe as in South America and Asia, substantial growth opportunities remain to be tapped for the radial tire market. With 45% of world market, Asia posted sustained

**Gradual shift to radial technology (invented by Michelin) at the expense of bias tires*

radialization and benefited from strong economic growth in China and India.

Truck tires are capital goods and account for an average of 3% of a road haulage fleet's operating costs. Choice of a tire has a significant impact on fuel consumption, which, in turn, weighs for 20% in operating costs.

Customers in this segment are entrepreneurs who are keen to optimize truck uptime and return on operations. To them, the running cost per mile of a tire is a key consideration. For this reason, in Europe and North America, the retread market is equivalent to the replacement new tire market.

2003 Truck tire sales (radial and bias)

in millions of tires

	World	Europe	North America	South America	Asia	Africa Middle-East
Original Equipment	18	–	–	–	–	–
Replacement	110	20	17.5	9	51	11.5
Retread*	58	8	17	10	21	2

** Treads*
Source: Michelin estimates.

Specialty tires accounted for 17% of world market in value terms. While all other specialty tires are extremely technical products, cycle tires are consumer goods, unlike agricultural, earthmover and aircraft tires which are genuine capital goods.

Growth opportunities are significant for small and medium-sized earthmovers and large agricultural machinery as well as for aircraft radial tires.

The European market for wheels experiences modest growth, while OE wheel assemblies are buoyant.

In Passenger Car/Light Truck, manufacturers mostly rely on distribution networks (controlled or not by them), for their sales.

In Europe, specialist dealers account for a little over half of consumer sales, car dealers more than a fourth and miscellaneous outlets (including auto centers) for the balance. The picture, however, varies widely from country to country.

In North America, channels are more diversified, with independent distributors accounting for a little under 50% of sales while car dealers' share is marginal.

In truck, in both Europe and North America, specialist dealers are the main distribution channel alongside direct sales to large fleets. Trends in this sector are for "truck side" maintenance services aimed at optimizing uptime.

Tourist Guide markets are very competitive owing to diversifying customer expectations, both as regards contents and information.

New mobility enhancing **digital information services** appeal equally to consumers and professionals. On-board navigation systems are spreading quickly: in Europe 1.5 million vehicles are equipped, a figure which should reach 3.5 million by 2005.

Group Operations

• *PASSENGER CAR/LIGHT TRUCK*

World No.1, high-tech tire leader*

17% of world Original Equipment and Replacement markets

71% of Michelin's Passenger Car/Light Truck sales are replacement sales

** Source: Michelin, based on available market data*

In markets that behaved more erratically than in 2002, with a surge in replacement and a drop in original equipment, while overall volume sales grew slightly at +0.4%, turnover was down 6.2%, owing chiefly to dollar depreciation along with that of other currencies. Operating margin also slipped 0.7 point at 8.9%.

Among the highlights of the year, the Group commissioned a new plant in Russia and in South Korea, the Group signed in January 2003 a partnership agreement with Hankook Tire Co. Ltd, Korea's No2 and world No 1 manufacturer to produce and distribute passenger car tires.

The agreement also entitles Michelin Group to acquire up to 10% of Hankook Tire Co. Ltd's capital. Michelin's 2.48% stake at end December 2003 was booked for a value of €18.4 million in the year's accounts.

Turnover down 6.2% in € million

2001	2002	2003
7,982	7,948	7,457

Operating margin: - 0.7 point

2001	2002	2003
8.9%	9.6%	8.9%

2003/2002 sales change In number of tires sold

	Europe[1]	North America[2]	Other regions[3]
Replacement	5.1%	-0.9%	7.1%
Market	5.4%	0.4 %	N/A
Original Equipment	-11.2%	-1.3%	13.9%
Market	-3.6 %	-3%	N/A
Total sales	-0.7%	- 1%	9.2%

1 Western and Eastern Europe (15 largest markets) (excluding Community of Independent States)
2 United States, Canada and Mexico
3 Asia, South America, Africa and Middle-East

Strategy

In original equipment, Michelin developed strategic partnerships with carmakers to leverage its innovative and technical support capacities worldwide

In replacement, the Group deployed a multibrand portfolio to meet varied consumer needs. Present in all the distribution channels, it enriched its service offering and strengthened direct ties with consumers, in particular for the benefit of the Michelin brand.

On both markets, Michelin focuses on the high value-added High Performance, 4x4 and Winter tire segments. The Group chiefly aims at achieving worldwide leadership on the wider-rimmed products (16 inches and above) and on the European "high-performance" original equipment and "winter" replacement segments.

In its drive to tune industrial strategy to markets, Michelin embarked several years ago on an important program to improve its supply chain performance and enhance competitiveness.

– Further product mix improvements in 2003

North America accounts for close to 40% of Passenger Car/Light Truck sales. It was therefore hit by the unprecedented 17% depreciation of the dollar versus the euro. Excluding exchange rates, however, turnover was up 3.6% versus 2002, for a 0.4% rise in sales volume.

In a European replacement market that posted better growth than its long-term trends, Michelin fell back for two reasons: on the one hand, first quarter growth was driven mainly by competitor promotional campaigns which Michelin did not follow, on the other hand, higher-than-expected demand for its new "Alpin" Winter tire range (that received the ADAC* award for the second year running), translated into product shortages and an unsatisfactory order fill rate which Michelin responded to by concentrating on the German market, in view of its size and quality. Good fourth quarter sales did not quite make up for the lost ground.

** Allgemeiner Deutscher Automobil Club, Germany's main automobile club*

In North America, a temporary drop was recorded on certain market segments in the first half and some capacity shortages in the SUV segment in the second half resulted in some market share loss. Launches in September of the mass-market Michelin HydroEdge™ range and of the new BF Goodrich Traction T/A in the H-rated segment, however, were successful, reflecting continued product mix improvement.

– Strong growth in China

In South America, Michelin benefited from recovery of the Brazilian and Argentinean markets, in spite of Venezuela's import ban.

In Asia, the Group achieved continued strong growth, especially in China, where it is No.1 on the back of the Warrior and Michelin brands.

In original equipment, against a background of contracting European and American markets, the Group continued to focus on the quality of its market share.

– Operating margin down

While the Passenger Car/Light Truck operating margin gained 2 points between 2000 and 2002, the drop in operating income and margin was mainly attributable to North-American operations.

Business in this region had to cope with sharp raw material inflation (up more than 20% in US dollars) and with a steep rise in healthcare costs, at a time when some competitors had not yet taken the full measure of the situation. Even though all price rises passed in 2002 held out, a dull SUV market in the first half translated into volume sales below Group expectations.

Strict investment management combined with the year's price rises in this segment, therefore, did not fully offset this state of affairs, which, aggravated by the strong euro appreciation, explains a lower operating margin. On another front, however, further progress was achieved in inventory management and reduction in customer receivables.

* *Source Michelin, on the basis of available market data*

• *TRUCK*

World No.1, leader in high-tech tires *

30% of the Original Equipment market

20% of the radial replacement market

In buoyant Replacement and Original Equipment markets, the sales in volume terms were up 4.2% with turnover up 0.6% despite highly unfavorable exchange rates.

Truck operating income climbed to 13.1%, with an 0.8 point gain in operating margin, on the back of strict control over industrial and structural costs and price increases chiefly designed to offset the hike in natural rubber prices.

Among the year's highlights in this business segment, Michelin re-commissioned its plant in Algeria.

On November 17, 2003 Michelin and Apollo Tyres Ltd set up a joint-venture to build a radial tire factory in India. The partners created a new Company called Michelin Apollo Tyres Private Ltd to produce and sell truck and bus radial tires for the Indian market, as well as market and sell all kinds of tires. The agreement also provides for Michelin's technical assistance to Apollo tires for Apollo-made passenger car/light truck tires that match international standards.

Michelin will hold 51% and Apollo Tyres Ltd 49% of the new Company, Michelin Apollo Tyres Private Limited. Both partners plan to invest some USD 70 million over the next four years. Moreover, as part of a wider cooperation between the manufacturers, Michelin will take a 14.9% stake in Apollo Tyres Ltd.

Both the creation of Michelin Apollo Tyres Private Limited and Michelin's acquisition of a stake in Apollo Tyres Ltd, are subject to prior approval of the Indian government.

Sales up + 0.6% in € million

2001	2002	2003
3,915	3,944	3,969

* *Source Michelin, on the basis of available market data*

Operating margin: 0.8 point

2001	2002	2003
8.8%	12.3%	13.1%

Changes in 2003/2002 in number of tires sold

	Europe	North America	Other regions
Replacement[1]	3.6%	6%	4.9%
Market	2.3 %[2]	1.5%[3]	N/A
Original Equipment[4]	0.1%	2.5%	20.3 %
Market	2.8%[5]	4.6%	N/A
Total sales	2.2%	4.8%	6.7 %

1 New tires only, excluding retread
2 European Union + Switzerland
3 Radial and bias truck tire market United States, Canada, Mexico
4 Truck power unit + trailer sales
5 Truck power unit market

Strategy

The Group intends comforting its own position and that of the Michelin brand as undisputed technological leader in new original equipment and replacement as well as retread tires. With this in mind, Michelin approaches the road haulage industry in its capacity as a solution provider. Its combined product and service offering is geared at optimizing vehicle uptime and mobility and therefore at increasing its customers' competitive edge through high performance solutions monitored by built-in IT support systems.

Michelin fosters close ties with carmakers and distribution channels.

The Group launched a major program to increase the critical size of its plants, make them more competitive and improve supply chain performance.

– Europe and North America: strong growth in volume sales and mix improvement

Net sales were up 0.6% on 2002 despite highly unfavorable exchange rates.

On the European Replacement market, volume sales and Group market share were up, chiefly on the back of headway made in Eastern Europe.

In North America, the Group outperformed the market although neither Group sales nor market share have yet caught up with their 2000 levels. Price increases passed in February 2003 have been sticking and an additional 5% rise was introduced in February 2004. Sales of Michelin X One, the only wide single tire distributed in North America, more than doubled in 2003.

In retread, the Group posted further progress, especially in Europe.

Weakness in the trailer segment explains why Group OE sales (power units + trailers) look slacker than the power unit market taken in isolation.

In North America, the Group's overall market share in original equipment was down slightly in 2003. The strong pick up in trailer segment sales, that largely drove market growth, was not to the Group's advantage since it is stronger on the more technical power units segment.

The Group's strategy is to gradually strike a better balance of its sales between original equipment and replacement in North America, in order to deliver optimal service quality across all markets, while improving its overall profitability and return on assets.

– Strong growth in the other regions

Radial sales were up in South America and Asia, especially in China, where they maintained the high pace of growth recorded for more than two years. In the Middle-East and Africa, the year was marked by re-commissioning of the Algiers plant. More generally in the Middle-East, Michelin sales benefited from strong growth in local demand.

– Operating margin up

After a substantial profit deterioration in 2001 due to a slump in North America, the segment's operating income was up significantly for the second year running at 13.1%, with a 0.8 point gain in operating margin. This improvement flowed mainly from successful implementation of the strategy for 2003 as reflected, among other things, by a growth in sales volumes and correct anticipation of raw material cost increases, especially the strong rise in natural rubber prices. By end 2002 and early 2003, a series of price

increases were passed worldwide in Europe, North and South America and Asia. These price increases have held out. Moreover, the Truck business line exercised strict control over industrial and structural costs.

• *SPECIALTY TIRES*

Europe's No.1 agricultural and 2-wheel tire manufacturer*

World No.1 radial aircraft tire manufacturer*

World No.1 worldwide in earthmover radial tires for surface mining *

Contrasted 2003 specialty tire markets.

While earthmover tire markets posted a recovery, especially in North America following three bear years, the European agricultural tire market was hit by the summer heat wave.

The aircraft tire market remained dogged by ongoing difficulties in the global air transport industry.

Aggregate sales of the "Other Businesses" division

+4,8 % in € million

2001	2002	2003
4,901	4,637	4,859

Strategy

The Group pursues a targeted growth strategy, centered on each market's most technical segments in which the Michelin brand is very often leader. It develops strong partnerships with local manufacturers.

In "Earthmover", Michelin benefited from bright prospects for very large tires and for the huge radialization potential of fork-lifter and earthmover equipment markets

In "Agriculture", the Group developed farming equipment tire solutions designed to enhance crop productivity and cultivated soil protection.

In "2-Wheel", the Group relied on quality and innovation to strengthen its original equipment and replacement positions.

In "Aircraft", Michelin focused on safety and promoted market radialization.

In "Wheels", Michelin looked for partnerships to build industrial clout and applied a strict cost-cutting program to improve profitability.

– Earthmover market recovery

Favorable trends in the main mining markets witnessed in 2003, particularly for gold, copper and coal mining, fuelled operator investment, more particularly in South America, Oceania and Eastern Europe. Following three bear years, especially in North America, the earthmover tire market picked up in the second year half.

With sales up more than 7% in tons, Group sales clearly benefited and Michelin won market shares on certain segments. Net sales, however, were hit by the close to 17% depreciation of the dollar and operating profit suffered from the hike in natural rubber prices and the fact that 60% of Group sales are invoiced in dollars, while 60% of output comes from Europe.

– Agricultural tire enhanced offering

In a difficult environment marked by the summer heat wave that hit Europe and took its toll on the markets, the Agricultural product line posted turnover down more than 5%. Michelin however enriched its product offering and focused on the premium segments. In 2003, the Group launched the highly innovative Ultraflex low-pressure technology, that enables optimum road performance combined with low soil compaction. Mainly targeted at European markets, the first application based on this leading edge solution, Xeobib, won several key awards during the year.

– Wheel: improved mix

Against a background of growing demand for Michelin motorbike products like Pilot Road, launched at end 2002, the European 2-Wheel business was dogged by supply chain shortages. In North America, Group sales climbed significantly on the back of market gains in the off-road motor-cycle segment. This segment's operating margin was down slightly, mostly due to euro appreciation against the yen and the dollar.

* *Source Michelin, on the basis of market data available*

– Aircraft: radialization gains momentum

In spite of a 2003 environment that remained difficult with a number of set-backs that range from the SARS epidemics to war in Iraq, with such consequences as soaring kerosene prices and a depressed tourist industry, the Aircraft business line boosted sales in volume terms.

Michelin's drive, begun some years back, to promote radialization of this market is indeed beginning to bear fruit: in 2003, close to 60% of passenger aircraft built worldwide used this technology. Nevertheless, at times when airlines are faced with continuing financial difficulties, the business found it hard to price its added value at its proper level, and was thus unable to improve the aircraft segment's profitability.

– Wheels: turnaround in sight

In spite of 3% or so market contraction and general overcapacity throughout the European wheel industry, Michelin's wheel sales rose in volume terms. The reorganization measures announced in January 2003 – closure by 2005 of the Spanish Aranda plant and transfer of corresponding production to the Troyes (France) and Solingen (Germany) plants – combined with strict cost control, have begun to yield results and cap losses in spite of sharp steel price rises.

• *DISTRIBUTION*

Europe's No.1 tire distributor.*

Distribution operations are of key strategic interest as they favor comprehensive service offerings, market knowledge, trend analysis and industrial watch. Michelin's distribution operations focus on high value-added service offerings, targeted at both light vehicle and truck fleets.

– Euromaster develops service offerings and builds up its network

Euromaster net sales were up on the back of new service offerings and improvements in the distribution businesses. The reorganization plan implemented in 2002 in the UK, however, weighed on operating profit.

The year was marked by acquisition on March 31, of Viborg group, chiefly engaged in tire distribution via its network of 465 sales outlets, mainly located in Germany and Denmark.

* *Source Michelin on the basis of market data available*

This move significantly enhanced Euromaster's European coverage, especially in Germany, Europe's largest tire replacement market.

Viborg's contribution to Group sales amounted to €313 million. With a view to turning Viborg group around, its restructuring and merger into Euromaster began in April, and the first results were perceptible by year end.

– TCI net sales up in dollar terms

US-based Tire Centers posted moderate growth in 2003 in dollar terms. The network, which comprises upwards of 160 sales outlets, boasted retread sales up despite a flat market and increased passenger car-light truck sales volumes. The latter business, which is mostly made up of wholesale transactions, benefited from a successful "T3" loyalty partnership program for independent distributors. Sharp dollar depreciation, however, eroded net sales in euro terms.

• *PUBLISHING, MOBILITY ENABLERS*

Europe's No.1 Tourist Guide publisher.*

Tourist publications support the Michelin brand and image, which they help to introduce in consumers' daily lives.

Through its digital mobility enabling services, ViaMichelin actively contributes to this approach and enjoys attractive prospects in the mid-term. Its website has already established itself as the reference site for motorists in Europe with upwards of 10 million visits every month.

– Michelin Editions des Voyages eventful year

In a lackluster tourist industry, 2003 recorded a sharp drop in American tourist activity outside of the US and in summer travel in Europe, especially on the part of British and German tourists. Editions des Voyages (Maps and guides) net sales, down 3%, reflect this situation.

But the year was extremely productive from an editorial point of view, with launch of numerous products and active revamping of the collection of Michelin publications. Among the bestsellers of 2003, the Michelin Charming Places to Stay guide, now available in 4 languages, sold upwards of 140,000 copies in Europe.

Michelin Editions des Voyages also cut production costs and improved its retail network with partnership agreements with MDS in France and Ganske in Germany,

* *Source Michelin, on the basis of market data available*

aimed at promoting the value of its products. Maps and Atlases, Gourmet Guides, Charming Places to Stay as well as the Green Guides have opened their pages to advertisers, under very strict conditions that ensure due respect of editorial independence and product quality.

– ViaMichelin: strong all-round growth

Net sales were up more than 30%. Development costs, fully recognized as charges, have been successfully controlled.

Acquisition of the French company SWI enabled to diversify supply with navigation products for PDAs (pocket computers) and to launch joint operations with Palm. ViaMichelin continued development of on-board systems with car equipment manufacturers and carmakers and compiled a travel information CD-ROM with the Germans Becker and BMW, offering on-board on-line services for the BMW 7-series.

B2B sales also posted good progress. Detailed mapping coverage was extended to the United States and Canada, while simplified mapping is available for the rest of the world.

The agreement signed with Shell GeoStar confirmed the site's pan-European scope, and notably boosted German traffic. ViaMichelin is one of the 3 most visited European sites. Both traffic and advertising income doubled.

In cellular phone-based services, the ViaMichelin offer is available in 5 countries through 8 operators including Vodafone, Orange, Bouygues and Telefonica.

• *MICHELIN LIFESTYLE*

Michelin is a world-class brand as measured by brand awareness, synonymous with state-of-the-art technology and quality. To leverage this valuable asset and increase its consumer appeal, the Group launched a new global consumer product offering. This is implemented through licensees under strict Michelin quality control.

Michelin Lifestyle Limited's mission is to develop new high-profile Michelin products in the three following areas:

- automotive and cycle accessories
- sports, leisure and working clothes and equipment;
- personal accessories, gift articles and collectibles embodying the Michelin culture and history.

By end 2003, a million Michelin accessories have been sold in 20 countries and in 3,000 retail stores.

During the summer, a high-tech tennis shoe, jointly developed with the world-famous Babolat brand, was launched in Europe.

4.1.2 Group Presence Worldwide

The Group maintains an industrial base close to its markets with 74 production plants in 18 countries. The regional breakdown of Michelin's industrial base is as follows:

Europe : 41

6 in Germany, 4 in Spain, 18 in France, 2 in Hungary, 5 in Italy, 1 in Poland, 3 in the United Kingdom, 2 in Romania

North and Central America: 19

14 in the United States, 4 in Canada, 1 in Mexico

South America: 4

2 in Brazil, 2 in Colombia

Africa: 2

1 in Algeria, 1 in Nigeria

Asia: 8

3 in China, 1 in Japan, 4 in Thailand and trading operations in 170 countries.

Five-year consolidated key figures and ratios

in million of euros	2003	2002	2001	2000	1999 pro forma
Sales	15,370	15,645	15,775	15,396	13,763
% change	**(1.8%)**	**(0.8%)**	**2.5%**	**11.9%**	**10.2%**
Average number of employees	127,210	126,285	127,467	128,122	130,434
Payroll costs	4,997	5,152	5,242	5,137	4,756
% of sales	**32.5 %**	**32.9%**	**33.2%**	**33.4%**	**34.6%**
EBITDA (1)	1,992	1,978	2,091	2,170	2,127
Operating income	1,143	1,225	1,040	1,162	1,207
Operating margin (2)	**7.4%**	**7.8%**	**6.6%**	**7.6%**	**8.8%**
Net interest expense	(225)	(260)	(321)	(314)	(238)
Non-recurring items, net	19	75	(29)	(76)	(353)
Including restructuring costs	(192)	(17)	(340)	(67)	(388)
Income before tax	590	997	644	729	538
Income taxes	(261)	(382)	(330)	(290)	(213)
Effective tax rate	**44.3%**	**38.3%**	**51.2%**	**39.9%**	**39.7%**
Net income including minority interests	329	614	314	438	325
Net margin	**2.1%**	**3.9%**	**2.0%**	**2.8%**	**2.4%**
Dividends (3)	131	113	105	93	87
Net cash provided by operating activities (4)	1,542	1,534	1,263	1,017	1,014
Cash flow (5)	1,407	1,225	1,323	1,416	1,547
% of sales	**9.2%**	**7.8%**	**8.4%**	**9.2%**	**11.2%**
Capital expenditure (6)	1,118	967	1,150	1,201	1,252
% of sales	**7.3%**	**6.2%**	**7.3%**	**7.8%**	**9.1%**
Capital expenditure, net of disposals	1,017	809	1,089	1,091	1,003
Acquisitions of investments, net of disposals	229	62	(184)	166	255
Research and development costs	710	704	702	645	589
% of sales	**4.6%**	**4.5%**	**4.4%**	**4.2%**	**4.3%**
Net debt (7)	N.APP.	N.APP.	N.APP.	N.APP.	N.APP.
Average borrowing costs	**5.8%**	**6.2%**	**6.1 %**	**6.5 %**	**9.4 %**
Shareholders' equity including minority interests (8)	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	**N.APP.**	**N.APP.**	**N.APP.**	**N.APP.**	**N.APP.**
Net debt + securitizations (9)	3,440	3,818	4,881	4,926	4,329
Debt-to-equity ratio including securitizations	**78%**	**85%**	**113%**	**119%**	**113%**
EBITDA / Net debt	**57.9%**	**51.8%**	**41%**	**43%**	**47.2%**
Net cash provided by operating activities / Net debt	**44.8%**	**40.2%**	**30.6%**	**20.7%**	**23.4%**
Interest expense (10)	219	273	311	324	419
Interest cover (Operating income / interest expense)	5.2	4.5	3.3	3.6	2.9
Free Cash flow (11)	299	637	309	(241)	(300)
ROE (12)	**7.3%**	**13.4%**	**7.4%**	**10.4%**	**8%**
Target RAROC (13)	9.8%	9.8%	10.1%	11.4%	11.2%
Actual RAROC (14)	6.5%	9.5%	6.8%	8.3%	5.3%

Per share data

in euros	2003	2002	2001	2000	1999 *pro forma*
Net assets per share (15)	30.2	30.5	29.7	28.5	26.2
Basic earnings per share (16)	2.22	4.28	2.20	2.96	2.10
Diluted earnings per share (17)	2.22	4.28	2.20	2.96	2.10
P/E (18)	**16**	**8**	**17**	**13**	**19**
Net dividend per share	0.93*	0.93	0.85	0.80	0.71
Pay-out rate (19)	**41.89%***	**21.73%**	**38.6%**	**27.0%**	**34.2%**
Net dividend yield (20)	**2.56%***	**2.83%**	**2.3%**	**2.3%**	**1.7%**
Capital turnover rate (21)	**142.7%**	**142.7%**	**108.3%**	**96.6%**	**104.7%**

1. *EBITDA: earnings before interest, tax, depreciation and amortization.*
2. *Operating margin: operating income as a % of net sales.*
3. *Dividends distributed during the year. For years prior to 1999, the amount shown corresponds to total amounts distributed during the year.*
4. *Net cash provided by operating activities: cash flow + change in working capital.*
5. *Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets – changes in provisions and deferred taxes –/+ net gains/losses on disposals of assets.*
6. *In 2001, excluding external growth transactions (SMW, _167 million).*
7. *Net debt: long and short-term debt – cash and cash equivalents.*
8. *Shareholders' equity including minority interests: Common stock + paid-in capital in excess of par + retained earnings + net income + minority interests.*
9. *Securitization: sales of trade receivables. In cases where the receivables are sold to special purpose entities in which Michelin holds an equity interest, the special purpose entity is consolidated in accordance with the accounting standards applicable since January 1, 2000.*
10. *Interest expense: borrowing costs for the year.*
11. *Free cash flow: cash flow – change in working capital – net capital expenditure.*
12. *ROE: net income / shareholders' equity.*
13. *Target RAROC: calculated cost of debt and economic capital expressed as a percentage of capital employed. The Group uses the Free Cash Flow to Economic Capital method to measure value creation. This method consists of allocating a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. Cost of economic capital: 15% based on euro interest rate and premium to reflect different interest rates and risk levels outside the euro-zone = average cost 16% in 2001.*
14. *Actual RAROC: Net income before interest expense expressed as a percentage of capital employed (see above).*
15. *Net assets per share: net assets / number of shares outstanding at December 31.*
16. *Basic earnings per share: net income / weighted average number of shares outstanding during the year + own shares – shares canceled during the year.*
17. *Diluted earnings per share: earnings per share adjusted for the effect on net income and on the weighted average number of shares of the exercise of outstanding dilutive instruments.*
18. *P/E: Share price at December 31 / earnings per share.*
19. *Pay-out rate: net dividend / earnings per share.*
20. *Net dividend yield: net dividend / share price at December 31.*
21. *Capital turnover: number of shares traded during the year / average number of shares outstanding during the year.*

N.APP.: not applicable.

* *Based on recommended dividends.*

4.2 – Research and development

In 2003, Michelin spent EUR 710 million in R&D, or 4.6% of net sales. This level is among the highest in the sector. According to the conclusions of a tire manufacturers' survey published in September 2003, the industry average stood at 3.4% in 2002.

This significant and constant effort is a concrete illustration of the resources deployed by Michelin in pursuit of its strategic orientations and ambition of *"remaining the tire industry's most innovating company and of covering all aspects of ground liaison and mobility-related services".*

Research & Development spending

in € million

	2003	2002	2001
Research and development	710	704	702
In % of sales	4.6%	4.5%	4.4%
Change	+0.9%	+0.3%	+8.9%
Change in sales	−1.8%	−0.8%	+2.5%

4.3 – Employee information

Group average headcount over the last three financial years was as follows:

2001 : 127,467
2002 : 126,285
2003 : 127,210

The average headcount is 0.7% at December 31, 2003, with 926 new employees. This rise is mainly due to integration of Viborg staff within the Euromaster network.

Group Employees at 12/31/2003

full-time equivalent or FTE

	Europe	North America	South America	Asia-Pacific	Africa Middle-East	Total
FTE	77,308	23,877	5,694	11,138	3,328	121,345

Breakdown of employees by category


Administrative and technical workers
Employees
Management
Top management
CD
CEG
0
20
40
60
80
100
% Men
% Women

CD: Board of Directors
CEG: Group Executive Committee

Breakdown of male and female employees by category

	Europe	North America	South America	Asia-Pacific	Africa/ Middle-East	Group %
Administrative and technical workers	7.3%	14.3%	1.4 %	7.7%	2.8%	8.6%
Employees	25.3%	29.1%	25.3%	25.6%	23.0%	26.0%
Management	14.4%	9.5%	10.6%	14.1%	6.1%	13.4%

Change in number of employees in 2003

	Europe	North America	South America	Asia-Pacific	Africa/ Middle-East	Total
Normal attrition	5,393	1,927	148	285	158	7,911
Voluntary departures	1,079	416	33	2	0	1,530
Early retirement	1,734	476	0	18	1	2,229
New hires	6,117	2,130	264	772	264	9,547

4.4 – Capital expenditure

Capital expenditure stood at €1 billion

Additions to property, plant and equipment and intangible assets totaled €1.1 billion, in line with targets. They accounted for 7.3%, up 1.1 point on 2002.

Excluding day-to-day overhaul investment on mould and similar pieces of equipment, the Group's investment policy is aimed at enhancing industrial plant and machinery efficiency and adequation to market trends (large Passenger Car/Light Truck seat production lines) and involves specializing facilities. The Group also stepped up production capacity to match sales growth in emerging countries of Asia (China and Thailand) and Eastern Europe (Poland, Romania and Russia).

Financial investment up at more than €200 million

In 2003, Michelin's net financial investment amounted to €229 million, against €62 million in 2002.

In the 1st quarter, the Group carried out a series of operations to buy out minority interests in a number of subsidiaries, and in particular, the Polish company Stomil-Olsztyn Poland (now fully controlled by the Group after the successful takeover bid launched earlier in 2003) and the 25% held by the Shenyang local authorities in the Michelin Shenyang joint venture.

Michelin purchased on the financial markets 2.48% of the equity of the Korean tire manufacturer Hankook Tire, as part of a distribution and production agreement concluded between the 2 companies in January. Also, Michelin and Tigar AD, one of Yugoslavia's top tire manufacturers, and Michelin's industrial partner since 1974, set up a joint-venture at end 2002, 25% owned by Michelin and appearing in the 2003 accounts.

Investments

Gross change, in € million

	2003	2002	2001
Intangible	92.0	94.8	55.6
Tangible	1,025.8	872.2	1,261.1
Financial	115.3	67.1	240.3

4.5 – 2003 Group earnings analysis Changes in Group Earnings

Sales up 5% at constant scope and exchange rates

At constant scope and exchange rates, sales were up 5% in globally moderately growing markets. At current exchange rates and scope, they slipped 1.8% owing to a combination of the following factors:

- Positive 3.3% rise in volumes sold
- Positive 1.6% price/mix effect at constant exchange rates with further mix improvements.
- Negative impact (-8.3%) of exchange rates as a result of the continued appreciation of the euro against North and South American and certain Asian currencies.
- Positive 2.1% scope effect due to a change in Group scope of consolidation. Following acquisition of the European tire distribution business of the Danish Group Viborg, effective March 31, 2003 consolidation was carried out in December 2003, after completion of the post acquisition due diligence audit and included Viborg accounts from April 1st. The corresponding contribution to Michelin Group net sales amounted to €313 million.

Michelin net sales change 2003/2002

in % and € million

	2003	%	Q1	%	Q2	%	Q3	%	Q4	%
Total	**- 275.3**	**- 1.8%**	**- 187.6**	**- 4.9%**	**- 285.1**	**- 7.2%**	**- 64.7**	**- 1.7%**	**- 262.2**	**+ 6.6%**
Exchange rates	- 1,302.6	- 8,3%	- 384.2	- 10.0%	- 398.9	- 10.0%	- 237.9	- 6.2%	- 281.5	- 7.1 %
Volumes	477.2	+ 3.3%	+ 149.4	+ 4.3%	+ 17.8	+ 0.5%	+ 95.5	+ 2.6%	+ 214.4	+ 5.8%
Price/Mix	237.6	+ 1.6%	+ 47.1	+ 1.3%	+ 96.0	+ 2.7%	+ 77.7	+ 2.1%	+ 16.7	+ 0.4%
Scope	312.6	+ 2.1%	-	-	-	-	-	-	+ 312.6	+ 8%

Michelin volume sales change

in volume and in %

	2001	2002	2003
Original Equipment sales	- 8%	4%	3%
Replacement sales	- 0.5%	2.4%	4.1%

Stronger replacement sales growth reflects market trends, chiefly in Europe. This had a favorable impact since replacement tire sales are more lucrative than original equipment sales.

The operating margin edged back 6.7%

At 7.4%, operating margin was down 0.4 point on 2002. Excluding the impact of the Viborg tire business consolidation, it was practically stable at 7.7%.

One of the main factors weighing on operating margin was the additional €320 million cost increase on 2002 as a result of the rise in raw materials prices.

Even though Michelin is relatively immune to exchange rate variations owing to a broad presence worldwide with balanced breakdown as between sales and production, the strong and quick appreciation of the euro versus most currencies, and the dollar in particular, had a significant negative impact on operating margin (-0.4.point).

These negative effects, however, were partially offset by Michelin's operational resilience:

- price/mix improvement for the third consecutive year, representing 1.6% at constant exchange rates and volume. The financial year benefited from further product mix improvement and selling price increases worldwide;

- Productivity gains on the back of the following measures:
  - 3.7% sales volume increases (expressed in tons**), following a 2.9% increase in 2002, making 2003 the second consecutive year of sales volume increase, after a 2.6% drop in 2001;
  - further reduction in finished product inventories, though on a smaller scale than in 2002;
  - Numerous external expenditure increases including energy, freight, insurance and current and differred benefit charges* partly offset by efficient cost control measures.

Finally, the €15 million loss from Viborg operations for the 9 operating months consolidated translated into a 0.3 loss in operating margin. This loss is slightly below estimates published at end October.

Operating income by business segment

• The Passenger Car/Light Truck operating income dropped 13.2% and operating margin 0.7 point at 8.9%.

The year's drop arose mainly from North-American operations. The Passenger Car-Light Truck operations in this region had to cope with sharp raw material inflation and a dull SUV market in the first half of the year as well as a steep rise in healthcare costs. As our competitors had not yet taken the full measure of such external pressures, and therefore not revised their price lists accordingly, price rises passed in 2002 fell out of line with certain market segments and weighed on sales in the first half.

Neither cost control, nor price rises implemented during the year, were sufficient to offset this state of affairs, which, combined with appreciation of the euro, accounted for the reduction in operating margin in this segment. On another front, further progress was achieved in inventory management and reduction in customer receivables.

** Finished tires, excluding retail sales.*

*** Benefits are retirement and post-retirement (including healthcare costs for all or part of medical expenses) obligations to active and retired employees, mainly in the United States, Canada and the United Kingdom. See page XX for more detailed explanations.*

• The Truck operating income climbed 7.6%. After a sizeable profit deterioration in 2001 owing to a slump in the American market, this segment achieved significant improvement in operating income for the second year running at 13.1%, with a 0.8 point gain in operating margin.

This significant improvement flowed mainly from successful implementation of the strategy for 2003 as reflected, among other things, by a growth in sales volumes and correct anticipation of raw material cost increases, especially the strong rise in natural rubber prices. By end 2002 and early 2003, a series of price increases were passed worldwide in Europe, North and South America and Asia. These price increases have held out. Moreover, the Truck business line exercised strict control over industrial and structural costs.

• Operating income from "Other businesses" was a €42 million loss, down €18 million on 2002, with operating margin down 0.4 point at -0.9%.

At constant scope, i.e. excluding Viborg's €15 million 9-month operating loss, operating margin for "Other businesses" remained stable.

The main factors in 2003 were as follows:

- Group specialty tire operating income suffered, not only from exchange rate variations, particularly sharp for the earthmover business, but also from the steep rise in raw material prices which could not be fully passed on to the markets as in the case of Earthmover and Aircraft, in 2003. Enhanced product mix, especially in agricultural products and 2-Wheel, coupled with efficient cost control, could not offset these negative factors.
- The wheel business posted improved operating income on the back of internal reorganization measures and in a difficult environment, marked by over capacities and a significant increase in steel prices.
- Concerning Euromaster, operating income suffered from reorganizations implemented in 2002 in the UK and from particularly difficult market conditions throughout the year in this country with a strong squeeze on prices on the part of other distribution actors.
- As regards ViaMichelin, development costs were kept below the planned ceiling.

Operating income by business segment

in € million

	Sales			Operating income		Operating margin	
	2003	%	Change	2003	%	2003	2002
Passenger Car/Light Truck	7,456.8	48.5	- 6.1	664.0	58.1	8.9%	9.6%
Truck	3,968.5	25.8	+ 0.6	521.5	45.6	13.1%	12.3%
Other business lines*	4,859.3	31.6	+ 4.8	- 42.4	- 3.7	- 0.9%	- 0.5%
Inter-segment elimination	(914.8)						
Total	**15,369.8**	**100**	**- 1.8**	**1,143.1**	**100**	**7.4%**	**7.8%**

** Other business lines include specialty tires, tire distribution, ground liaison systems, Wheels, Editions des Voyages, ViaMichelin, Michelin Lifestyle and other sales. Each of them accounts for less than 10% of the consolidated net sales. The results of these businesses may vary substantially. By nature, the operating profitability of distribution businesses is below that of the manufacturing activities*

2003 earnings analysis by function

At 31.3%, gross operating income increased 1.2 point on 2002. This improvement flowed from steady price/mix improvements, industrial productivity gains and a scope effect in connection with Viborg integration.

Selling and administrative costs as well as overheads grew 1.6 point from 22.3% to 23.9% of sales. Other than external cost inflation, this change was chiefly due to the exchange rate effect as Group overheads are mainly denominated in euros.

Operating income by function

in € million

	2003	%	2002	%
Net sales	**15,370**	**100**	**15,645**	**100**
Cost of sales*	10,559	68.7	10,930	69.9
Gross margin	**4,811**	**31.3**	**4,715**	**30.1**
Selling and administrative costs	3,668	23.9	3,490	22.3
Total operating costs	14,227	92.6	14,420	92.2
Operating margin	**1,143**	**7.4**	**1,225**	**7.8**
Profit/loss from financial operations	(225)		(260)	
Earnings current	**918**		**965**	
No-recurring profit/loss	19		75	
Tax	(261)		(382)	
Net income of fully consolidated companies	**675**		**658**	
Share of companies accounted for by the equity method	(9)		(12)	
Goodwill	(338)		(32)	
Net earnings	**329**	**2.1**	**615**	**3.9**

** The "cost of sales" integrates supply chain and research and development costs.*

Raw materials

Raw materials consumed, chiefly natural rubber, account for 22.5% of Michelin sales and 37% of cost of sales.

On account of the Group's procurement structure, and of the recording of prices on a weighted average price basis, they are only integrated in the cost of sales between 3 to 6 months after their acquisition.

This time lag effect resulted in a close to €320 million increase excluding exchange rates compared to 2002. This amount corresponds to a 21% average increase in US dollar terms in the second year-half 2003, as this is the transaction currency for some two-thirds of Michelin raw material transactions.

The continued hike in raw material purchases in dollar terms therefore, had a negative impact, which will be reflected in first year-half 2004 Group accounts.

Note, however, that such rises impact the regions in which the Group operates in different ways. In Europe, unlike North America, of course as well as other regions, the appreciation of the euro versus the dollar indeed, partially offset such rise.

It is worth noting that changes in oil prices only have a limited effect on the price of oil-derivatives. Although synthetic rubbers and carbon blacks account for close to half of Michelin's raw material purchases, a bare 15% or so of the cost of raw material is directly pegged to oil prices within less than one year.

Michelin's 2003 raw material expenditure (in value)

Natural rubber	24%
Synthetic rubber	23%
Carbon blacks	25%
Chemical products	11%
Textile and metal cords	17%

Net earnings down at €329 million and 317.5 million Group share

The net interest income/expenses for 2003 stood at €225 million, against €260 million in 2002. This improvement was chiefly due to the fact that 2002 net interest income/expenses had been exposed to an important foreign exchange loss due to sharp devaluation of several South American currencies, notably that of the Argentine peso.

The €19 million exceptional gain compared to €75 million in 2002 resulted from a combination of several items, including:

- Net €192 million reorganization costs, including €134 million of provisions in connection with measures announced in Spain;
- positive €307 million impact of measures taken after root-and-branch reform of both its current and differred benefit obligation* in the United States and Japan.

At €261 million, the Group tax burden was down though the apparent average tax rate rose to 44% (against 38.4% in 2002). This rise stemmed from the fact that goodwill on the Viborg acquisition was non tax-deductible. Excluding this impact, the tax rate would have been down.

In line with Group estimates provided in connection with 1st year-half earnings publication, Viborg goodwill amounted to €306.5 million. This amount was fully amortized over the financial year, in keeping with constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

Net income therefore amounted to €328.9 million, against €614.5 million in 2002. Net income Group share stood at €317.5 million. The reduction in minority interests resulted from buyout out of minority shareholders in Poland (Stomil) Spain and China completed in 2003.

Excluding Viborg, net earnings would have amounted to €631.9 million and €620.5 million Group share.

Working capital requirement* improvement

Net inventories stood at 18% of net sales compared with 18.3% the previous year. Excluding exchange rates and raw material price increases, they were down substantially in volume (tons). Michelin intends pursuing its inventory management effort, and is currently in line with levels achieved by its main global competitors.

At constant exchange rates, customer receivables were down 1.2 points from 20.6% in 2002 to 19.4% of turnover in 2003. At constant exchange rates, the improvement amounted to 0.7 point.

As part of its routine financing operations, Michelin has implemented a European receivables securitization program in an amount of €850 million at December 31, 2003. These securitizations are fully consolidated, i.e. included in the "trade receivables" line of the balance sheet under assets and in the "financial debt" line under liabilities.

Working capital requirements* thus fell €60 million at constant exchange rates and €380 million at current exchange rates at December 31, 2003. They now stand at 27.3% of net sales against 29.3% a year before.

€299 million positive free cash flow (1)

Returning positive free cash flow is one of Michelin's aims. In 2003, and although its investment program (2) rose 30% on 2002, the Group achieved positive free cash flow of €299 million. This result, though below 2002 levels, owing mainly to stable inventories in value terms, is in line with Michelin's long-term improvement policy.

Furthermore, cash flow amounted to 9.2% of Michelin's net sales, against 7.8% in 2002. It is stated after contribution to the various Group defined service, unmanaged plans and employee pension funds. In 2003 these contributions amounted to €357 million, against €542 million in 2002.

** Working capital requirements = inventories plus work in progress + trade receivables – trade payables.*
(1) Free cash flow = cash flow– change in working capital requirements –net investment (including financial investment)
(2) Net tangible, intangible and financial investment

Cash flow and free cash flow

In € million

	2003	2002
Cash flow	1,407.4	1,225.4
Tangible and intangible investments	(1,017.2)	(809.5)
Change in WCR	134.8	309.0
Total available	525	724.9
Financial Investments*	(225.6)	(87.7)
Free cash flow*	299.4	637.2

** Excluding net tangible and intangible investments*

Free Cash flow

In € million

	1999	2000	2001	2002	2003
Free Cash flow	(300)	(241)	309**	637	299
In % of sales	(2.2%)	(1.6%)	2.0%	4.1%	1.9%

*** excluding non-recurring gains from proceeds of the sale of PSA share, free cash flow would have been a negative €107 million*

New reduction and optimization of long and short-term debt

Long and short-term debt has been reduced by €378 million against December 31, 2002. This reduction was mainly caused by a positive impact of €453 million linked to exchange rate variations and a rise of €157 million linked to changes in scope of consolidation. Excluding exchange rate and scope effects, net debt was down €82 million.

Aggregate debt therefore, stood at €3,44 billion at year end, or 78% of shareholder funds against 85% in 2002. At 5.8% in 2003, the average cost of debt was down on 2002 (6.2%).

Group net financial debt

In € million

2001	2002	2003
4,881	3,818	3,440

Shareholder funds have also decreased on account of unfavorable exchange rates in relation to the euro.

The Group further improved its financial structure through issue, in November, of a €500 million last ranking, 30-year subordinated issue at a 6.375% fixed rate, redeemable at Michelin's option quarterly from year 10. Availing itself of the opportunities offered by the Law on Financial Safety adopted in August 2003, Michelin thus strengthened its economic capital through refinancing of senior debt by junior debt **, optimized the weighted average cost of its capital, extended the average maturity of its debt and increased its financial flexibility. This issue was highly successful among French and European bond investors and the quality of the Group's credit rating among the financial community is reflected in the narrowing of spread since issue. Proceeds from this issue will be mostly allocated to reimbursement of debt arriving at maturity.

Michelin extended its long and short-term debt

Au 31.12	2003	2002
Due within 1 year	6%	20%
Due in 1 to 5 years	64%	38%
Due in more than 5 years	30%	42%

Net long and short-term debt in €million

At 31/12	2003	2002	2001
Net long and short-term debt	3,440	3,818	4,881
Shareholders funds	4,409	4,502	4,326
Net Long and short-term debt to shareholder funds ratio	0.78	0.85	1.13

Breakdown of Michelin's long and short-term debt by maturity

To 31/12	2003	2002
Fixed rate	61%	52%
Variable rate	39%	48%

To 31/12	2003	2002
Euro and European currencies	49%	44%
US Dollar	34%	42.5%
Other currencies	17%	13.5%

** *i.e. by substituting traditional debt with notes that rank last (just before shares) in the event of liquidation.*

Adequately Funded Benefit Obligations

In 2003 Michelin's situation with respect to employee retirement benefit obligations remained fundamentally healthy. Group cash flow largely covers payments related to unfunded obligations.

Pension funds managed on behalf of employees are adequately funded with respect to local regulations. Contributions to these funds in 2003 amounted to €133 million. These contributions have enabled Michelin, which intends to fully assume its social responsibilities, to maintain funding levels commensurate with its obligations. These funds, which are managed with a long-term view, outperformed versus the 2003 expected return.

At year end, on account of the drop in bond rates, the Group revised downwards some actualization rates used for PBO ***. In the United States, this rate dropped from 6.90% to 6.25%, by 0.65 point. Impact of this drop combined with the rise in healthcare spending and demographic evolutions have been more than offset by exchange rate changes and the positive impact of Group root-and-branch reform of its North American "benefit" system. PBO dropped €333 million, at 7.04 billion. Note that of these obligations, only a portion (amounting to close to €5.3 billion) is strictly contractual, the balance being of a voluntary or constructive nature, which could be discontinued depending on circumstances.

Economic Performance Target

Since 1993, Michelin makes a yearly assessment of its economic performance in relation to an internal high target hinging on value creation.

To determine whether the Group is creating value, the actual risk adjusted return on capital employed (actual RAROC) corresponding to the cost of economic capital and debt, is compared with target RAROC. To this effect, the Group relies on the "Free Cash Flow to Economic Capital" method.

*** *Projected Benefit Obligation*

Michelin allocates a portion of Economic Capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets after depreciation and amortization.

The average proportions that are applied, are as follows:

	Economic Capita	Allocated debt
Goodwill and other intangible assets	100%	0%
Property, plant and equipment and investments	50%	50%
Need in working capital requirements (inventories, customer receivables, etc...)	25%	75%

In this approach, the Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average required rate of return on economic capital for 2003 was 15.7%.

Economic capital allocation techniques integrate this technique as a basis for decisions in such areas as capital expenditure, customer credit limits and the outsourcing of certain activities. This, however is only one of the criteria used in assessing investment opportunities.

To measure value creation, the Group compares the cost of standard financial resources (debt + economic capital) allocated to assets or "Target RAROC" to net earnings after tax plus interest charges compared to invested capital or "Actual RAROC". The difference between the two is the measure of Michelin's economic performance.

This approach is applied to each Group business, on the basis of the assets place at their disposal.

For 2003, the calculation was as follows:

Economic capital: €4,250.1 million

Asset under consideration (calculation on a country by country basis)	Amount	Economic Capital	Allocated debt
Goodwill and other intangible assets	454.8	454.8	-
Property, plant and equipment* and investments	6 841.7	3 420.9	3 420.9
Net Working capital requirements	1 497.9	374.5	123.4
Total	8,794.4	4,250.1 (1)	4,544.3 (2)

(*) Including straightforward lease contracts listed under off-balance sheet commitments

Invested Capital = (1) + (2) = 4,250.1 + 4,544.3 = €8,794.4 million
Average internal weighted cost of economic capital = 15.7%
Weighted average cost of debt = 4.3%

Determination of Target RAROC:

$$\frac{\text{(Economic capital x weighted average cost of economic capital)} + \text{(Allocated debt x weighted average cost of debt)}}{\text{Capital invested}}$$

$$\text{i.e. } \frac{(4{,}250.1 \times 15.7\%) + (4{,}544.3 \times 4.3\%) / 8{,}794.4}{8{,}794.4} = 9.8\%$$

Actual RAROC calculation:

$$\frac{\text{Net income after tax + interest charge}}{\text{Capital invested}}$$

$$\text{or } \frac{(328.9 + 244.5)/8{,}794.4}{8{,}794.4} = 6.5\%$$

Actual RAROC for 2003 is 3.3 short of the Target RAROC.

Excluding amortization of Viborg goodwil, the Target RAROC would have been of 10%.

Based on the above method, Michelin results over the last 5 years are as follows:

based on euro interest rates

in € million	1999	2000	2001	2002	2003
Economic Capital	4,053.2	4,429.9	4,592.0	4,495.2	4,250.1
Cost weighted average of economic Capital	17.0%	16.3%	16.0%	15.4%	15.7%
Allocated debt	4,675.5	5,183.1	5,225.7	4,974.5	4,544.3
Weighted average cost of debt	6.1%	7.2%	6.1%	4.8%	4.3%
Capital employed	8,728.7	9,613.0	9,817.7	9,469.7	8,794.4
Target RAROC	**11.2%**	**11.4%**	**10.7%**	**9.8%**	**9.8%**
Net income	182.5	438.4	313.9	614.5	328.9
Interest expense	281.5	358.2	350.7	283.4	244.4
Actual RAROC	5.3%	8.3%	6.8%	9.5%	6.5%

In as much as the rate of return on economic capital selected by the Group could appear somewhat arbitrary to some investors, the following table shows – for information purposes – results of the Target RAROC for 2003 with a 12, 13 and 14% rate, based on the weighted average cost of economic capital (euro base) of 15%.

base euro

Weighted average cost of economic Capital	12%	13%	14%	15%
Target RAROC	8.37%	8.85%	9.33%	9.82%

4.6 – Issuer's financial risk

Michelin adopts a prudent and careful risk management policy.

In a rapidly changing global environment, shaped by volatile financial markets and constant advances in financial techniques, the mission of the Corporate Treasury department is to:

- Raise financing for the Group as a whole and the individual Group companies on the best possible terms.
- identify, assess and hedge all financial risks, in close cooperation with Group operating entities.

Hedging activities are designed to provide the most cost-effective solutions to minimize the impact on Group earnings of changing conditions in the financial markets. The aim is to reduce the amount of capital required to manage these financial risks. The Group does not carry out speculative transactions on the financial markets.

4.6.1 – Market Risk

a) Liquidity risk

The Corporate Finance Department is responsible for ensuring that the Group's liquidity position is satisfactory at all times, by efficiently managing Group cash reserves and putting in place financing for appropriate periods on legal terms that guarantee the availability of the necessary funds when required. The Corporate Finance Department also arranges confirmed credit lines offering the Group the required flexibility in terms of financing.

As a matter of policy, the Group does not include in the "long-term debt" category any contract providing for ratio or "material adverse change" clauses with respect to its own financial situation or "rating" as that could affect its ability to mobilize loans or affect their term.

Michelin has always taken care, as a matter of prudence and protection of its financial flexibility, to avoid any such clauses, even where this could increase its debt burden.

At December, 31,2003, Standard & Poor's and Moody's ratings for the Group were the following:

		CGEM (1)	CFM (2)	MFPM (3)
Short term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long term	Standard & Poor's	BBB	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin.
(2) Compagnie Financière Michelin. As the Group's financing arm, CFM is responsible for securing and guaranteeing borrowings on behalf of Group entities.
(3) Manufacture Française des Pneumatiques Michelin.

Analysis of the Group's liquidity position

in € million

	Dec 31, 2003	Dec 31, 2002
Long and short-term debt	5,214	5,027
Long-term (1 year +)	3,240	3,050
Short-term (less than 1 year)	3,240	1,977
Realizable and available	1,774	1,209
Long-term undrawn confirmed credit lines including subordinated	2,854	2,795
credit lines	855	905

The long term portion of Group debt is €5,214 million, composed of 21% due in one to five years and the remaining 40% due in five to ten years. Total long and short-term gross debt, excluding long-term undrawn, confirmed credit lines, breaks down as follows by maturity:

Schedule of long-term net debt and undrawn credit lines
(in € million)

Total long-term debt: €3,240 million.
Total undrawn long-term credit lines: €2,854 million.



1,500
1,000
500
0
2005
2006
2007
2008
2009
2010
2011
2012
2013-33

☐ Long-term undrawn credit lines
■ Long-term debt

Subordinated debt

Michelin permanently adapts its balance sheet to external risk, and in particular to the growing weight of post-retirement benefit obligations on its earnings, its rating and stock market valuation. The Group seeks the best ways of controlling such volatility factors which introduction of IFRS standards is bound to increase, as well as meeting its obligations over time without diluting its shareholders.

Availing itself of the opportunities offered by the Law on Financial Safety adopted in August 2003, Compagnie Générale des Etablissements Michelin (CGEM) was the first French industrial company to make, on December 3, a last ranking subordinated note issue redeemable in cash (TSDR) in an amount €500 million.

Both the principal and interest on these notes constitute last-ranking debt, which is direct, unconditional, free of any Michelin pledges. This issue is for a 30-year term, callable by CGEM at its discretion from December 3, 2013, and thereafter payable quarterly at each interest payment date until 3 December 2033, the loan reimbursement date.

Notes carry a 6.375% fixed rate for the first ten years. Starting December 3, 2013, they will carry a variable rate on the basis of 3-month Euribor plus 2.95%. The TSDR provide for a differred interest payment option in the absence of dividend distribution or pre-payments on Compagnie Générale des Etablissements Michelin dividends.

The proceeds from this issue, the issuing conditions of which reflect the favorable view of markets on Michelin's fundamentals and its creditworthiness among the community of investors, will be used to make timely or anticipated reimbursement of senior debt.

Moreover, Compagnie Financière Michelin disposes of an undrawn subordinated credit line in an amount of USD 1,075 million, to be drawn in September 2005 to be repaid in full by September 2012. This line includes a confirmed USD 905 million credit line, of which $170 million in contingent capital obtained from a syndicate of insurers with a similar maturity where drawdowns may be made only based on GDP growth in the US and the European Union standing at a certain level.

b) Interest Rate Risk

Group rate management policy is coordinated and monitored at Group level with a view to protecting future cash flows and reducing financial volatility. Short term positions are managed at the level of the individual countries. The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts. Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value. Premiums paid on options contracts are immediately written in the consolidated statement of income.

As part of its interest rate risk management policy, Michelin Group has contracted commitments for derivative interest rate products with long-term maturity amounting to €1.3 billion at December, 31,2003. The methods used to establish the relevant valuations are the standard actuarial methods and option models used by market actors. These valuations are carried out and monitored daily by the Group's Corporate Finance Department.

The detailed breakdown of interest rate positions by currency is provided in the "Utilized Borrowings" column of the table analyzing Group financing Risk at December, 31,2003. This shows by company and by currency, the net Group borrowings after elimination of intra-Group loans and after "swap" contracts and other derivatives transforming the interest rate positions.

End December 2003, 61% of Group long and short-term net debt was fixed rate debt.

c) Commodity Risk

The Group is exposed to commodity risk during the period in which price rises cannot be passed on in the sales price of manufactured products. This lag is generally less than one year. The net position corresponds to the number of day sales represented by inventories and firm purchase commitments (long position), less the number of days required to pass on the price rises (short position). In order to keep earnings volatility to a minimum, hedges are put in place when all of the following conditions are met: the decision has been made to hedge commodity risk on a regular basis, an organized market exists for the relevant

commodity, the price increase lag can be determined in a reasonably reliable and consistent manner.

At December, 31,2003, no significant commodity risk hedges were in place.

d) Credit risk

The Credit Department, which forms part of the Financial Department, sets the maximum payment terms and customer credit limits to be applied by the operating entities. In 2003, it concentrated on monitoring large account risk, avoiding collection delays and revamping systems and processes.

At December 31, 2003, the Group's total trade receivables amounted to €2.98 billion. This total includes receivables that have been sold and securitized through consolidated special purpose vehicles (including ad hoc entities).

Receivables from the Group's ten largest customers amounted to €612 million. Some 37 customers enjoyed credit ceilings in excess of €10 million at end 2003, one of whom would have been deemed below investment grade by a rating agency.

Bad debt write-offs for the Group as a whole amounted to €23.44 million in 2003, or 0.15% of sales.

For the period covering 1995 to 2003, average annual losses on receivables stood at 0.14% of average prior year sales and the annual volatility rate, calculated semi-monthly, was 0.20%.



40%
30%
25%
20%
15%
10%
5%
0%
2%
0%
0%
35%
29%
13%
6%
0%
6%
2%
0%
4%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
0%
2%
- 0.10%
- 0.05%
0%
0.06%
0.11%
0.17%
0.22%
0.27%
0.33%
0.38%
0.44%
0.49%
0.5%
0.60%
0.65%
0.71%
0.76%
0.82%
0.87%
0.92%
0.98%
1.03%
1.09%
1.14%
1.14%
1.14%

Bad debt trends compared with average prior year sales, for the period from 1995 to 2003

e) Market Risk

• *Transaction Currency Risk*

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged. Foreign currency receivables and payables of the same type and with similar maturities are netted off and only the net exposure is hedged.

Realized and unrealized profits and losses on hedging instruments are recognized in the income statement, together with hedging costs. Backwardation and carry-over are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

The net investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency.

• *Translation risk for shareholders equity commitments*

Long-term investment of Group holding companies in foreign subsidiaries is financed in the holding company's accounting currency. Future cash flows from these long-term investments (dividends, fees for R&D services and trade mark licenses and injections of capital) are hedged on a selective basis according to the probability of the cash flows occurring. Investments that are intended to be sold off are generally financed in the local currency of the originating country.

A breakdown of consolidated Shareholder equity by currency is provided in the following table under the "Net Balance" column.

Analysis of risks related to Michelin Group's financing to December, 31,2003 (in € million)

Currencies	Assets less non-financial liabilities "Company Value"	Net Status (Group + minority interests) "Translation Exposure"	Utilized borrowings (breakdown by currency fixed/floating rates after all hedging instruments)		
			Floating rate	Long-term fixed rate	Average life of long-term fixed rate debt
EUR	3,270.8	2,458.8	(778.4)	1 590.3	7.1
CHF	148.8	(56.7)	199.1	6.4	4.7
USD	1,995.0	829.6	699.8	465.6	3.3
GBP	571.2	202.9	368.3		
CAD	419.3	304.0	115.3		
Other	1,443.9	670.5	742.7	30.8	(8.9)
Total	**7,849.0**	**4,409.1**	**1,346.8**	**2,093.1**	**6.2**

- *Strategic Currency Risk*

Strategic Currency Risk results from the fact that certain manufactured products are sold outside the originating country. This represents a competitive risk which affects the added value generated by the products depending on which way exchange rates move.

This risk does not in general give rise to financial hedging. However, as can be seen from the following charts, sales and added costs are fairly evenly balanced by currency, providing the Group with a relatively high level of protection against strategic currency risk.


52.3%
43.8%
29.8%
32.9%
7.6%
8.4%
5.3%
6.7%
5.1%
8.3%
North America (US$, Can$)
Euro
Other European currencies
Asian currencies
Other currencies

At 31/12 2003

□ Payroll costs and other operating expenses
■ Net sales

f) Share price fluctuation risk

Treasury Stock

At December 31, 2003, the Company held 155,392 treasury stocks, corresponding to 0.11% of equity. The average acquisition price corresponding to this position was of €31.28 euros per share, or a total of €4.9 million, for a market value of €5.7 million.

A 10% drop in the share's price versus the end-of-year price would therefore have had no impact on our earnings.

The buying and selling transactions are carried out by the Financial Affairs Department, on behalf of the Managing Partners and under their supervision, and pursuant to the relevant authorizations to this effect given by the Annual Shareholders Meeting.

Hankook Shares

These shares were acquired pursuant to the agreement of January 2003 with Hankook Tire Co. Ltd. Whereby Michelin Group is entitled to acquire up to 10% of the Korean manufacturer's equity. At end December 2003, the Group held 2.48% for a book value of €18.4 million. At that date their market value was of €22.4 million.

A 10% drop in the share's price versus the end-of-year price would therefore have had no impact on our earnings.

Peugeot SA Shares

This holding reflects the Group's historical stake in Citroën. Our stake in PSA was reduced gradually; at end 2003, the Group held 2,826,000 PSA shares, for a book value of €20.8 million, against a market value of €114.2 million.

Again, a 10% drop in the share's price versus the end-of-year price would therefore have had no impact on our earnings.

4.6.2 – Legal risk

Michelin ensures conformity with all applicable legal and regulatory provisions in its relations with its partners. It is not subject to any specific tax law or prior authorization in the conduct of its business likely to have a significant impact on its financial standing.

Group legal liabilities are those in connection with its operation as a tire developer, manufacturer and distributor. Owing to the Group's ongoing customer-orientated research in the area of product safety and quality, it should be reasonably well placed to prevent and control such legal risks.

Generally speaking, the Group can be exposed to product liability claims, chiefly in the USA, and to liability in connection with the distribution and marketing of its products, as well as with its social obligations, especially in the area of post-retirement benefits. As part of their day-to-day management activities, certain Group companies are involved in legal proceedings. At December, 31,2003, there existed no claim, arbitration proceedings or exceptional circumstances, likely to have or having had in the recent past, a significant impact on Group financial standing, earnings, business or assets.

Michelin however filed arbitration proceedings at the end of 2003 against the seller of Viborg Group of companies acquired by the Group

4.6.3 – Litigation

- *Viborg*

On March 31, 2003, based on approval of the transaction signified on March 7, 2003 by the European Directorate General for Competition, Michelin Group acquired Viborg Group.

This Group is chiefly engaged in tire distribution through a network of 465 outlets, mainly located in Germany and Denmark.

Since the date of acquisition, the companies so acquired recorded a turnover of €386.2 million and an operating loss of €14.7 million.

In line with Group estimates published on June 30, 2003 Viborg goodwill amounted to €306.5 million. This amount was fully amortized over the financial year, in keeping with constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

In-depth due diligence carried out by Michelin Group since April 1, 2003 served in particular the purpose of establishing, pursuant to the agreements:

- The sums to be paid by seller under the net asset warranty,
- The amount of customer receivables held by seller on the Viborg group of companies transferred by the latter to Michelin Group to reimburse loans made by Michelin Group to seller.

As a result of failure to reach agreement on the findings of the due diligence process, on December 4, 2003 Michelin Group filed arbitration proceedings against seller.

Under the suit, Michelin Group:

- Rejects the net asset valuation claimed by seller, and therefore refuses to pay the €37 million balance claimed as the acquisition price as a result of compensation with sums owing by seller under the net asset warranty, and claims damages and interest compensation,
- Sues for reimbursement in an amount of €87.7 million corresponding to the difference between loans made by Michelin Group to seller and the amount of trade receivables held by seller on the Viborg group of companies and transferred by the latter to Michelin Group.

At this stage of proceedings:

- The scale of the discrepancy between the net assets guaranteed and the net assets as they result from Michelin Group due diligence was such that Michelin decided to leave the balance of the purchase price out of the goodwill calculations,
- The financial debt of the acquired companies, used in determining net assets and therefore the goodwill amortized, include €40.2 million with respect to which Michelin and seller disagree in the method of valuation.

4.6.4 – Environmental impact risk from industrial operations

*The specific case of Michelin**

Throughout the Group's history, Michelin has constantly striven to control the environmental impact of its operations while supplying products that are both safe and cost-effective.

With this in mind, the Group has sought to increase the life span of its tires in order to spare raw materials that are in limited supply. On average indeed, non-renewable fossil materials make up some three quarters of a tire's composition, natural rubber accounting for the balance. Michelin's universally recognized high product quality, therefore, is the fruit of unwavering research aiming to reduce the average price per mile and fine-tune resource management.

On another head, tire rolling resistance accounts for some 20% of passenger car fuel consumption and close to 40% for trucks. For several decades therefore, Michelin has focused much of its research work on finding solutions to reduce rolling resistance. It was thus that by the end of the '80s, after ten years of research and development, Michelin was able to manufacture silicon-based elastomers and reinforcing fillers representing a major step forward in this area without compromising safety and other crucial performance criteria such as high adherence levels.

The value of this work was clearly demonstrated by a Life Cycle Analysis (LCA) carried out in Europe in 2001 by the industry on standard passenger car tires.

This survey highlighted that the Group's core business of tire manufacture represents a low source of pollution and is not a major environmental hazard. Michelin's plants do, however, use over 200 different materials, some of which may be considered hazardous due to their potentially harmful or inflammable nature.

As a result, careful environmental impact monitoring is required on some of Michelin's industrial operations including:

- synthetic rubber production plants: the Group has two such facilities, one at Bassens (France) and one in Louisville (Kentucky, USA). They are classified "high" threshold SEVESO type;
- steel cord manufacturing (13 workshops worldwide, supplying 80 plants);
- wheel production and assembly (two plants in France and Germany);

* *Please refer to Michelin's Performance and Responsibility Report for more detailed information.*

- and, to a lesser extent, rubber mix production (32 workshops worldwide supplying 80 plants) and textile cord ply (5 workshops).

Potential risks the above operations concern

- Environmental risk in connection with synthetic rubber manufacturing, as the hydrocarbons used are highly inflammable. Michelin regularly monitors the efficiency of safety and protection measures in the relevant sites in which it invested significantly since 2001 as part of a program due to be completed over the next five years.
- Metal cord production environmental risk issues are in connection with accidental discharge of liquid effluents from cord electrolytic processing equipment. Hazard control in this case is ensured through close monitoring of chemical reactions concerned and the overall process in order to avoid toxic waste in effluents and facilitate processing at purification plants.
- Use of large volumes of solvents for paints and machinery cleaning purposes in the manufacturing and assembly of wheels. These solvents release volatile organic compounds (VOCs) into the atmosphere. A VOC elimination program was started in the relevant plants entailing a switch to new solvent-free products.
- Accidental fire at the rubber mix facilities. Risk is particularly high at the two ends of the "Conditioning/ Production/Storage" product chain. Potential risk flows from the calorific potential of raw material and finished product stocks. Practically all of the rubber mix production facilities are equipped with fire sprinklers.
- Use of glues in the cord ply production facilities and processing glue covered ply in heat treatment furnaces, that may release VOC-type vapors and gases. This hazard is controlled by way of filters on the furnace gas outlets.

Asbestos is not used by Michelin in either the composition or manufacture of its products or their distribution. In some older facilities, mainly in Europe, asbestos may have been used in the past as an insulating material in certain ducts, steam production plants or machine couplings. The Group set out as early as the '80s to eradicate asbestos-related hazards wherever it was present. Only a very small number of individual legal claims have been filed by former employees in those countries where the Group could be held liable for exposing its employees to asbestos.

Michelin has implemented a series of preventive measures to counter these various risks.

In general, Michelin deals with industrial and environmental risk on a Group-wide basis.

- In the area of soil pollution, a survey, begun in 2002, is due to continue over the next few years. Preliminary results have made it possible to earmark more precisely the plants in which possible soil pollution could be found. In-depth reviews will be conducted by 2004 in the priority earmarked facilities. To date, only low pollution levels have been observed, generally confined to small areas around old buried oil tanks or old beaten earth storehouses containing industrial waste. No significant hazard was identified so far.

Environmental audits are carried on the occasion of industrial facility acquisitions, as well as of sale of land previously used by the Company.

- In 1991, Michelin initiated a far-reaching program to phase down the use of solvents. This has achieved excellent results with Michelin's Passenger Car/Light Truck European facilities more than halving their consumption compared with the 1992 base year.
- In the area of fire and accident prevention, Michelin set up an expert commission responsible for rolling out the Group's fire prevention policy through the HPRM (High Protected Risk Michelin) concept. Its mission includes defining the relevant standards and supporting technical implementation of the relevant measures.

This approach is rounded off by an independent auditing process designed to ascertain that the guidelines are relevant and efficiently implemented. Based on exhaustive risk analysis and reliable feedback, it has enabled the Group to develop high standards that go beyond legal requirements. It hinges on the interplay of prevention management, reactivity and a combination of static and automatic protection devices. Measures in connection with first level HPRM requirements translated into a €75 million revamping program.

- By 1998, the Group had launched a wide-scale program aimed at reducing to a minimum the environmental impact at industrial sites. A Michelin Environmental Management System was set up covering all sites, alongside the Michelin Quality Insurance System. This system provides for an annual internal audit performed by a team of environmental auditors who do not belong to the site and for external ISO14001 certification by a qualified agency.

A further step in this direction was taken in 2003 when Michelin drew up a set of environmental guidelines at Group level. In the absence of more stringent local regulations, these are the "standard" to be met by sites. These requirements are initially applicable to new projects. They deal specifically with soil, underground water and rainwater contamination prevention.

To ensure that the Group's risk analysis and selected solutions are sufficiently robust, Michelin has set up a network in charge of environmental issues, health, occupational safety and industrial hazard prevention.

The "Environment and Prevention" (EP) network is made up of some 140 experts disseminated in the different countries where the Group operates and a dedicated team on each industrial site. EP officers report to the Group Executive Board and dispose of budgets that are commensurate with their requirements.

At December, 31,2003, the total amount of provisions set aside by the Group for environmental risk amounted to €10 million.

4.6.5 – Coverage of non-financial risk potentially incurred by issuer

In addition to the above-described proactive protection and prevention policy, the Group's insurance strategy is based on the following three principles:

• *Risk assessment*

The Insurance Department plays an active role in risk assessment and, more specifically, the above described industrial hazards. This appraisal serves to determine the proper level of guarantee required.

• *Transfer of high intensity risk*

Michelin has contracted integrated global insurance programs covering the major risks, based on the types and levels of cover available in the insurance and reinsurance market. These involve mainly "property" and "civil liability" cover.

• *Property*

A €500 million insurance program was contracted under the best financial terms to ensure continued operations in case of emergency; this program includes a €40 million Incremental Operating Costs cover.

• *Civil Liability*

This program includes three key aspects

- Product liability;
- General public liability insurance; this has direct application for EC countries in addition to underwritten contracts;
- Environmental emergency cover for all Group companies.

Other insurance programs cover lower level risk:

The Group's aggregate insurance premium disbursements for 2003 amounted to €74.5 million.

• *Group Captive insurance companies*

The Group owns several captive insurance companies whose role is to cover medium-level risk. This involves risk pooling and helps control Group insurance costs.

These captive companies are mainly involved in:

- the "property liability" program
- the USA and Canada product civil liability program, with ceilings that are commensurate with their resources.

4.7 – Creation of shareholder value

Economic Performance

Michelin has set itself an annual economic performance target based on the concept of creating value*. To determine whether the Group is creating value, the actual risk-adjusted return on capital employed (actual RAROC), corresponding to the cost of economic capital and debt is compared with target RAROC. The Group allocates a portion of economic capital and debt to each asset, based on the level of risk associated with the asset. The change in the level of risk over time is taken into account by basing the calculation on the net book value of assets, after depreciation and amortization.

The Group has set as its target a high after-tax return on economic capital of 15%, based on euro interest rates. Using this overall target as a starting point, separate targets are then set for each country, taking into account differences in interest rates and risks. The average rate required for 2003 was 15.7%.

The Group uses economic capital allocation techniques as a basis for operating decisions – concerning for example capital expenditure, customer credit limits and the out-sourcing of certain activities.

To measure value creation, the Group compares the cost of standard financial resources (debt + economic capital) allocated to assets or "Target RAROC" to net earnings after tax plus interest cost compared to invested capital or "Actual RAROC". The difference between the two is the measure of Michelin's economic target.

In 2003, the Group did not meet this level. At 6.5%, the actual RAROC was 3.3 points short of the target RAROC.

Excluding impact of Viborg goodwill amortization, the actual RAROC would have reached 10%.

Michelin value creation

	2003	2002	2001	2000	1999
Economic capital	4,250	4,495	4,592	4,430	4,053
Weighted average cost of economic capital	15.7%	15.4%	16%	16.3%	17%
Allocated debt Weighted average	4,544	4,974	5,226	5,183	4,675
Cost of debt	4.3%	4.8%	6.1%	7.2%	6.1%
Capital employed	8,794	9,470	9,818	9,613	8,729
Target RAROC	**9.8%**	**9.8%**	**10.7%**	**11.4%**	**11.2%**
Net income after tax	329	614	314	438	182
Interest charges	244	283	351	358	281
Actual RAROC	**6.5%**	**9.5%**	**6.8%**	**8.3%**	**5.3%**

4.8 – Additional information

Pension funds

The notes to the consolidated financial statements at December 31, 2003 describe the Group's benefit obligations, their amount, the valuation methods applied, their accounting treatment and the annual cost. Additional information about these obligations is provided below. Note that the following figures only integrate companies whose aggregate plans are in excess of €10 million (which is the case for more than 99% of Michelin Group's plans).

Fully or partly funded plans

A number of schemes, for the most part in connection with retirement benefit obligations, are fully or partly funded under local regulation or through Michelin voluntary action. Minimum funding levels generally correspond to the the revalued amount of future benefit obligations arising from previously accrued rights by virtue in particular of the "Accumulated Benefit Obligation"or ABO in the USA or the "Minimum Funding Requirement" in the United Kingdom. These obligations are revalued each year by independent actuaries.

At December 31, 2003 the following table the situation of the relevant funds was as follows as compared with local minimum regulatory contributions:

	Plan assets in € million	% of local regulations minimum funding requirement*	Expected return on plan assets 2003	Actual return on plan assets 2003	Average breakdown equities/fixed income and other**
United States	1,697	94%	8.50%	13.9%***	63% / 37%
Canada	528	106%	8.00%	12.9%***	66% / 34%
UK	1,339	105%	6.75%	11.5%	62% / 38%
Other zones	198	100%	5.56%	6.6%	9% / 91%
Group total	**3,762**	**98%**	**7.6%**	**12.5%**	**60% / 40%**

**ABO in United States, SMinimum Funding Requirement in UK.*
*** Average breakdown 2003.*
**** For the USA and Canada, return on assetsare calculated on a 12-months evaluation date basis, i.e. at October 31, 2003. For comparison purposes, note that End December 2003, 12 months returns amounted respectively to 18% in the United States of America and 14.6% in Canada.*
Note: provisional unaudited Group internal assessments

In 2003, following 3 bear years on the financial markets, financial markets posted a strong recovery. The average return on managed fund assets was 12.5%, or above the expected return of 7.6% used as the basis to assess the pension costs for the year (see table above).

Note that where local law gives Michelin some room for maneuver in weighing on investment fund policy, Michelin refrains altogether from placing any Group shares in the managed funds.

Michelin makes regular contributions to the Pension funds.

Contributions paid over the last three years, were as follows:

In € million (at average exchange rate)

2001	2002	2003
78.5	346.9	133.4

In 2003, Michelin made no exceptional contributions over and above its usual payments. Note that in 2002, two such exceptional payments were made, one in the United States, the other in Spain.

Unfunded obligations

At December 31, 2003, the Group was not required to fund supplementary pension and post-retirement benefit obligations by making payments to external funds. These obligations correspond to payments directly made by employers to employees on the vesting date. They correspond to supplementary pension benefit commitments under German, and Italian plans and certain Spanish plans, as well as payment of retiree leave benefits in France and retiree healthcare costs in the US and Canada.

They are recognized in the balance sheet, under provisions amount of €2,191 million including a €2,292 million provision (Note 11).

Benefits paid under these plans in the last three years were as follows:

in € million

2001	2002	2003
190.2	195.0	186.9

These payments amounted to 12.4% on average over three years of Group cashflow, before the above contributions.

Impact of periodic pension costs on operating income

Excluding exceptional items, benefit charges these charges are recognized under "Payroll costs" in operating income.

In € million	2001	2002	2003
Operating margin before impact of "benefits"	1,397.3	1,565.8	1,510.9
Impact of "benefits"	357.3	340.6	367.8
Published operating margin	1,040.0	1,225.2	1143.1

As shown in note 13, actualization (financial costs), which are not expenses, account for the bulk of these obligations.

Off-balance sheet commitments

	Dec. 31, 2003	Dec. 31,2002
Commitments given:		
Guarantees given	75,715	113,046
Future minimum lease payments under Non-cancelable operating leases	646,709	614,715
Discounted bills	5,808	5,577
Total	**728,232**	**733,338**
Commitments received:		
Guarantees received	154,092	145,997

Total commitments given amounted to €728 million in 2003, including 647 million corresponding to future minimum lease payments under non-cancelable operating leases. These leases primarily relate to warehouses, industrial equipment, IT equipment and handling equipment.

Other commitments given correspond to guarantees given to third parties outside the Group.

Commitments received amounted to €154 million, relating to guarantees for receivables. These primarily include deposits and letters of credit.

Securitization operations

As part of its routine financing operations, Michelin has implemented a European receivables securitization program in an amount of €850 million at December 31, 2003. These securitizations are fully consolidated, and this since January 1, 2000 included under "transfer of trade receivables" in the assets section of the balance sheet and under "interest payments" under liabilities. Non-Group finance generated by these programs amounted to €789 million.

Preparation to switch to IFRS accounting standards

The European Union European chose to adopt the International Accounting Standard Board (IASB) standards. In relation to accounts opened on January 1, 2005, companies listed in a regulated market of a Member State will have to present their consolidated financial statements in accordance with the IFRS (International Financial Reporting) Standards. Pro forma consolidated accounts for fiscal year 2004 will be presented simultaneously with the 2005 financial statements in order to allow for comparisons.

CGEM, which is the Group's flagship company, will have to comply with this obligation.

In keeping with CESR* and AMF recommendations, and in addition to information already provided in the annual report 2002, we would like to inform you:

- of the main provisions taken to ensure successful transition and progress so far
- of the nature of the main differences so far identified between the current accounting principles and those that will be introduced in 2005.

• *organization and status of preparatory work to switch to IFRS standards*

To prepare the switch to the new set of accounting rules, Michelin set up a dedicated task force in the first half 2002 to review the standards likely to impact the Group in terms of organization, IT systems, training and financial reporting.

On the basis of current IASB documentation (final and and draft standards and interpretations), the team identified:

- the main areas of impact for the Group
- the main criteria involved in making the final decisions as to practical measures used to translate the standards into practice;
- drafted Group-wide specifications to align local and central IT systems to the new standards;
- defined and implemented a strategic training plan for the personnel concerned, attended by upwards of 400 staff at end 2003.

CESR: Comité Européen des régulateurs de marchés de valeurs mobilières

Field action by the dedicated of teams prepared the ground for the following steps:

- monthly IFRS-compliant simulation reports for first quarter 2004 consolidated accounts based on proforma IFRS financial statements prepared by the Group's main entities;
- prepare by third quarter 2004 an externally-audited IFRS opening balance at January 1st, 2004.

• *Main differences with current Group standards:*

On the basis of the rules as they currently stand, and based on assessments todate, the main difference with French consolidated accounting standards currently applied by the Group and IFRS standards are in connection with IFRS standard 1.

This standard (which is a "first time implementation" standard) provides for a "fresh start" option with respect to employee benefits (IAS standard 19). Michelin will have the option either to continue and amortize the unrecognized actuarial differences as of December 31, 2003 over the residual life time of the beneficiary holders or to operate a "fresh start" and offset them against the Group's shareholders' equity at January 1, 2004.

The latter solution had been selected by Michelin when implementing the relevant French accounting principles back in January 2000.

Although Michelin has not yet taken a final decision, should it use the "fresh start" opportunity, the estimated impact on opening IFRS shareholders' equity would amount to approximately €1.2 billion (non recognized actuarial loss, net of any differed taxes). Accordingly, the Group's personnel costs would be reduced by approximately €75 million, corresponding to the value of annual depreciation of the non-recognized difference.

IAS 36 Standard: loss of asset value (annual impairment tests), is currently in its drafting process and it is difficult for the Group's at this stage to assess the consequences of its application on accounts.

Overall, as far as we can tell from our review so far, it appears that the switch to IFRS standards would have little or no impact on Michelin's accounts.

Chapter V

Financial statements

5.1.0 - Michelin group

Consolidated Balance Sheet to December 31, 2003

Assets

in € thousand

	2003	2002	2001
Issued, uncalled capital	–	–	–
Fixed assets			
Goodwill	303,595	307,360	319,408
Intangible assets	163,184	135,395	114,739
Property, plant and equipment	5,663,491	5,772,157	6,409,851
Investments at equity	412,348	456,907	415,561
Investments at equity	58,805	58,340	77,576
	6,601,423	**6,730,159**	**7,337,135**
Current assets			
Inventories	2,769,136	2,860,284	3,302,052
Trade receivables	2,984,501	3,145,496	3,389,533
Other receivables, prepaid expenses and accrued income	2,038,187	2,366,111	2,414,141
Cash equivalents	539,488	418,563	176,389
Cash	1,234,168	790,505	762,625
	9,565,480	**9,580,959**	**10,044,740**
Total assets	**16,166,903**	**16,311,118**	**17,381,875**

Liabilities and shareholders' equity

in € thousand

	2003	2002	2001
Shareholders' equity			
Common stock (1)	286,774	283,585	269,432
Paid-in capital in excess of par (1)	1,839,640	1,806,789	1,609,476
Retained earnings (2)	2,200,946	2,238,462	2,117,475
	4,327,360	**4,328,836**	**3,996,383**
Minority interests	**81,703**	**173,431**	**329,540**
Shareholders' equity including minority interests	**4,409,063**	**4,502,267**	**4,325,923**
Provisions for contingencies and charges	**3,006,360**	**3,443,844**	**3,958,649**
Liabilities			
Subordinated debt	500,000	–	1,026,598
Long and short-term debt	4,713,518	5,026,998	4,793,869
Trade payables	1,552,745	1,424,855	1,451,246
Other payables, deferred income and accrued expenses	1,985,217	1,913,154	1,825,590
	8,751,480	**8,365,007**	**9,097,303**
Total liabilities and shareholders' equity	**16,166,903**	**16,311,118**	**17,381,875**
(1) Parent company			
(2) Including net income for the year	*317,532*	*580,803*	*295,967*

Consolidated statement of income

for the year ended december 31, 2003

in € thousand

	2003	2002	2001
Operating revenue			
Sales net	15,369,820	15,645,074	15,774,608
Reversals of allowances	28,208	10,982	21,216
Other operating revenues	576,621	455,099	491,670
	15,974,649	**16,111,155**	**16,287,494**
Operating expenses			
Purchases used in production	5,372,669	5,290,864	5,585,622
Payroll costs	4,996,925	5,152,143	5,241,525
Other operating expenses	3,360,310	3,255,493	3,232,384
Taxes other than on income	244,355	231,713	232,054
Depreciation and amortization	818,526	891,383	937,961
Charges to allowances and provisions	38,792	64,360	17,777
	(14,831,577)	**(14,885,956)**	**(15,247,323)**
Operating income	**1,143,072**	**1,225,199**	**1,040,171**
Net interest expense	**(224,887)**	**(260,257)**	**(320,779)**
Operating income from ordinary activities	**918,185**	**964,942**	**719,392**
Net non-recurring income and expense	**18,679**	**75,209**	**(28,906)**
Income taxes	(261,435)	(382,455)	(329,712)
Net income of fully-consolidated companies	**675,429**	**657,696**	**360,774**
Income (loss) from companies accounted for by the equity method	(8,750)	(11,570)	(12,834)
Amortization of goodwill	(337,817)	(31,641)	(33,996)
Net income before minority interests	**328,862**	**614,485**	**313,944**
Net income	317,532	580,803	295,967
Minority interests	11,330	33,682	17,977
Basic earnings per share (in euros)	2.23	4.28	2.20
Diluted earnings per share (in euros)	2.23	4.28	2.20

Consolidated statement of cash flows

in € thousand

	2003	2002	2001
Cash flows from operations			
Net income before minority interests	328,862	614,485	313,944
Adjustments to reconcile net income before minority interests to net cash provided by operations:			
Depreciation and amortization	1,162,520	943,113	976,877
Allowances, provisions and deferred taxes	(87,145)	(256,956)	326,398
Net gains on disposals of assets	8,371	(69,130)	(290,702)
Other	(5,240)	(6,109)	(3,911)
Cash flow	1,407,368	1,225,403	1,322,606
Change in inventories	(43,059)	142,632	281,063
Change in receivables	14,081	(39,302)	(3,795)
Change in payables	44,420	65,295	(218,294)
Other changes in working capital	119,342	140,346	(119,060)
Net change in working capital	134,784	308,971	(60,086)
Net change in working capital	**1,542,152**	**1,534,374**	**1,262,520**
Cash flows from investing activities			
Additions to property, plant and equipment and intangible assets	(1,117,798)	(966,959)	(1,316,714)
Additions to investments	(305,199)	(219,697)	(240,270)
Total	(1,422,997)	(1,186,656)	(1,556,984)
proceeds from disposals of plant and equipment and intangible assets	100,586	157,470	60,734
proceeds from disposals of investments	76,333	158,005	424,499
Total	176,919	315,475	485,233
Net investment for the period	(1,246,078)	(871,181)	(1,071,751)
Impact of changes in Group structure	14,884	140	(4,268)
Net change in working capital	(11,469)	(26,140)	121,931
Net cash used by investing activities	**(1,242,663)**	**(897,181)**	**(954,088)**
Cash flows from financing activities			
Employee Shareholder Plan	20,739	27,389	-
Expenses relatted to the stock-for-stock offer	(645)	(1,494)	-
Dividends attribués aux shareholders of the Company mère	(130,692)	(113,435)	(104,662)
Other dividends paid	(49,669)	(54,216)	(78,087)
Total	(160,267)	(141,756)	(182,749)
Change in long and short-term debt	513,936	(201,533)	(162,619)
Net change in working capital	(46,811)	(5,845)	39,743
Net cash used/ provided by financing activities	**306,858**	**(349,134)**	**(305,625)**
Impact of exchange rate changes on cash and cash equivalents	(41,759)	(18,005)	5,730
Change in cash and cash equivalents	**564,588**	**270,054**	**8,537**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**	**930,477**
Cash and cash equivalents at the period-end	**1,773,656**	**1,209,068**	**939,014**
Including – Cash	1,234,168	790,505	762,625
– Cash equivalents	539,488	418,563	176,389

Notes to the Consolidated Financial Statements

at December 31, 2003

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are 100% controlled by Compagnie Générale des Etablissements Michelin under paragraph 1002 of CRC 99-02 mentioned above, are fully consolidated.
- Companies over which *Compagnie Générale des Etablissements Michelin* exercises considerable influence are consolidated by the equity method.
- Pursuant to Article L.233-19 of the French *Code de Commerce,* certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on fund transfers to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. Financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at year-end exchange rates.
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- Either translated into the relevant functional currency for their economic environment.
- Or translated at the year-end rate, after revaluation of non-monetary assets and liabilities based on published local indices.

Differences arising from the translation of opening balance sheet items and year-end rate net income are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The financial statements for the year ended December 31, 2003 have been prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting years and continuity of trading.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings:

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years.
- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following a yearly review of industrial company goodwill inventory value.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Intangible assets consist mainly of purchased or internally-developed software, amortized over three years, and a number of purchased goodwill, amortized in full in the year of acquisition. No research and development costs are recognized under this heading.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• Buildings	25 years
• Plant and equipment	12 years
• Other	2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at acquisition cost. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases. An impairment charge is recorded when market value is less than the net book value.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value and corresponding depreciation provisions made.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and past service costs, over the present value of defined benefit obligations.
- Deferred taxes: deferred tax assets arising from deductible time differences and tax loss carry-forwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- Post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted

for unrecognized actuarial gains and losses and prior service costs,

- Deferred taxes: deferred taxes arising from taxable time differences, determined separately for each individual company.
- Reorganization: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturity are netted off and only the net exposure is hedged. Hedging contracts are recognized in the balance sheet at the date of inception.

Profits and losses resulting from currency translations recorded at closing exchange rates are booked in the statement of income.

Premiums and discounts are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Short term positions are managed at the level of the individual countries.

The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts.

Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables, deferred income and accrued expenses" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at year-end based on the then ruling exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note **13**.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- Temporary differences between the book value of assets and liabilities and their tax basis.
- Tax loss carry-forwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including reorganization costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income Group share by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

q) List of consolidated companies

	Registered office	Country	% stake
1. Parent company			
• Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
• Michelin Roues France	La Chapelle Saint Luc	France	99.99
• Pneu Laurent	Avallon	France	99.99
• Pneumatiques Kléber	Toul	France	99.99
• Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
• Société de Développement Mécanique	Wattignies	France	99.99
• S.O.D.G.	Clermont-Ferrand	France	99.99
• Michelin Algérie SPA	Algiers	Algeria	70.00
• Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin North America (Canada) Inc.	Laval	Canada	100.00
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.91
• Michelin España Portugal, S.A.	Tres Cantos	Spain	99.65

	Registered office	Country	% stake
• American Synthetic Rubber Company, LLC	Wilmington	United States	100.00
• Michelin Aircraft Tire Corporation	Wilmington	United States	100.00
• Michelin North America, Inc.	New York	United States	100.00
• Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
• Società per Azioni Michelin Italiana	Turin	Italy	100.00
• Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
• Industrias Michelin, S.A. de C.V.	Mexico City	Mexico	100.00
• Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
• Stomil-Olsztyn S.A.	Olsztyn	Poland	99.50
• Michelin Romania Retreading S.R.L.	Bucharest	Romania	100.00
• Silvania S.A.	Zalau	Romania	99.49
• Victoria S.A.	Floresti	Romania	95.55
• Michelin Tyre Public Limited Company	England and Wales	United Kingdom	100.00
• LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	100.00 [(a)]
• Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00
• Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
• Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
• Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
• Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
• Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
• Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00
Distribution companies			
• Euromaster France	Grenoble	France	86.65
• Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
• Recamic Services	Clermont-Ferrand	France	100.00
• Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
• Transityre France	Clermont-Ferrand	France	100.00
• Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
• Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.99
• Viborg Gruppen GmbH	Kaiserslautern	Germany	99.96
• Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
• Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	99.99
• Michelin Australia Pty Ltd	Melbourne	Australia	100.00
• Michelin Belux S.A.	Zellik	Belgium	100.00
• Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
• Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
• Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
• Michelin Chile Ltda.	Santiago	Chile	100.00
• Michelin (Shanghai) Trading Co., Ltd.	Shanghai	China	100.00
• Michelin Korea Co., Ltd.	Seoul	South Korea	100.00
• Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
• Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Scanrub Holding A/S	Viborg	Denmark	99.90
• Prollantas S.A.	Quito	Ecuador	100.00
• Michelin Rehvide AS	Tallinn	Estonia	100.00
• Michelin Retread Technologies, Inc.	Wilmington	United States	100.00
• Tire Centers, LLC	Wilmington	United States	100.00
• Oy Suomen Michelin Ab	Espoo	Finland	100.00
• Elastika Michelin A.E.	Halandri	Greece	100.00
• Michelin Asia (Hong Kong) Limited	Hong Kong	Hong Kong	100.00
• Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
• Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
• Michelin India Private Limited	New Delhi	India	100.00
• Michelin Riepas SIA	Riga	Latvia	100.00
• UAB Michelin Padangos	Vilnius	Lithuania	100.00
• Michelin Malaysia Sdn. Bhd.	Malaysia	Malaysia	100.00
• Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
• Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.28
• Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
• M. Michelin & Company Limited	New Zealand	New Zealand	100.00
• Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.90
• Michelin Nederland N.V.	Drunen	Netherlands	100.00
• Transityre B.V.	Breda	Netherlands	100.00
• Michelin del Perú S.A.	Lima	Peru	100.00
• Michelin Polska Sp. z o.o.	Warsaw	Poland	100.00
• Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
• Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
• Michelin Romania S.A.	Bucharest	Romania	100.00 [(a)]
• Associated Tyre Specialists Limited	England and Wales	United Kingdom	99.90
• Michelin Lifestyle Limited	England and Wales	United Kingdom	100.00
• Michelin Tyres Russian General Agency ZAO	Moscow	Russia	100.00
• Société Commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
• Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	100.00
• Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	100.00
• Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
• Michelin Nordic AB	Stockholm	Sweden	100.00
• Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
• Michelin Chun Shin Ltd.	Taipei	Taiwan	97.97
• Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00
• Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
• Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
• Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
• Miscellaneous distribution companies in Europe and other regions.			
Finance companies and other			
• MCSyncro France	Onnaing	France	50.00
• Michelin Développement	Clermont-Ferrand	France	100.00
• Michelin Middle East	Clermont-Ferrand	France	70.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
• Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
• Société de Collecte et de Valorisation de Pneumatiques Usagés – C.V.P.U.	Clermont-Ferrand	France	99.99
• Société de Montage de Pneumatiques	Guichen	France	99.99
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
• Spika	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	100.00
• MC Syncro Supply GmbH	Hannover	Germany	50.00
• Radsystem GmbH	Zwickau	Germany	50.00
• ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
• Euro-Fitting Management N.V.	Desteldonk	Belgium	49.95
• MCSyncro N.V.	Gent	Belgium	49.95
• Publicité Internationale Intermedia S.A.	Brussels	Belgium	50.03
• Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	100.00
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	100.00
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	100.00
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin Canada, Inc.	Halifax	Canada	100.00
• Michelin (China) Investment Co., Ltd.	Shanghai	China	100.00
• Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	100.00
• Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.65
• Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	50.00
• MCSyncro Vigo, S.A.	Vigo	Spain	50.00
• ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
• AmFIT, LLC	Wilmington	United States	100.00
• CR Funding Corporation	Wilmington	United States	100.00
• Michelin Americas Research & Development Corporation	Wilmington	United States	100.00
• Michelin Corporation	New York	United States	100.00
• Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Mireis Limited	Dublin	Ireland	100.00
• Miripro Insurance Company Limited	Dublin	Ireland	100.00
• Oboken Limited	Dublin	Ireland	100.00
• Tayar Receivables Company	Dublin	Ireland	0.13
• SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
• ViaMichelin Italia S.r.l.	Milan	Italy	100.00
• Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00
• Michelin Luxembourg SCS	Luxembourg	Luxembourg	100.00
• Michelin Mexico Holding, S.A. de C.V.	Mexico City	Mexico	100.00
• Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39

	Registered office	Country	% stake
• Michelin Development Company Limited	Nigeria	Nigeria	100.00
• Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
• Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
• Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
• Fitlog B.V.	's-Hertogenbosch	Netherlands	100.00
• MC Projects B.V.	Amsterdam	Netherlands	50.00
• Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Purchasing B.V.	Amsterdam	Netherlands	100.00
• Michelin Europe (EEIG)	England and Wales	United Kingdom	99.94
• Michelin Services Ltd	England and Wales	United Kingdom	100.00
• ViaMichelin UK Limited	England and Wales	United Kingdom	100.00
• Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	100.00
• Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	100.00
• MCSyncro Bratislava, s.r.o.	Bratislava	Slovak Republic	50.00
• Hjulsystem MCP AB	Kungälv	Sweden	50.00
• Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
• Presta-Service Michelin S.A.	Granges-Paccot	Switzerland	100.00
• Michelin Participations S.A.	Granges-Paccot	Switzerland	99.91
• Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
• Sesapro S.A.	Granges-Paccot	Switzerland	100.00
• M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
• Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
• Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00
3. Companies accounted for by the equity method			
• ALIAPUR	Lyon	France	28.57
• Innovations in Safety Systems	Drancy	France	50.00
• RubberNetwork.com, LLC	Wilmington	United States	27.75
• Michelin Tire Chiba HBKK	Chiba	Japan	37.50
• Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
• Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
• Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
• TIGAR MH, d.o.o., Pirot	Pirot	Serbia-Montenegro	25.00
• Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
• Woco Michelin AVS B.V.	Amsterdam	Netherlands	49.00
• Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00
• Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.10

4. Non-consolidated companies

• Pursuant to Article L.223-19 of the French *Code de Commerce* various companies that are not material in relation to the Group as a whole have not been consolidated under governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967 concerning the consolidated financial statements of trading companies.

Acquisitions and partnership agreements entered into in 2003

1. Viborg

On March 31, 2003, after approval of the European Competition Authorities dated March 7, 2003, Michelin group acquired Viborg group.

The latter Group was essentially focused on tire distribution through a network of 465 sales points, mainly in Germany and Denmark.

Since acquisition, the companies purchased recorded turnover of €386.2 million and an operating loss of €14.7 million.

In line with Group announcements upon publication of earnings on June 30, 2003, goodwill in an amount of €306.5 million is fully amortized in 2003, according to constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

Thorough due diligence undertaken by Michelin group since April 1, 2003, aimed, in particular, at determining, pursuant to the relevant agreements:

- Sums to be paid by seller under the net asset guarantee.
- The amount of receivables held by seller on Viborg companies and transferred by the latter to Michelin group to refund moneys granted by Michelin group to seller.

Owing to failure to reach an agreement on the findings of said due diligence, Michelin group filed arbitration proceedings against seller on December 4, 2003.

Under its arbitration claim, Michelin group:

- Rejected the net asset worth claimed by seller, and therefore rejected the €37 million balance payment requested by seller as balance due under the acquisition on grounds of compensation with sums due by seller under the asset net guarantee, and Michelin further claimed compensation payments in respect of damages.
- Sued for reimbursement in an amount of €87.7 million corresponding to the difference between funds lent by Michelin group to seller and trade receivables held by seller on Viborg companies and transferred by it to Michelin group.

At this stage of proceedings:

- The scale of differences between guaranteed net assets and net asset calculated pursuant to the due diligence process led Michelin group to exclude the balance of the purchase price for the purposes of determining goodwill.
- Parties disagree over the amount of debt burden of the acquired companies used to calculate net asset and amortized goodwill. Michelin group claims this to be in an amount of €40.2 million and seller disagrees.

2. Hankook

In South Korea, the Group concluded in January 2003 a partnership agreement in respect of production and distribution of Passenger Car-Light Truck tires with Hankook Tire Co. Ltd, No. 2 Korean manufacturer and world No.11.

This agreement entitles Michelin group to purchase up to 10% of Hankook Tire Co. Ltd equity. At end December 2003, the Group held a 2.48% stake in the manufacturer, for a total value in the balance sheet of EUR 18.4 million.

3. EnTire Solutions LLC

EnTire Solutions LLC is a joint venture set up with TRW Automotive in the area of pressure monitoring systems for passenger cars and light trucks.

At December 31, 2003, Group investment amounts to €0.6 million.

4. Apollo

On 17 November 2003, Michelin and Apollo Tyres Ltd signed a partnership agreement for the Indian market. The two partners set up a new company - Michelin Apollo Tyres Private Limited – to manufacture and sell radial Truck and Bus tires for the Indian market, as well as market and sell all tire types. The agreement also provides for Michelin's technical assistance to Apollo Tyres Ltd for production of Passenger Car-Light Truck Apollo tires matching international standards.

Michelin will hold a 51% stake and Apollo Tyres Ltd a 49% stake in the new Michelin Apollo Tyres Private Limited company. Both partners table on a USD 70 million investment over the next four years. Moreover, as part of wider cooperation between the manufacturers, Michelin will take a 14.9% stake in Apollo Tyres Ltd.

Set up of Michelin Apollo Tyres Private Limited and acquisition of a stake in Apollo Tyres Ltd by Michelin group are subject to prior approval by the Indian government.

Notes to the consolidated balance sheet

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

1. Goodwill

Goodwill can be analyzed as follows:

in € thousand

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2002	590,327	(270,919)	319,408
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	**569,140**	**(261,780)**	**307,360**
Acquisition of Viborg group	306,549	(306,549)	–
Other increases	55,352	(29,373)	25,979
Decreases	(1,395)	1,395	–
Translation adjustments and other	(69,039)	39,295	(29,744)
Goodwill at December 31, 2003	**860,607**	**(557,012)**	**303,595**

The other increases concern, for the most part, buy out of nearly 100% of minority shares in Stomil-Olsztyn S.A. in Poland.

2. Intangible assets

Intangible assets can be analyzed as follows:

in € thousand

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2002	450,934	(336,195)	114,739
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	**489,477**	**(354,082)**	**135,395**
Increases	91,990	(52,389)	39,601
Decreases	(27,357)	20,463	(6,894)
Translation adjustments and other	(7,353)	2,435	(4,918)
Intangible assets at December 31, 2003	**546,757**	**(383,573)**	**163,184**

The main movements in 2003 concern software.

The breakdown by category is as follows:

in € thousand

	Cost	Amortization and allowances	Net book value
Software	472,610	(312,753)	159,857
Other intangible assets	74,147	(70,820)	3,327
Total	**546,757**	**(383,573)**	**163,184**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

in € thousand

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2002	15,845,120	(9,435,269)	6,409,851
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002	**14,626,442**	**(8,854,285)**	**5,772,157**
Increases	1,025,808	(776,589)	249,219
Change in Group structure	214,688	(101,971)	112,717
Decreases	(690,962)	606,560	(84,402)
Translation adjustments and other	(903,640)	517,440	(386,200)
Property, plant and equipment at December 31, 2003 (1)	**14,272,336**	**(8,608,845)**	**5,663,491**

Capital expenditure for the year ended December 31, 2003 amounted to €1,025,808 thousand.

The breakdown by category is as follows:

in € thousand

	Cost	Amortization and allowances	Net book value
Land and buildings	3,333,849	(1,650,103)	1,683,746
Plant and equipment	8,931,269	(5,531,665)	3,399,604
Other	2,007,218	(1,427,077)	580,141
Total	**14,272,336**	**(8,608,845)**	**5,663,491**

in € thousand

	Cost	Amortization and allowances	Net book value
(1) including assets acquired under finance leases at December 31, 2003	*281,611*	*(69,965)*	*211,646*

4. Investments

Investments can be analyzed as follows:

in € thousand

	Cost	Allowances	Net book value
Investments at January 1, 2002	611,243	(195,682)	415,561
Movements for the period	67,058	(6,134)	60,924
Translation adjustments and other	(30,049)	10,471	(19,578)
Investments at December 31, 2002	**648,252**	**(191,345)**	**456,907**
Eliminations in connection with Viborg group consolidation	(136,098)	–	(136,098)
Other movements for the period	115,253	(12,767)	102,486
Translation adjustments and other	(22,625)	11,678	(10,947)
Investments at December 31, 2003	**604,782**	**(192,434)**	**412,348**

The breakdown by category is as follows:

in € thousand

	Net book value
Investments in non-consolidated companies and other equity securities	76,590 (1)
Long-term loans and advances and other investments	335,758
Total	**412,348**

(1) including 2,826,000 Peugeot S.A. shares:
- book value 20,801
- market value 114,170

including 3,730,980 Hankook Tyre Co. Ltd shares:
- book value 18,426
- market value 22,394

5. Investments at equity

in € thousand

Company	Value at equity at Jan. 1, 2002	Movement for the year 2002	Value at equity at Dec. 31, 2002	Movement for the year 2003	Value at equity at Dec. 31, 2003
Woco Michelin AVS B.V.	61,012	(5,478)	55,534	(2,108)	53,426
Compagnie Générale des Transports Verney	10,541	(10,541)	–	–	–
Tigar MH, d.o.o.	–	–	–	8,509	8,509
RubberNetwork.com, LLC	646	(267)	379	(5,561)	(5,182)
Other companies	5,377	(2,950)	2,427	(375)	2,052
Total	**77,576**	**(19,236)**	**58,340**	**465**	**58,805**
including:					
Equity in net income (loss)		(11,570)		(8,750)	

6. Inventories

in € thousand

	Dec. 31, 2003	Dec. 31, 2002
Raw materials, semi-finished products and other supplies	885,222	961,858
Finished products	1,981,092	1,990,895
Allowances	(97,178)	(92,469)
Net book value	**2,769,136**	**2,860,284**

7. Trade receivables

in € thousand

	Dec. 31, 2003	Dec. 31, 2002
Trade receivables	3,110,766	3,261,483
Allowances	(126,265)	(115,987)
Net book value	**2,984,501**	**3,145,496**

Substantially all trade receivables are due within one year.

Transfer of trade receivables

The Group implemented a trade receivables transfer program allowing maximum external financing:

- a U.S.$500 million until 2005 for North-American operations,
- a €720 million until 2007 for European operations.

The trade receivables transferred and financing received by the consolidated companies (including the relevant *ad hoc* entities) are still accounted for under Group assets and liabilities.

At December 31, 2003, this amounted to €849.6 million.

Non-Group financing amounts to €789.0 million. The subordinated tranche, repurchased by the Group, amounts to €212.0 million with respect to which a €1.8 million provision was made.

8. Other receivables, prepaid expenses and accrued income

in € thousand

	Dec. 31, 2003	Dec. 31, 2002
Other receivables, net (1)	549,105	591,679
Excess of pension plan assets over the related benefit obligations (note **13**)	489,689	562,644
Deferred tax assets (note **m**)	912,973	1,128,576
Other accruals	86,420	83,212
Total	**2,038,187**	**2,366,111**

(1) including amounts due beyond one year.

9. Cash equivalents

in € thousand

	Dec. 31, 2003	Dec. 31, 2002
Compagnie Générale des Etablissements Michelin shares	4,861	44,183
Less allowances for impairment in value	–	(2 674)
Other listed investments, net	486	611
Other cash equivalents, net	534,141	376,443
Total	**539,488**	**418,563**

- As of December 31, 2003, Compagnie Générale des Etablissements Michelin held 155,392 of its own shares with a market value of €5,653 thousand. During 2003, the number of own shares held by the Company decreased by 1,107,810.
- As of December 31, 2003, the market value of other listed investments was €687 thousand. The other securities are mostly monetary instruments.
- The other cash equivalents are mostly monetary instruments.

10. Changes in stockholders' equity and minority interests

in € thousand

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**
Capital increase	11,569	158,107				169,676	–	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**
Capital increase	380	4,598				4,978	–	4,978
Employee stock ownership plan	2,809	28,253	(10,323)			20,739	–	20,739
Dividends paid					(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income			398,816	12,153	(410,969)	–	–	–
Net income for the year					317,532	317,532	11,330	328,862
Translation adjustment and other			(11,590)	(163,301)		(174,891)	(92,531)	(267,422)
At Dec. 31, 2003	**286,774**	**1,839,640**	**2,915,063**	**(1,031,649)**	**317,532**	**4,327,360**	**81,703**	**4,409,063**

11. Provisions for contingencies and charges

In € thousand

	Dec. 31, 2002	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2003
Post-retirement and other employee benefit obligations (1)	2,776,498	(178,123)	259,715	(242,691)	(322,778)	2,292,621
Deferred taxes	50,497	701	2,761	(12,428)	–	41,531
Restructuring (2)	420,236	(3,830)	134,147	(128,880)	–	421,673
Other	196,613	(7,199)	101,465	(40,344)	–	250,535
Total	**3,443,844**	**(188,451)**	**498,088**	**(424,343)**	**(322,778)**	**3,006,360**

Impact (net of incurred expenses)

In € thousand

Operating income	298,220	–
Interest income and expense	4,312	–
Net non-recurring income and expense	192,795	(322,778) (3)
Income tax	2,761	–
Total	**498,088**	**(322,778)**

(1) Post-retirement and other employee benefit obligations

A specific analysis of these obligations is provided in note **13**.

(2) Restructuring provisions

The financial year's provision (€134.1 million) is mainly in connection with the industrial reorganization plan announced and introduced in Spain in 2003.

(3) Exceptional provision reversals

The reversal for the year (€322.7 million) is mainly in connection with the "Total Rewards" program in the United States, referred to in the highlights of note **13**: Post-retirement and other employee benefit obligations.

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows: **in € thousand**

	Dec. 31, 2003	Dec. 31, 2002
Current taxes	143,540	246,289
Deferred taxes	99,627	114,044
Sub-total	**243,167**	**360,333**
Withholding taxes	18,268	22,122
Total	**261,435**	**382,455**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge: **in € thousand**

	Dec. 31, 2003	Dec. 31, 2002
Tax, excluding withholding taxes, on the contribution of Group companies to consolidated income, at standard local tax rates	299,095	379,324
Effect of permanent differences	7,578	44,476
Effect of unrecognized deferred taxes	(47,590)	(45,540)
Effect of changes in tax rates	2,800	1,065
Other effects	(18,716)	(18,992)
Income taxes reported in the income statement, excluding withholding taxes	**243,167**	**360,333**

in € thousand

	Dec. 31, 2003	Dec. 31, 2002
Total unrecognized deferred tax assets	**308,217**	**472,128**

Deferred tax assets and liabilities break down as follows by category: **in € thousand**

	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets	912,973	1,128,576
Deferred tax liabilities	(41,531)	(50,497)
Net obligation	**871,442**	**1,078,079**
Breakdown:		
- time differences	646,974	817,403
- tax loss carryforwards	221,837	274,049
- tax credits	2,631	(13,373)

13. Post-retirement and other employee benefit obligations

Highlight of 2003: "Total Rewards" program in the United States:

In 2003, Michelin United States took a series of measures to reduce employment and post-retirement obligations in favor of both active and existing retired personnel. The reorganization of healthcare cover plans will cap Group long-term obligations in connection with both active and retired employees.

The exceptional gain of €281.9 million recognized in 2003 stems essentially from introduction and implementation of ceilings for all employees concerning future reimbursements – and a reallocation of medical costs between current retirees and Michelin.

These reorganization measures will have a durable effect, extending beyond the gain recorded in 2003, first and foremost owing to termination of the healthcare reimbursement scheme for some employees hired from January 2004 but also owing to the decision which was made to switch from a "defined benefits pension plan" to a "defined contribution pension plan". Although a small portion only of savings made in 2003 stems from this change, it will have a significant positive long-term effect on controlling Group future obligations. All employees hired from January 2004 will take part in the defined contribution pension plan. Part of the active employees will have the option of switching to the new defined contribution plan.

13.1. Current Plans

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) **Under defined contribution plans,** fixed contributions are made to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees (such as in Poland, Switzerland and the United States).

b) **Under defined benefit plans,** the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:

- **Either funded over employees' years of service by contributions** to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **Or unfunded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin group, this primarily concerns:

- U.S., U.K. and Canadian pension plans.
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:
  - service cost, corresponding to the value of benefits attributed to services rendered by employees during the year;
  - interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time;
  - benefit payments.
- Non-recurring factors:
  - changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels);
  - changes in benefit formula.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:

- The level of contributions received from the employer and employees;
- The level of benefits paid to eligible employees;
- The return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

13.2. Actuarial assumptions

To calculate the projected benefit obligation, actuaries use a number of long-term assumptions provided by the company (including inflation rate, rate of salary increases and discount rate). These assumptions are reviewed annually.

Assumptions used at December 31, 2003	North America	Europe	Other (3)
Rate of salary increases (1)	3.25% to 3.50%	3.00% to 4.00%	2.59% to 10.00%
Discount rate	6.25% to 6.50%	5.50% to 5.75%	2.00% to 11.00%
Average remaining service lives	13.8 years	13.9 years	18.5 years
Expected return on plan assets	8.00% to 8.50%	4.75% to 6.75%	2.00% to 9.20%
Actual return on plan assets for the year ended December 31, 2003 (2)	12.90% to 13.90%	2.00% to 8.30%	insignificant

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases (1)	3.75% to 3.90%	3.00% to 3.75%	1.90% to 10.00%
Discount rate	6.75% to 6.90%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8.50%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2002 (2)	(3.50%)	(12.63%)	(5.50%)

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

2) As of the measurement date.

3) Brazil, Japan and Nigeria.

13.3 Summary of the financial situation of defined benefit plans as at December 31, 2003

in € thousand

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2003	Total 2002
Projected benefit obligation	4,527,324	68	4,527,392	4,498,841
Fair value of plan assets	(3,761,919)	(41)	(3,761,960)	(3,815,298)
Funded status	765,405	27	765,432	683,543
Unfunded projected benefit obligation	485,695	2,022,407	2,508,102	2,870,039
Prior service cost	2,277	137,494	139,771	22,712
Unrecognized actuarial gains and losses	(1,117,071)	(493,302)	(1,610,373)	(1,362,440)
Net amount recognized	136,306	1,666,626	1,802,932	2,213,854
Amounts recognized in balance sheet:				
Prepaid benefit cost			(489,689)	(562,644)
Accrued benefit cost			2,292,621	2,776,498

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life.

At December 31, 2003, actuarial losses amounted to €1,610 million.

13.4 Change in the financial situation of defined benefit plans

in € thousand

Defined benefit pension plan Other defined benefit plans (including medical care)		Pensions	Other benefit plans	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003		4,923,981	2,444,899	7,368,880
Exchange rate variations		(453,401)	(270,736)	(724,137)
Variation in scope of consolidation		21,075	2,305	23,380
Current service cost		97,108	46,972	144,080
Interest cost		278,406	136,244	414,650
Plan reorganization cost recognized in the year		12,553	(286,860)	(274,307)
Benefits paid		(220,245)	(207,155)	(427,400)
Other items		(6,255)	11,168	4,913
(-)Unrecognized actuarial gain/loss generated during the year		359,656	267,015	626,671
Unrecognized plan reorganization costs		141	(121,377)	(121,236)
At Dec. 31, 2003	**A**	**5,013,019**	**2,022,475**	**7,035,494**
Fair value of plan assets				
Opening balance at Jan. 01, 2003		3,809,036	6,262	3,815,298
Exchange rate variations		(398,705)	(472)	(399,177)
Expected return on plan assets		258,448	92	258,540
Contributions		133,335	424	133,759
Administration costs		(3,060)	–	(3,060)
Benefits paid		(203,355)	(6,250)	(209,605)
Unrecognized actuarial gain/(-)loss generated during the year		166,220	(15)	166,205
At Dec. 31, 2003	**B**	**3,761,919**	**41**	**3,761,960**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003		1,083,427	256,301	1,339,728
Exchange rate variations		(118,227)	(42,073)	(160,300)
Amortization of unrecognized actuarial differences		(43,278)	(7,230)	(50,508)
Amortization of unrecognized plan reorganization costs		(347)	3,069	2,722
Unrecognized actuarial differences generated during the year		193,379	267,030	460,409
Unrecognized plan reorganization costs generated during the year		(160)	(121,289)	(121,449)
At Dec. 31, 2003	**C**	**1,114,794**	**355,808**	**1,470,602**
Net liability in balance sheet				
At Dec. 31, 2003	**D=A-B-C**	**136,306**	**1,666,626**	**1,802,932**

13.4.1 Regional breakdown of the financial situation of pension plans

In € thousand

	Defined Benefit pension plans			
	North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	2,519,976	2,372,523	31,482	4,923,981
Exchange rate variations	(331,596)	(121,680)	(125)	(453,401)
Variation in scope of consolidation	–	21,075	–	21,075
Current service cost	51,321	44,925	862	97,108
Interest cost	150,148	127,423	835	278,406
Plan reorganization cost recognized in the year	13,702	–	(1,149)	12,553
Benefits paid during the year	(123,364)	(95,476)	(1,405)	(220,245)
Other items	(4,500)	1,111	(2,866)	(6,255)
(-)Unrecognized actuarial gain/loss generated during the year	209,050	151,753	(1,147)	359,656
Unrecognized plan reorganization costs	141	–	–	141
At Dec. 31, 2003 A	**2,484,878**	**2,501,654**	**26,487**	**5,013,019**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	2,295,069	1,508,695	5,272	3,809,036
Exchange rate variations	(299,871)	(98,864)	30	(398,705)
Expected return on plan assets	165,889	92,119	440	258,448
Contributions	83,236	49,478	621	133,335
Administration costs	–	(3,060)	–	(3,060)
Benefits paid	(123,316)	(78,908)	(1,131)	(203,355)
Unrecognized actuarial gain/(-)loss generated during the year	103,945	60,862	1,413	166,220
At Dec. 31, 2003 B	**2,224,952**	**1,530,322**	**6,645**	**3,761,919**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003	630,523	450,793	2,111	1,083,427
Exchange rate variations	(83,694)	(34,447)	(86)	(118,227)
Amortization of unrecognized actuarial differences	(24,166)	(19,067)	(45)	(43,278)
Amortization of unrecognized plan reorganization costs	(19)	(328)	–	(347)
Unrecognized actuarial differences generated during the year	105,045	90,893	(2,559)	193,379
Unrecognized plan reorganization costs generated during the year	(160)	–	–	(160)
At Dec. 31, 2003 C	**627,529**	**487,844**	**(579)**	**1,114,794**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**(367,603)**	**483,488**	**20,421**	**136,306**

13.4.2 Regional breakdown of the financial situation of other defined benefits plans

in € thousand

	Other defined benefit plans (including medical care)			
	North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	1,720,358	572,499	152,042	2,444,899
Exchange rate variations	(262,128)	(249)	(8,359)	(270,736)
Variation in scope of consolidation	–	216	2,089	2,305
Current service cost	25,555	27,812	(6,395)	46,972
Interest cost	97,017	32,174	7,053	136,244
Plan reorganization cost recognized in the year	(277,549)	(2,523)	(6,788)	(286,860)
Benefits paid during the year	(104,997)	(52,041)	(50,117)	(207,155)
Other items	(221)	837	10,552	11,168
(-)Unrecognized actuarial gain/loss generated during the year	282,982	(15,345)	(622)	267,015
Unrecognized plan reorganization costs	(121,377)	–	–	(121,377)
Present value of the obligations at Dec. 31, 2003 A	**1,359,640**	**563,380**	**99,455**	**2,022,475**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	–	–	6,262	6,262
Exchange rate variations	–	–	(472)	(472)
Expected return on plan assets	–	–	92	92
Contributions	–	45	379	424
Administration costs	–	–	–	–
Benefits paid	–	(3)	(6,247)	(6,250)
Unrecognized actuarial gain/(-)loss generated during the year	–	–	(15)	(15)
Present value of obligations at Dec. 31, 2003 B	**–**	**42**	**(1)**	**41**
Unrecognized actuarial gains/losses				
Opening balance at Jan. 01, 2003	292,634	(39,019)	2,686	256,301
Exchange rate variations	(41,617)	70	(526)	(42,073)
Amortization of unrecognized net actuarial differences	(9,383)	2,205	(52)	(7,230)
Amortization of unrecognized plan reorganization costs	2,333	736	–	3,069
Unrecognized actuarial differences generated during the year	282,981	(15,344)	(607)	267,030
Unrecognized plan reorganization costs generated during the year	(121,289)	–	–	(121,289)
At Dec. 31, 2003 C	**405,659**	**(51,352)**	**1,501**	**355,808**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**953,981**	**614,690**	**97,955**	**1,666,626**

13.5 Changes in financial statements

13.5.1 Balance sheet

in € thousand

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2003	Total 2002
At January 1, 2003	32,846	2,181,008	2,213,854	2,637,664
Exchange rate variations	61,216	(227,842)	(166,626)	(225,108)
Charges recognized for the year	153,857	193,583	347,440	319,770
Contributions paid to fund managers	(128,457)	(45)	(128,502)	(325,235)
Benefits directly paid to beneficiaries	(16,665)	(192,948)	(209,613)	(179,717)
Variation of scope of consolidation	19,170	4,180	23,350	–
Benefit plan changes recorded as exceptional gain	14,339	(291,310)	(276,971)	(13,520)
At December 31, 2003	**136,306**	**1,666,626**	**1,802,932**	**2,213,854**

Annual charges are determined by independent actuaries at the start of the financial year, as follows:

- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual discount ("Financial cost"),
- income from estimated return on assets ("Expected return from plan assets"),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2 Consolidated statement of income

In 2003, net charges recorded in the consolidated statement of income amounted to €61 million, breaking down as follows (based on the average rate for the period):

in € thousand

Net charges recorded in the consolidated statement of income	2003	2002
Cost of service	178,130	217,636
Interest Costs	440,462	484,982
Expected asset return	(275,474)	(345,456)
Actuarial gain/loss generated in the year	53,970	22,434
Cost of past services	(2,269)	(11,725)
Effect of reductions or liquidations of benefit plans	(27,032)	(13,723)
Sub-total recorded under payroll costs	367,787	354,148
Plan changes recognized as exceptional gain	(306,570)	(13,520)
Total	**61,217**	**340,628**

13.6 Share Option Plans

Share Option Plan situation as at December 31, 2003:

Date			Number of options				Call price
Allocation	Call	Expiry	Allocated	Called	Cancelled	Balance	in euros
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	**0**	**13,800**	**1,172,000**	

14. Subordinated debt and other long and short-term debt

in € thousand

	At Dec. 31, 2003	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2002
Subordinated debt	500,000	–	–	500,000	–
Other long and short-term debt:					
- Convertible bonds	9	9	–	–	10
- Other bonds	1,890,161	85,263	304,898	1,500,000	1,889,230
- Trade receivable securitizations	788,976	550,348	238,628	–	905,530
- Lease purchases	257,286	50,375	150,186	56,725	269,102
- Other long and short-term debt	1,777,086	1,287,500	475,561	14,025	1,963,126
Subtotal, other long and short-term debt	**4,713,518**	**1,973,495**	**1,169,273**	**1,570,750**	**5,026,998**
Total	**5,213,518**	**1,973,495**	**1,169,273**	**2,070,750**	**5,026,998**

Debt secured by collateral at December 31, 2003
excluding lease purchases and trade receivable securitizations: 117,055

Subordinated debt

On December 3, 2003, the Group made a 30-year €500 million last-ranking subordinated issue (TSDR – *Titres Subordonnés de Dernier Rang*), callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differred coupon payment option.

Bond issue

In April 2002, the Group launched a bond issue in two tranches:

- €1 billion tranche with a 6.125% coupon, maturing in April 2009,
- €500 million tranche with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2003 breaks down as follows (in thousands of euros):

- Long and short-term debt	4,713,518
- Cash equivalents and other short-term investments	(539,488)
- Cash	(1,234,168)
- Subordinated debt	500,000
Total	**3,439,862**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

in € thousand

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro and EMU currencies	(778,354)	1,590,304	7.1	811,950	23.6
Swiss franc	199,126	6,418	4.7	205,544	6.0
Pound sterling	368,294	–	–	368,294	10.7
Other non-euro-zone currencies	288,539	4,138	3.0	292,677	8.5
Total European currencies	**77,605**	**1,600,860**	**7.1**	**1,678,465**	**48.8**
U.S. dollar	699,874	465,551	3.3	1,165,425	33.9
Canadian dollar	115,307	–	–	115,307	3.4
Total dollar zone	**815,181**	**465,551**	**3.3**	**1,280,732**	**37.3**
Other currencies	453,954	26,711	1.8	480,665	13.9
Total	**1,346,740**	**2,093,122**	**6.2**	**3,439,862**	**100.0**

15. Off-balance sheet commitments

in € thousand

	12.31.2003	12.31.2002
Commitments given:		
Guarantees given	75,715	113,046
Future minimum lease payments under non-cancelable operating leases	646,709	614,715
Discounted bills	5,808	5,577
Total	**728,232**	**733,338**
Commitments received:		
Guarantees received	154,092	145,997

Notes to the consolidated statement of income

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

16. Payroll costs and number of employees

in € thousand

	2003	2002
Payroll costs	4,996,925	5,152,143
Average number of employees of fully-consolidated companies	127,210	126,285

17. Research and development costs (in thousands of euros)

Research and development costs amount to:
- 2003: 710,475
- 2002: 703,978

18. Impairment charges

in € thousand

	2003	2002
Net charges for impairment of:		
- inventories	(645)	(14,351)
- receivables	9,668	23,489

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

in € thousand

	2003	2002
Interest income and expense	(211,901)	(209,052)
Exchange gains (losses)	(1,880)	(49,593)
Amortization and net movements in allowances for impairment of financial assets	(4,501)	(3,336)
Net change in provisions	(6,605)	1,724
Total	**(224,887)**	**(260,257)**

Net exchange losses for 2002 resulted mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense

in € thousand

	2003	2002
Reorganization costs	(192,365)	(17,405)
Other non-recurring items	211,044	92,614
Total	**18,679**	**75,209**

Restructuring costs break down as follows:	In millions of euros
– Europe	(173.2)
– North America	(20.1)
– Other regions	1.0

Other non-recurring items break down as follows:	In millions of euros
– Europe	(74.9)
– North America	299.0 (1)
– Other regions	(13.1)

(1) The exceptional gain recorded in North America comes chiefly from measures in connection with the "Total Rewards" program conducted in the United States referred to in the highlights of note No.13 : Retirement obligations and other employee benefits.

21. Segment information

in € thousand

Business segments	Passenger Car-Light Truck	Truck	Other businesses	Inter-segment eliminations	Total
			2002		
Property, plant and equipment, net	2,754,242	1,220,788	1,797,127 (1)		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199
			2003		
Property, plant and equipment, net	2,595,385	1,303,562	1,764,544 (1)		5,663,491
Sales	7,456,824	3,968,507	4,859,336	(914,847)	15,369,820
Operating income	664,002	521,490	(42,420)		1,143,072

(1) Including shared assets:
- *2003 : 674,921*
- *2002 : 736,613*

in € thousand

Geographical regions	Europe	North America and Mexico	Other	Total
		2002		
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074
		2003		
Property, plant and equipment, net	3,375,356	1,622,487	665,648	5,663,491
Sales	8,035,569	5,311,034	2,023,217	15,369,820

22. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners ("*Gérants*") who are also General Partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.

Statutory auditor's report on the financial statements

Translated from the original french language report

Year ended December 31, 2003

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholder's Meeting, we hereby submit our report for the year ended December 31, 2003 on our examination of the financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN, as attached to this report,

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects the assets and liabilities and financial position of the group of companies integrated in the scope of consolidation and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Justification of our assessments

In accordance with article L 225-235 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, which applies for the first time to the year ended December 31, 2003, we mention the following point:

- Note "Acquisitions and partnership agreements in 2003" to the Financial statements provides details on the acquisition process of Viborg group and specifies that the goodwill for this distribution group has been fully amortized over the year. In relation to the assessment of the accounting rules and principles applied by your Company, we have verified the financial data retained for the goodwill calculation and have based our assessment of the full amortization over the year of acquisition on assessments and information provided to us
- Note 13 to the Financial statements presents the changes in the pension benefit and medical care plans that took place in the United States in 2003. These changes have lead at year-end to a €281.9 million reduction before tax of the corresponding reserve for such commitments. The non-recurring effect of these benefit plan changes has been accounted for as an exceptional income, whereas the current charges on pension and medical care are accounted for as operating expenses.

We are of the opinion that the accounting treatment applied and the relevant information provided are appropriate.

The assessments we have performed on the above matter are part of our audit procedures relating to the financial statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific procedures and information

Our assessment of Group information provided in your Managing Partners's Management Report has been performed as part of our audit procedures relating to the consolidated financial statements, taken as a whole, and has thus contributed to our unqualified audit opinion.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of Compagnie Régionale de Paris

Balance Sheet

to December 31, 2003

5.1.1 - Compagnie Générale des Etablissements Michelin

Assets

in euros

	2003			2002	2001
	Gross	Depreciation, amortization, provisions.	Net	Net	Net
FIXED ASSETS					
Intangible assets:					
Patents, licenses and other rights	11,026,342.22	11,026,342.22	–	–	–
Other intangible assets	61,296.21	48,459.36	12,836.85	14,120.53	15,404.21
Prepayments	–	–	–	–	–
	11,087,638.43	**11,074,801.58**	**12,836.85**	**14,120.53**	**15,404.21**
Property and equipment:					
Land	102,469.01		102,469.01	102,469.01	102,469.01
Buildings	1,809,422.59	1,727,519.23	81,903.36	105,424.43	131,600.08
Other	382,108.29	372,567.19	9,541.10	13,374.35	19,314.42
Assets under construction	–	–	–	–	–
Prepayments	–	–	–	–	–
	2,293,999.89	**2,100,086.42**	**193,913.47**	**221,267.79**	**253,383.51**
Investments *(1)*					
Shares in subsidiaries and affiliates	3,841,008,225.22	321,650,159.05	3,519,358,066.17	2,449,581,789.83	2,246,260,185.72
Loans and advances to subsidiaries and affiliates	1,430,558,996.82	–	1,430,558,996.82	1,833,129,687.45	1,338,432,448.64
Other equity interests	3,788,198.35	–	3,788,198.35	3,788,198.35	3,788,198.35
Loans	–	–	–	914.69	78,176.69
Other investments	681.45	–	681.45	681.45	681.45
	5,275,356,101.84	**321,650,159.05**	**4,953,705,942.79**	**4,286,501,271.77**	**3,588,559,690.85**
(I)	**5,288,737,740.16**	**334,825,047.05**	**4,953,912,693.11**	**4,286,736,660.09**	**3,588,828,478.57**
CURRENT ASSETS					
Accounts receivable	191,927,850.42	–	191,927,850.42	276,396,910.28	475,581,859.38
Cash equivalents:					
Own shares	4,860,740.41		4,860,740.41	41,508,817.72	153,403,931.85
Other marketable securities	656.08	15.78	640.30	640.30	640.30
	4,861,396.49	**15.78**	**4,861,380.71**	**41,509,458.02**	**153,404,572.15**
Disponibilites	95,747.11	–	95,747.11	114,392.56	144,961.95
ACCRUALS					
Prepaid expenses *(2)*	160,679.42	–	160,679.42	262,260.19	8,579.87
(II)	**197,045,673.44**	**15.78**	**197,045,657.66**	**318,283,021.05**	**629,139,973.35**
Deferred charges **(III)**	6,343,352.82	–	6,343,352.82	928,434.92	1,224,692.30
Bond call premiums **(IV)**	2,435,000.00	19,347.00	2,415,653.00	–	–
Conversion losses **(V)**	–	–	–	–	–
TOTAL ASSETS (I + II + III + IV + V)	**5,494,561,766.42**	**334,844,409.83**	**5,159,717,356.59**	**4,605,948,116.06**	**4,219,193,144.22**
(1) Including short term			*1,421,412,055.79*	*1,823,983,661.00*	*880,096,430.48*
(2) Including long term			–	–	–

Liabilities

in euros

	2003	2002	2001
SHAREHOLDERS' EQUITY			
Common stock	286,774,050.00	283,585,460.00	269,431,746.00
Paid-in capital in excess of par	1,839,640,172.77	1,806,789,082.84	1,609,475,573.81
Revaluation reserve	531,303,011.63	531,142,169.63	530,990,252.63
Other reserves	1,276,398,167.67	1,117,680,239.27	802,517,019.16
Retained earnings	52,843,716.09	44,586,519.78	45,587,019.80
Net income	178,237,815.34	332,387,387.56	452,871,105.91
Untaxed reserves	61,597,677.21	61,597,677.21	61,597,677.21
(I)	**4,226,794,610.71**	**4,177,768,536.29**	**3,772,470,394.52**
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies	-	-	-
Provisions for charges	-	-	-
(II)	-	-	-
LIABILITIES *(1)*			
Convertible bonds	9,087.46	10,104.38	10,119.94
Subordinated debt	502,532,534.25	-	-
Other bonds	322,612,162.67	322,612,421.83	322,612,452.32
Bank borrowings *(2)*	-	-	-
Other long and short-term debt *(2)*	28,367,700.56	32,950,922.60	32,416,561.26
Accrued taxes and payroll costs	5,279,644.49	4,732,544.32	7,043,658.52
Due to suppliers of fixed assets	74,120,812.43	67,871,978.60	84,637,545.60
Other liabilities	-	-	-
	932,921,941.86	428,177,971.73	446,720,337.64
ACCRUALS			
Deferred income *(1)*	804.02	1,608.04	2,412.06
(III)	**932,922,745.88**	**428,179,579.77**	**446,722,749.70**
Conversion gains **(IV)**	-	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (I + II + III + IV)	**5,159,717,356.59**	**4,605,948,116.06**	**4,219,193,144.22**
(1) including long term	*804,898,034.00*	*304,899,642.04*	*304,900,446.06*
including short term	*128,024,711.88*	*123,279,937.73*	*141,822,303.64*
(2) including short term bank loans and overdrafts	-	-	

Statements of income for the years ended

December 31, 2003

in euros

		2003	2002	2001
Operating revenue *(1)*				
Royalties (including export revenues: 288,311,964.50)		349,657,871.22	364,877,827.54	364,240,518.88
Other revenues		7,110,069.84	193,822.23	149,649.82
Total operating revenue	**(I)**	**356,767,941.06**	**365,071,649.77**	**364,390,168.70**
Operating expenses *(2)*				
External charges		295,770,533.79	272,959,344.61	253,306,946.14
Taxes other than on income		1,313,570.71	2,008,104.25	1,998,531.22
Wages and salaries		1,224,689.86	1,409,510.18	1,110,087.78
Payroll taxes		498,850.08	462,332.27	435,795.99
Depreciation and amortization:				
• Fixed assets		1,304,328.33	1,124,238.00	1,868,860.06
• Deferred charges		-	-	-
Other expenses		3,993,672.95	4,979,180.87	16,105,309.39
Total operating expenses	**(II)**	**304,105,645.72**	**282,942,710.18**	**274,825,530.58**
OPERATING INCOME	**(I - II)**	**52,662,295.34**	**82,128,939.59**	**89,564,638.12**
Interest and other investment income				
Dividends from subsidiaries and affiliates *(3)*		141,828,919.42	237,832,105.50	388,989,800.76
Interest income *(3)*		4,394.57	6,034.55	31,203.36
Reversals of allowances for impairment in value		28,674,506.46	8,727,092.46	9.01
Exchange gains		64,864.56	133,968.20	143,991.74
Net gains on sales of marketable securities		1,187,942.29	8,302,250.80	17,777.40
Total interest and other investment income	**(III)**	**171,760,627.30**	**255,001,451.51**	**389,182,782.27**
Interest and other investment expenses				
Charges to allowances for impairment in value		16,707,643.12	296,257.38	2,253,809.40
Interest expense *(4)*		23,677,064.44	21,561,497.60	22,466,848.18
Exchange losses		1,220,378.62	782,758.04	340,022.30
Net losses on sales of marketable securities		186,801.72	2,652,858.76	703,526.58
Total interest and other investment expense	**(IV)**	**41,791,887.90**	**25,293,371.78**	**25,764,206.46**
NET INTEREST AND OTHER INVESTMENT INCOME	**(III - IV)**	**129,968,739.40**	**229,708,079.73**	**363,418,575.81**
INCOME FROM ORDINARY OPERATIONS	**(I - II + III - IV)**	**182,631,034.74**	**311,837,019.32**	**452,983,213.93**
Non-recurring income				
From revenue transactions		15,000.00	7,476.00	384,446.96
From capital transactions		-	2,268,260.47	9.16
Reversals of allowances		-	32,000,000.00	-
Total non-recurring income	**(V)**	**15,000.00**	**34,275,736.47**	**384,456.12**
Non-recurring expenses				
On revenue transactions		103,590.00	-	75,298.61
On capital transactions		513.40	536,672.23	5,780.53
Charges to allowances	-	-	-	
Total non-recurring expenses	**(VI)**	**104,103.40**	**536,672.23**	**81,079.14**
NET NON-RECURRING INCOME	**(V - VI)**	**(89,103.40)**	**33,739,064.24**	**303,376.98**
INCOME TAX	**(VII)**	**4,304,116.00**	**13,188,696.00**	**415,485.00**
TOTAL REVENUES	**(I + III + V)**	**528,543,568.36**	**654,348,837.75**	**753,957,407.09**
TOTAL EXPENSES	**(II + IV + VI + VII)**	**350,305,753.02**	**321,961,450.19**	**301,086,301.18**
NET INCOME (LOSS)		**178,237,815.34**	**332,387,387.56**	**452,871,105.91**
(1) including revenues relating to prior years		-	-	-
(2) including expenses relating to prior years		-	-	-
(3) including revenues relating to related party transactions		*141,617,025.36*	*237,544,879.00*	*388,479,030.53*
(4) including expenses relating to related party transactions		*716,279.00*	*1,126,455.00*	*2,022,392.00*

The financial statements and notes for the year ended December 31, 2003 are available on request sent to our head office.

Statutory auditor's report on the financial statements

Translated from the original French language report

Year ended December 31, 2003

To the Shareholders,

In accordance with the terms of our appointment at the Annual Shareholder's Meeting, we hereby submit our report for the year ended December 31, 2003 on:

- lour examination of the financial statements of COMPAGNIE GÉNÉRALE DES ETABLISSEMENTS MICHELIN, as attached to this report,
- the specific procedures and information required by law.

These financial statements have been approved by the Managing Partners. Our responsibility is to express an opinion on these financial statements based on our audit.

Opinion on the financial statements

We conducted our audit in accordance with professional standards applied in France. Those standards require that we plan and perform our audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements present fairly, in all material respects the assets and liabilities and financial position of the Company at December 31, 2003 and the results of operations for the year then ended in accordance with French generally accepted accounting principles.

Justification of our assessments

In accordance with article L 225-235 of the French Commercial Code (Code de commerce) relating to the justification of our assessments, which applies for the first time to the year ended December 31, 2003, we mention the following point:

Note "Summary of significant accounting policies" discloses a change in the accounting treatment of the movements on provision for depreciation of investments in subsidiaries; such movements which were previously booked as exceptional items are now presented in the financial result.

Note "Summary of significant accounting policies" discloses a change in the accounting treatment of the movements on provision for depreciation of investments in subsidiaries; such movements which were previously booked as exceptional items are now presented in the financial result.

The assessments we have performed on the above matter are part of our audit procedures relating to the financial statements, taken as a whole, and have thus contributed to the unqualified audit opinion expressed in part one of this report.

Specific procedures and information

We have also performed the specific procedures required by law, in accordance with professional standards applied in France.

We are satisfied that the information given in the Managing Partner's Report and the documents sent to shareholders on the financial position and financial statements is fairly stated and agrees with those financial statements.

As required by the law, we also verified that details of the identity of shareholders are disclosed in the Managing Partner's Report.

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of Compagnie Régionale de Paris

Statutory Auditors' Special report on Regulated Agreements

Year ended December 31, 2003

To the Shareholders

In our capacity as Statutory Auditors of your Company, we are required to report to shareholders on agreements involving directors that have been disclosed to us by the Company's management. Our responsibility does not include identifying any undisclosed agreements.

We have not been informed of any agreements governed by article L.226-10 of the Commercial Code.

Paris, the March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of Compagnie Régionale de Paris

5.1.2 - Total fees paid to the Group's statutory auditors in 2003

In € thousand

	CGEM Statutory Auditors			Contractual auditors*	Total
	Dominique Paul (Réseau PwC : PricewaterhouseCoopers)		Stéphane Marie (Corevise)		
	France	Outside France	France		
1/ Audit services					
A/ Statutory audit	3,470		263	2,607	6,340
France	645		263	200	1,108
(including CGEM)	(147)		(147)	0	(294)
Outside France		2,825	0	2,407	5,332
B/ Other engagements		58	0	89	147
Sub-total: audit services (1)	**3,528**		**263**	**2,696**	**6,487**
2/ Consulting (other than France)					
A/ Legal and tax	1	442	0	1,698	2,141
B/ Information technology	0	0	0	362	362
C/ Internal audit	0	0	0	0	0
D/ Preparation to IFRS standard switch	20	258	20	130	428
E/ Other	23	225	0	2,662	2,910
Sub-total (2)	**44**	**925**	**20**	**4,852**	**5,841**
Total	**4,497**		**283**	**7,548**	**12,328**

* The Group's main contractual auditors outside France are, by order of importance, KPMG, BDO and Ernst & Young.

Chapter VI
Corporate Governance

6.1 - Composition and functioning of the management and supervisory bodies

6.1.0 - Composition

Gérants (managing partners) and/or *associés commandités* (general partners)

Surname and first name or Corporate name:	Office held in Company and date of commencement	Other positions
Edouard Michelin	*Gérant Associé Commandité* (Managing Partner and General Partner) since June 28, 1991	*Gérant Associé Commandité* (Managing Partner and General Partner): • Manufacture Française des Pneumatiques Michelin Associé Commandité (General Partner): • Compagnie Financiere Michelin
René Zingraff	*Gérant Associé Commandité* (Managing Partner and General Partner) since June 20, 1986	*Gérant Associé Commandité* (Managing Partner and General Partner) • Manufacture Française des Pneumatiques Michelin *Gérant Associé Commandité* (Managing Partner and General Partner) • Compagnie Financière Michelin • Michelin Reifenwerke KGaA
Société Auxiliaire de Gestion - SAGES (1)	*Associé commandité* (General Partner) since May 19, 1970	

(1) Limited liability company, with a share capital of €40,000, headed by Mr. Dominique CALLIES, its the Managing Partner. Should the Company for any reason be without a Managing Partner, S.A.G.E.S, in its capacity as General Partner, is empowered to ensure the interim management of the Company and must, within six months of assuming responsibility, convene an extraordinary general meeting of shareholders, to appoint one or more Managing Partners.

Conseil de Surveillance (Supervisory Board)

Surname and first name	Age	Advisory Board Member Date of first appointment	Advisory Board Member Last year of term of office	Independance *	Other positions
Eric Bourdais de Charbonnière	65 years	June 11, 1999	2004 **	No	Member of the Supervisory Board of: • Oddo and Cie Director: Member of the Board: • Thomson
François Grappotte	68 years	June 11, 1999	2004 **	Yes	Chairman Chief Executive Officer: • Legrand Member of the Board: • BNP Paribas • Valeo
Pierre Michelin	55 years	June 12, 1998	2008	Yes	Division Manager: • Bull group
Benoît Potier	47 years	May 16, 2003	2008	Yes	Chairman of the Executive Board • L'Air Liquide S.A. Member of the Board: • Danone
Grégoire Puiseux	73 years	June 22, 1990	2005	Yes	Member of the Supervisory Board: • Manufacture Française des Pneumatiques Michelin Financial Controller: • Compagnie Financière Michelin
Edouard de Royère	72 years	June 12, 1998	2008	Yes	Honorary Chairman and Member of the Supervisory Board: • L'Air Liquide S.A. Member of the Board: • Sodexho Alliance

** Pursuant to the criteria of the Supervisory Board's Code of Conduct*
*** The shareholders at the May 14, 2004 will be asked to extend the term of office*

6.1.1 - Management and supervisory operations

a) Code of conduct of the Supervisory Board:

The Code of Conduct sets down the main features of organization and operation of the Supervisory Board, as well as the scope and conditions of its control mission pursuant to the applicable law and to the Company's bylaws.

The Supervisory Board monitors the Company's management on an ongoing basis. It assesses regularity of the financial statements, assesses management decisions and issues an opinion on the recommendations made by the Managing Partners to the Annual Shareholders' Meeting, concerning in particular the appropriation of earnings. To fulfill its control mission, the Supervisory Board enjoys the same powers as the Statutory Auditors. In its report to the Annual Shareholders Meeting, it points out, if applicable, any irregularities or inaccuracies it may have found in the financial statements for the year.

The code of conduct provides that the Supervisory Board comprise a majority of independent members who are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment, which means that the majority of members of the Supervisory Board may not be:

- current or past employees of the Company or a Company-controlled company within the last five years;
- Directors of a company in which the Company is directly or indirectly a board member or in which one of the Company's Directors is a board member;
- important customers, suppliers or bankers of the Company or an entity with which the Company conducts significant business dealings;
- near kins of a Managing Partner;
- current or past auditors of the Company within the last five years.

The Supervisory Board currently comprises six members, four of whom are independent pursuant to the above criteria.

Pursuant to the applicable provisions of the law and the bylaws, the members of the Supervisory Board must be general partner shareholders of the Company. Neither the law nor the bylaws stipulate a minimum number of shares.

Members of the Supervisory Board must refrain from dealing in the Company's securities insofar as, by virtue of their duties, they hold information not yet in the public domain.

The bylaws provide that the Board shall meet whenever it deems appropriate to do so. The code of conduct provides for a minimum of four meetings per year, one of which is to carry on its agenda a review of progress of its work as well as a review of its own function and operation.

b) Committees:

The Supervisory Board optimized its operations by setting up an Audit committee in charge of preparing Supervisory Board meetings in the following key areas:

- review of annual and semi-annual accounts;
- review and assessment of internal audit and accounting methods used to prepare Company and consolidated accounts;
- review of financial and liquidity risk and other risk (off-balance sheet commitment, legal disputes, etc.) and assessment of the adequacy of coverage;
- assessment of the Statutory Auditor's annual review and internal audit programs.

The code of conduct of the Accounts Commitee provides that:

- This Committee comprises four Board members, three of whom are independent
- The Committee elects a chairman from among the independent members.

The members of the Accounting Committee of the Company are:

- Mr. François Grappotte (Chairman)
- Mr. Eric Bourdais de Charbonnière
- Mr. Pierre Michelin
- Mr. Edouard de Royère

Finally, the Supervisory Board also performs the functions generally delegated to a remuneration Committee.

The main aspects of organization and operation of the remuneration Committee are set forth in the code of conduct.

c) Report of the Supervisory Board Chairman to the Joint Shareholders Meeting of May 14, 2004 on Supervisory Board preliminary work and operations with respect to internal audit procedures set up by the Company:

Pursuant to the new legal provisions of the financial security law of August 1, 2003, I hereby present my report, in my capacity as Chairman of the Supervisory Board, on preparatory work and organization of its operations as well as on internal audit procedures set up by the Company.

Supervisory Board preliminary work and organization

1. Supervisory Board function and operation

Pursuant to Company bylaws, the Supervisory Board comprises no less than three members and no more than ten members, elected by the Annual shareholders meeting and chosen exclusively from among shareholders who are not general partners.

The Supervisory board's code of conduct provides that the Board comprises a majority of independent members, they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment, which means that the majority of members of the Supervisory Board may not be:
- current or past employees of the Company or a Company-controlled company within the last five years;
- Directors of a company in which the Company is directly or indirectly a board member or in which one of the Company's Directors is a board member;
- important customers, suppliers or bankers of the Company or an entity with which the Company conducts significant business dealings;
- near kins of a Managing Partner;
- current or past auditors of the Company within the last five years.

The Supervisory Board currently comprises six members, four of whom are independent pursuant to the above criteria.

The bylaws provide that the Board shall meet whenever it deems appropriate to do so. The code of conduct provides for a minimum of four meetings per year, one of which is to carry on its agenda a review of progress of its work as well as a review of its own function and operation; on this occasion the Board is to review in particular the situation of each member with regard to its independence criteria.

The Supervisory boards mission is governed by law as well as by its code of conduct. This mission covers the following areas:
- review the Company's annual and semi-annual accounts presented by the Managing Partners;
- assess the opportunity and fairness of the Company's management decisions;
- monitor of shareholder rights.

2. Board operations in financial year 2003

The Supervisory Board met four times in financial year 2003 with an attendance rate of 96%.

At each one of these meetings, a detailed review of Group earnings was presented to the Board, in particular by way of a quarterly report provided to each member at each meeting.

The Supervisory Board also benefited from presentations by top excutives, to ensure full understanding of Group strategy, operations and prospects.

Such reviews and presentations, supplemented by comments from the Managing Partners on implementation of Group strategy, enabled the Board to assess the change in Group key variables, to assess progress and create the conditions for a fruitful dialogue with the Managing Partners.

In its February and July meetings, the Supervisory Board reviewed Michelin's financial communication for the financial year and first half and gave its opinion.

Its members also received a file of information published by the Group, together with important analyst studies as well as key Group environment information and data.

3. Committee work

The Supervisory Board optimized its operations by setting up an Audit committee in charge of preparing Supervisory Board meetings in the following key areas:
- review of annual and semi-annual accounts;
- review and assessment of internal audit and accounting methods used to prepare Company and consolidated accounts;
- review of financial and liquidity risk and other risk (off-balance sheet commitment, legal disputes, etc.) and assessment of the adequacy of coverage;
- review of annual Statutory Auditor review and internal audit programs.

To perform its monitoring function, the Audit committee has wide-ranging investigation powers and may order specific reviews.

This Committee comprises four Board members, three of whom are independent; it is chaired by Monsieur François Grappotte, who is an independent Supervisory Board member.

The Audit committee met four times in financial year 2003 with an attendance rate of 94%. On each occasion, it heard reviews prepared by the Group's Chief Financial Officer, accountants and internal auditors, and consolidation, insurance and management control officers, as well as the Statutory Auditors.

Finally, the Supervisory Board also performs the functions generally delegated to a remuneration Committee. In this capacity, the Supervisory Board reviewed the variable component of management emoluments pegged to Group performance. It advises the Managing Partners with respect to stock option policy, assesses allocations made to the Managing Partners as well as share volume changes over time attributable to introduction of employee shareholder and stock option plans.

Company internal audit procedures

1. General

This part of the report is based on consultations conducted with a representative group of executives. These consultations were carried out by a team made up of accounting department, management control and internal audit members and was based on a questionnaire appended to the 1992 COSO (Committee of Sponsoring Organizations of the Treadway Commission) report.

These consultations produced results which are consistent with information collected in a separate initiative by the Audit committee, through, among other channels, hearing of the head of the internal audit department and the Statutory Auditors.

According to COSO, internal auditing is a management process designed to produce reasonable assurance of proper handling of the following:

- operational processes and management;
- financial information reliability;
- respect of applicable laws and regulations.

The limits inherent in this process, and consequently the extent to which their conclusions are reliable, are common to those of any internal audit system and have to do, for example, with the cost/benefit analysis of introducing new audits or the risk that several people could collude to interfere with the auditing process.

2. General description of the internal audit department

– Background

Michelin Group is organized around a number of product lines, each with its own scope of operations and marketing, development, production and sales resources.

Product lines are supported by eleven Group Services, handling respectively purchasing, legal, personnel and other functions. At regional level, Group entities in five "zones géographiques" (regions): Europe, North America, South America, Asia and Pacific rim, Africa and Middle-East, ensure consistency and optimize synergies. The Centre de Technologies *(Technology Center)* is the entity in charge of research and development. Two product distribution entities (Euromaster in Europe and Tire Centers Inc. (TCI) in North America) complete this structure.

For each entity, the Group has defined missions and an organization as well as their contribution to important decisions, the measurement of their performance and their interchanges with other entities. Generic mission letters round off, where necessary, the description of functions and responsibilities.

The Group is strongly attached to the values of honesty and ethics. They are highlighted in Michelin's Performance and Responsibility Charter, which has been widely circulated both inside and outside the Group. This Charter sets forth the Group's approach and resources used to apply its values of respect of its customers, its shareholder, its staff, and its environment and for facts in general.

– Risk analysis

Group targets are defined by the Managing Partners in areas that, over and above economic performance, include fields in which the Group aims at excellence, such as personnel management, quality, innovation, working conditions and the environment.

These general targets, updated and communicated each year to the different entities in the form of letters of intent, set forth the main guidelines on the basis of which five-year

strategic and annual plans are prepared by all entities. These plans comprise an operational and a progress section aimed at enhancing performance and service quality.

The targets are developed with reference to past performance and in-depth analysis of changes in operating conditions.

The assessment of operational risk forms an integral part of the Planning process which provides for an identification of key success factors and a sensitivity grading of the main assumptions used to reach the relevant targets.

In addition, the Internal Audit Group service conducts a yearly review, as part of its audit plan, of the risks attached to all the processes through consultations with a hundred or so Group managers in the course of the last quarter. The conclusions of this review are presented to the Managing Partners.

Investment and project risk is subject to a proven process which is completed before decisions are taken.

Finally, the Legal Group Service, which covers all Group operational territories, ensures proper compliance with applicable laws and regulations and legal risk control.

– The audit process

As part of the Michelin Quality System, the processes that play a role in the added value chain are clearly defined. A number of procedures and instructions lay down every actor's responsibilities as well as the relevant practices and audits.

Moreover internal audits conducted by trained Quality auditors and largely based on international standards, are built into the system to ensure conformity with Group quality standards. These are complemented by an external certification process.

Finally, the system provides for regular management reviews to assess the performance and efficiency of the arrangement and identify progress areas.

– Information

Information generated by management systems is reviewed and submitted to the managers concerned who monitor business though sophisticated charts. Similar management charts are prepared on a monthly basis for the benefit of the Group's Executive Board.

The IT Group Service is in charge of IT and information systems policy. Its procedures, which are integrated into the Group's Quality System, define information access and protection rules, application development, organization as well as separation of functions as between development, industrial organization and production.

– Internal audit monitoring

Group managers rely on a number of business monitoring tools designed to help detect possible dysfunctions in their internal audit process. These are complemented by the entities' own reviews carried out by the relevant experts.

Escalation and handling of customer product quality claims and response are subject to very strict procedures.

The Internal Audit Group Service is an independent non-operational body, reporting directly to the Managing Partners. It is made up of a core team in charge of audits worldwide, complemented by teams based in North and South America and several auditors in Asia and Africa. The Internal Audit Group Service makes ad hoc reviews of internal auditing and risk control, in the areas of operations, accounting, IT, industrial plant and operations as well as product quality. Its scope of activities covers all Group processes and entities. Based on observations made in the course of its reviews, it issues recommendations for the benefit of audited entities, who are to follow-up with corrective action plans. Internal Audit staff monitor implementation of these measures. Regular reports on the result of audit missions and implementation of recommendations are presented at different management levels, to the Managing Partners and to the Audit Committee.

Local external auditors also make recommendations with respect to internal auditing to the Group heads of accounting operations in charge of internal audit implementation in the different countries.

3. Description of internal audit procedures relating to preparation and treatment of accounting and financial information

The Managing Partners are responsible for the publication of fair and reliable financial and accounting information. In this connection, they rely on input from the accounts departments, consolidation services, management control and financial communication.

Group accounting teams are mainly attached to Geographic Zones, while management controllers are, by and large, attached to Product Lines.

The Company's monthly and consolidated accounts are prepared in a way which is similar to the full year accounts.

Internal audit procedures required to generate reliable accounts are set up at local level. They include in particular physical inventories (both of tangible assets and inventories), a clear-cut separation of duties and reconciliation with independent sources of information. The Group has taken measures to strengthen these internal audit procedures through formal and standardized reporting.

Group-wide consistency of accounting principles is ensured by a dedicated team that monitors changes in standards, updates Group-wide accounting documentation and follows up the issues raised by accounting departments at local level. The rules and instructions set forth in this reference documentation are applied based on prudent management principles.

Financial accounting data sent by the subsidiaries is audited for consistency and consolidated into Group financial statements.

Monthly changes in consolidated statements are analyzed. Differences between target plans and actual figures, drawn from management data, are analyzed in detail on a monthly basis by the Group Executive Board and the Product Lines.

The Group Statutory Auditors ensure, as part of the organization of Company annual and consolidated accounts auditing operations, that local auditors apply international auditing standards.

Group consolidated accounts reviews are carried out jointly by the Statutory Auditors and local auditors. This integrated approach takes the form of auditing instructions, drafting and treatment of audit questionnaires, local auditors' issuance of a certificate based on statements to June 30 and of a report based on statements to December 31, complemented by ad-hoc reports, and regular exchanges throughout the year on topical and ongoing issues.

The Group's statutory audit operations are complemented by on-site visits of foreign operations. This gives auditors an opportunity of meeting their local correspondents and form a clearer view of certain themes which they wish to examine.

Based on its risk review, the internal Audit Group Service recommends to the Managing Partners and carries out each year a number of specific missions in connection with financial and accounting information audits.

Clermont-Ferrand, the 23 February 2004

Eric Bourdais de Charbonnière
Chairman of the Supervisory Board

d) Statutory Auditors Report On Compagnie Générale Des Etablissements Michelin's Supervisory Board Chairman's Report, With Reference To Internal Audit Procedures Regarding Preparation And Treatment Of Accounting And Financial Information

To the Shareholders,

In our capacity as Statutory Auditors of Compagnie Générale des Etablissements Michelin, we hereby submit our report on the report presented by the Chairman of the Supervisory Board of your Company pursuant to provisions of Article L. 621-18-3 of *Code Monétaire et Financier.*

The Managing Partners are responsible for the definition and implementation of adequate and efficient internal audit procedures. The Chairman of the Supervisory Board sets forth in his report the conditions in which Supervisory Board operations are prepared and organized as well as the internal audit procedures established by the Company.

We are responsible for expressing our observations on the information and statements set forth in the Chairman's report on the internal audit procedures with respect to preparation and treatment of accounting and financial information.

Pursuant to professional standards applicable in France, we reviewed the internal auditing objectives and general organization together with the internal auditing procedures with respect to preparation and treatment of accounting and financial information presented in the Chairman's report.

On this basis, we have no matters to bring to shareholders' attention on the information and statements with respect to Company internal audit procedures relative to preparation and treatment of accounting and financial information contained in the Chairman of the Supervisory Board's report, drawn up under provisions of Article L. 621-18-3 *of Code Monétaire et Financier.*

Paris, March 12, 2004

Dominique PAUL

Stéphane MARIE

Statutory Auditors
Members of Compagnie Régionale de Paris

6.2 - Management interests in the issuer's capital

(see paragraphe 3.3.1 above)

6.2.0 - Compensation and benefits in kind awarded to management and supervisory boards:

Managing Partners

Whether of the Company or its subsidiaries:

- They receive no compensation or benefits in kind;
- In their capacity as Managing Partners, they benefit together from payments charged against earnings as defined by the Bylaws;

The total amount received in 2003 for the financial year 2002 was €8,537,852.81.

Members of the Supervisory Board

The members of the Supervisory Board, whether of the Company or its subsidiaries, received the following directors' fees in 2003 for the financial year 2002:

Mr. Eric Bourdais de Charbonnière (Chairman)	€28,000
Mr. François Grappotte	€18,000
Mr. Pierre Michelin	€18,000
Mr. Grégoire Puiseux	€18,000*
Mr. Edouard de Royère	€18,000
Mr. Benoît Potier**	

* Mr. Puiseux also collected €45,100 in connection with subsidiaries
** Mr. Potier was appointed by the Annual Shareholders Meeting of May 16, 2003.

The payment of these sums was the result of a distribution decided freely by the members of the Supervisory Board as stipulated in the Company's bylaws.

6.2.1 - Stock options granted to the management and supervisory board and options exercised:

Stock options for new or existing shares granted to each officer and options exercised	Number of options existing share purchases	Price	Expiration dates
Options granted during the year to each officer by the issuer and by any company of the Group:			
– M. Edouard MICHELIN	15,000	€32.25	May 19, 2007
– M. René ZINGRAFF	15,000	€32.25	May 19, 2007
Options exercised during the year by each officer (list by name)	0		

6.2.2 - Current agreements governed by Article L. 226-10 of the Commercial Code:

None.

6.2.3 - Loans and securities granted to the members of the Management and Supervisory Boards:

None.

6.3 - Employee shareholder and profit sharing plans

6.3.1 - Profit sharing and employee shareholder plans

The employee profit sharing and shareholder plans are adapted by each subsidiary.

In France, a profit sharing scheme, jointly set up with the trade unions, was implemented in 2003 based on relevant criteria. Some are centralized at Manufacture Française des Pneumatiques Michelin (Number of progress idea authors, percentage of the staff concerned by ISO 14001 certification) and others, decentralized at entity level. They are developed by each site and include, for example: rate of frequency of accidents at the workplace, level of raw material waste, output level, customer satisfaction indicators, personnel employability. Based on the scores for each one of these criteria against a pre-established scale, a share of profit ceiled at 5% of an employee's salary, was paid in the first quarter of 2004.

With respect to the Employee Shareholder Plan of 2003, the employer's contributrion amounted to €9,917,241.

6.3.2 - Stock options for new or existing shares granted to the top ten non-executive employees and options exercised

Stock options for new or existing shares granted to the top ten non-executive employees and options exercised	Total number of options granted/new or existing shares purchased	Price	Expiration date
Options granted during the year by the issuer or by any consolidated company to the ten employees of the issuer and any consolidated company who were granted the highest number of options (aggregate data)	100,000	€32.25	May 19, 2007
Options held on the issuer and the consolidated companies previously exercised during the year by the ten employees of the issuer and these companies who were granted the highest number of options (aggregate data)	0		

6.4 - Status of stock option plans at December 31, 2003

	Plan n° 1	Plan n° 2	Plan n° 3
Date of the Meeting	May 18, 2001	May 18,2001	May 18, 2001
Decided by the Managing Partners	May 19, 2002	May 19, 2003	November 24, 2003
Number of options to be subscribed or purchased	716,000	243,000	226,200
by the members of the Management Board	of which	of which	of which
(as it currently stands)	110,000	130,000	0
Number of managers concerned	12	12	0
First calling date	May 19, 2006	May 19,2007	November 24, 2007
Final calling date	May 18, 2011	May 18, 2012	November 23, 2012
Call Price	€44	€32.25	€34
Call Conditions			
Number of options subscribed to March 31, 2004	0	0	0
Stock options cancelled	10,800	300	0
Stock options outstanding	705,800	240,000	226,200

Chapter VII
Information about recent developments and prospects

Global actor in all tire markets, Michelin intends to lead the tire and mobility industry through its ability to innovate, the quality of its products and services, the strength of its brands. The drive to contribute to "better mobility" lies at the heart of Michelin's strategy.

The Group leverages its strong foothold in the local markets to adapt to their requirements. It pursues a sustained internal growth policy, backed by a selective acquisition and partnership policy to penetrate new markets.

Michelin aims at durable performance through growth that is above market levels on selected segments, and through focused development in high growth regions, lower overheads and enhanced flexibility and reactivity.

To this end, it adopts a targeted policy. Technology, innovation, marketing, service: the Group relies on areas where it has clear leadership and gears its pricing policy to this approach.

Through constant search for ways of improving its ability to anticipate and react to obstacles to absorb them better (and "improve its ground clearance"), Michelin's economic objective is to generate a 10% mid-cycle operating margin (Operating income/ Sales) from 2005; and to generate steadily positive free cashflow and an economic performance which is above the cost of capital employed.

7.1 - Recent developments

7.1.1 - First quarter 2004 sales

EUR 3.8 billion, +3.9% on 1st quarter 2003
+9.5% at constant exchange rates
+7.6% in volume(b)

Michelin posts sales sharply up in tire markets that are stronger than expected. Nevertheless, market growth during the first quarter was partly driven by a number of non-recurring factors:

- A buoyant French market driven by advance purchasing, ahead of price increases applicable on March 1, 2004 upon entry into effect of the decree on end-of-life tire processing.
- Recovery of the North American market compared with a severely depressed situation in the 1st quarter 2003.

Although for the full year 2004, tire markets could post somewhat better growth than initially anticipated, 1st quarter tire markets should not be extrapolated, because of the above-mentioned exceptional market conditions.

Good start to the year, but raw materials continuing upward trend calls for caution. Michelin is confident in its ability to achieve visible improvements in its operational performance in 2004.

(in € million)	First quarter 2004	First quarter 2003
Consolidated Net Sales Excluding the impact of exchange rate variations	3,799.0	3,654.7 3,468.3(a)

	First quarter 2004 Total variation (1st quarter 2004/1st quarter 2003)		First quarter 2003 Total variation (1st quarter 2003/1st quarter 2002)	
	In € million	Accrued %	In € million	Accrued %
	+ 144.3	**+ 3.9 %**	**- 187.6**	**- 4.9%**
Of which currencies:	- 186.4	- 5.1%	- 384.2	- 10.0%
Volume	+ 215.7	+ 6.3%	+ 149.4	+ 4.3%
Price/mix:	+ 94.0	+ 2.6%	+ 47.1	+ 1.3%
Scope:	+ 21.0	+ 0.6%	0.0	+ 0.0%

(a) First quarter 2003 sales restaded a First quarter 2004 exchange rates.
(b) Changes in titre volumes sold excluding the distrubution business. This percentage does not include the maps and guides, or the wheels and distrubution channels.

A) Sales variation analysis

Sales volumes expressed in tons, are up +7.6% compared to the first quarter 2003. Excluding the impact of currency fluctuations, net sales are up +9.5%. This is due to:

- **Negative impact (-5.1%) of exchange rates.** As had been recorded in the last few months of 2004, this is mostly related to the appreciation of the euro, versus the other currencies, in particular the US dollar.
- **Positive impact (+6.3%) generated by higher sales volumes.** This trend is the result of both dealers anticipating increase announcements and of strong "sell-out"[(a)] demand.
- **A positive price/mix effect (+2.6%), calculated at constant exchange rates.** This is the result of strong replacement sales, an improved product-mix and price increases.
- **Positive impact from the scope of activity (+0.6%)** mainly due to the acquisition on March 31, of the tire distribution business of Viborg which was integrated into Euromaster and appeared in the financial year 2003, 4th quarter consolidated accounts as of April 1st. On the opposite, jointly controlled operations in Eurofit (fitted assemblies) are now accounted for using the equity method.

B) Evolution of the world tire markets

In the first quarter, tire markets were up more than expected and on the back of a supportive pricing environment. Analysis should integrate the following factors:

- As far as the North American market is concerned, the comparison basis is favorable when one takes into account the negative impact of the Iraq conflict in March 2003 and the consequences of the Firestone recalls that had generated a difficult first quarter 2003.
- In the 1st quarter 2004, some anticipated sales were triggered by price increases which were announced by several tire makers in Europe as well as in North America.
- In the light of the improving economic conditions, particularly in North America, demand appears to be stronger.

However, the positive trend of the 1st quarter should not be extrapolated to the rest of the year because of the following negative factors:

- In most markets, dealers have increased their inventories in anticipation of price increases. Consequently, the gap between the 'sell-in' & the 'sell-out' markets should narrow in the 2nd half of the year.
- As of end 2002, France complied with European End-of-Life Tires (ELTs) regulation that prohibits dumping of used tires from 2006 onwards. Under a producer's responsibility scheme, the tire industry, through a joint company, Aliapur, has been made responsible for the collection and disposal of ELTs. This results in additional costs for tire makers to finance the operations of Aliapur. As a consequence, most tire manufacturers increased their French "sell-in" prices as of March 1st, 2004, to reflect this extra cost to them.

Passenger Car/Light Truck (In units)	**Replacement Market Accrued 1st quarter 2004**	**Original Equipment Market [(b)] Accrued 1st quarter 2004**
Total		NA
Europe[(c)]	+5.3%	+0.4%
North America[(d)]	+5.8%	-1.0%
South America	NA	NA
Asia	NA	NA

NA: Non Available

Truck (In units)	**Replacement Market Accrued 1st quarter 2004**	**Original Equipment Market[(b)] Accrued 1st quarter 2004**
Total	NA	NA
Europe[(e)]	+6.9%	+7.1%[(f)]
North America[(g)]	+5.9 %[(h)]	+32.9%
South America	NA	NA
Asia	NA	NA

(a) "Sell-out" sales: sales to users as opposed to "sell-in" sales to distributors.
(b) Original Equipment: sales to OEMs.
(c) Eastrn and Western Europe (including Russia and the other CIS countries of Europe).
(d) United Stades, Canada and Mexico.
(e) Western Europe.
(f) Original Equipment power unit market.
(g) United Stades, Canada and Mexico.
(h) Truck radial and bias tire market.

• *In Europe*

The Passenger Car/Light Truck replacement market is up +5.3% in the first quarter. A significant share of the 'sell in' market growth comes from the exceptional 10% increase in the French market, caused by specific price increases passed by most tire manufacturers on March 1st to cover ELT disposal costs. Another highlight of the 1st quarter was the strong market growth (+17%) experienced in Eastern & Central Europe (accounting for 10% of the total European market).

Beside the 2 factors explained above, demand in the European replacement remains at a high historical level and continues to grow (+2.6%).

The Passenger Car/Light Truck Original Equipment Market remained flat compared with the 1st quarter of 2003. The trend in favor of upper range and better-equipped vehicles is unchanged.

In Truck Replacement, the Western European market is up 6.9% year-on-year. The French market was impacted by the implementation of the ELT disposal legislation. In anticipation of the price increases passed on March 1st, dealers built up inventories, pushing the French market up 24%. Excluding France, the Western European market shows a solid +4.5% growth, particularly noticeable in Spain and Italy. However, the German market remains flat.

The Original Equipment Truck market is up +7.1% in the power unit segment and some 8% in the trailer segment compared to the 1st quarter 2003. After a depressed 2003, the trailer segment seems to start recovering.

• *In North America*

In comparison with a difficult first quarter 2003 (down -5.4%), the Passenger Car/Light Truck replacement market is up +5.8%.

Market dynamics benefit from the continued growth of the performance segment (+15%) and the rebound of the SUV segment (+22%) that has now more than absorbed the consequences of the Firestone recalls. It is also worth mentioning that there were 2 extra working days in March 2004 compared with March 2003, which accounts for most of this specific month's market growth.

The Passenger Car/Light Truck Original Equipment market remains negatively oriented (-1%) compared to a buoyant first quarter 2003. One should remember that, at the time, car manufacturers were multiplying consumer incentives. No growth is anticipated in the market for the full year 2004.

In Truck, the replacement market rebounds in line with the pick up in NAFTA economy.

Growth is strong in the US, moderate in Canada, and negative in Mexico. Despite the overall decline of the Mexican market, its radialization tends to accelerate. Yet, the North American market still remains 11% below its 2000 level.

In Original Equipment, the market posts a 33% increase versus the 1st quarter of 2003. Demand isstrong due to the combination of 3 factors:

- As a consequence of a change in working hour rules in the US, loading & unloading time will be included in the driving hours of truck drivers. In order to optimize the drivers' working time, freight companies tend to increase the number of their trailers.
- After 1999 and 2000 which stood out as record years, the renewal of truck fleets had been very limited in the 2 following years; power units and trailers are therefore ageing. The need to renew the vehicles, particularly noticeable in the power units segment, has boosted the market.
- Truck operators took advantage of the low interest rates to finance their new vehicles.

• *In South America*, the economic climate is showing evidence of improvement, notably in Brazil, Argentina, and, to a lesser extent, in Chile on the back of higher copper prices. South American currencies have stabilized versus the Euro, the Brazilian real even appreciating to the tune of 4% compared to the first quarter 2003.

(a) Marché "sell-in": ventes de pneus aux distributeurs, par opposition aux ventes "sell-out" aux utilisateurs.

• *In Asia*, demand remains sound.
In China, the third largest Asian market by size, behind Japan and South Korea, the Passenger Car/Light Truck tire replacement market continues to post strong growth. The Japanese Replacement market, however, is still sluggish. Passenger Car/Light Truck Original Equipment markets are evermore expanding in China and Thailand.

• *The Middle-East and African region* benefited from a further improvement in the economic environment and from the ensuing pick up in sales.

C) Michelin sales changes by business segment

– Change in sales reporting policy

In light of the competitive environment, Michelin has decided to adopt a new presentation for its sales reporting. The Group believes that it is in the best interests of its shareholders to be consistent with industry-wide reporting standards.

Accordingly, Group sales variations compared to the market will be expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance vs market	New presentation	Change in market share
$\Delta > 2.5\%$	++	Market share gain
$0.5\% < \Delta < 2.5\%$	+	
$-0.5\% < \Delta < 0.5\%$	=	In line with the market
$-2.5\% < \Delta < -0.5\%$	-	Market share loss
$\Delta < -2.5\%$	--	

For the sake of clarity, the full-year net sales for 2003 compared to 2002 have been reformatted according to the new reporting practice, and attached in the notes to the accounts.

Michelin remains fully committed to providing its shareholders with a regular flow of rich and meaningful information on its business drivers and economic environment.

Sales	1st quarter 2004 (in € million)	1st quarter 2004/ 1st quarter 2003 (in %)
Group	3,799.0	+ 3.9%
Passenger Car/Light Truck	1,842.3	+ 0.6%
Truck	995.5	+ 9.0%
Other businesses	1,187.6	+ 9.1%
Inter-segment eliminations	- 226.4	+ 26.1%

EChange in sales volumes
(% change, 1st quarter 2004/ 1st quarter 2003)

	Total	Replacement	Original Equipment[(a)]
Group (in tonsb)[(b)]	+ 7.6%	+ 9.7%	+ 3.%
Passenger Car/Light Truck (in units)[(c)]	+ 3.8%	+ 8.7%	- 6.4%
Truck (in units)[(d)]	+ 8.9%	+ 6.9%	+ 13.0%
Specialy tires (in tons)[(e)]	+ 9.0%	+ 6.6%	+ 14.6%

(a) Original Equipment: sales to OEMs.
(b) Tire sales (exclusing distribution, maps and guides, wheeks and suspension systems.
(c) Number of new passenger car – light truck tires.
(d) Number of new truck tires.
(e) Other tire operations: earth mover, agricultural two-whell and aircraft tires.

C.1) Passenger Car/Light Truck

This segment benefited from a supportive pricing environment, the continuing improvement of the product-mix as well as from higher sales volumes.

Excluding the impact of currency fluctuations, the segment's net sales are up 7.9% year-on- year.

Passenger Car/Light Truck (in units)[a] Accrued 1st quarter 2004	Total	Replacement	RT market	OE	OE market
Total	+3.8%	NA	NA	NA	NA
Europe[b]		=	+ 5.3%		+ 0.4%
North America[c]		++	+ 5.8%		- 1.0%
Other regions[d]	+ 6.6%	NA	NA		NA

• On the European replacement market, the increase in sales volumes is in line with that of the market. However, Michelin group flag brands significantly outperform the market The Group's product and category mix, improves further, with, in particular, a strong progression in VZ and in 4x4 tire sales. Sales in Nordic countries and central Europe showed a solid growth.

• In North America, the Group gains market shares compared to the first quarter of 2003. Its brand mix improves significantly through a strong growth of flag brands sales volumes (Michelin, BFGoodrich and Uniroyal). The price increase (up to 5%), effective since February 1st, 2004 is sticking.

• In South America, price increases were passed and contributed in limiting the net sales decline.

• In Asia, continues to experience very sustained growth momentum. In China, Japan andThailand, the Group performance in the replacement market outperforms the market with double digit growth. In China, sales volumes of Michelin and of Warrior branded tires are up by more than 30%.

• In Original Equipment in Europe, Group sales volumes decline slightly.

Similarly, in North America, in a declining market, Michelin sales fell back in light of capacity constraints in some segments which led to focusing production capacity on priority segments.

C.2) Truck

Net sales were up 9.0% compared to the 1st quarter of 2003. This strong increase is due to a highly favorable volume impact (+8.9% in tonnage) and to higher prices.

Trucks (in units) Accrued 1st quarter 2004	Total	Replacement[e]	Market RT	OE	Market OE
Total	+ 8.9%	ND	ND	ND	ND
Europe		-	+ 6.9%[f]	-	+ 7.1%[g]
North America		++	+ 5.9%	--	+ 32.9%
Other regions[d]	+ 6.3%	ND	ND	ND	ND

(a) New passenger car – light truck tires.
(b) Eastern and Western Europe (including Russia and the other CIS European countries).
(c) United States, Canada and Mexico.
(d) Asia, South America, Africa and Middle-East.
(e) New truck tires
(f) Western Europe
(g) Power unit market

• In European Replacement, Group new tire sales posted strong growth in buoyant markets. A set of new price increases was announced throughout Europe. They will average between 3.5% and 4.5% and will become effective in the course of the 2nd quarter 2004.

In North America, the Group enjoyed a very strong first quarter 2004 in a supportive environment. The Group is now back to its 2000 market share level. February 1st price increases are sticking.

In South America, Group sales of Michelin branded truck tires showed strong increase in Brazil, Argentina and Chile. Price increases which have been implemented in 2003 and early 2004 held up.

In Asia, Michelin's radial tire sales were up again in the first quarter, especially in China, in line with the performance recorded in 2003.

• In European Original equipment, Michelin's growth was below the market: faced with a strong demand for its products, it endeavored to trike an OE/RT balance to cater to demand on the more profitable replacement market. This explains why Group sales are progressing slower than the market.

In North America, the Group continues to perform well.

C.3) Other businesses

At €1.19 billion, the segment's net sales are up +9.1% compared to the first quarter 2003.

Turning to distribution operations, Euromaster further improved its operational performance and TCI experienced a strong growth of its volumes sold and net sales.

In Earthmover, tire markets enjoyed buoyant replacement and original equipment markets. Sales volumes were up (+12%) year-on-year, which is an absolute record for the segment. Sales are sustained by price increases aimed at offsetting raw material price hikes.

In growing markets, especially in OE, agricultural tires sales have increased by more than 6% in volume. Thanks to the price increases at the end of 2003 and at the beginning of 2004, sales, in value terms, were also up +6%.

Despite an increase in sales volumes in a recovering market, the aircraft tire business was not able to offset the sharp depreciation of the US dollar versus the euro.

As far as two-wheel tires are concerned, net sales were up +9% due to the successful launch of the Pilot Power range, a new motorbike radial product range.

Compagnie Financière Michelin.

For the quarter ended March 31, 2004, Compagnie Financière Michelin (CFM)'s net sales amounted to €3.863 billion, up 3.7% on the previous year. At constant exchange rates, net sales grew 9.2% in Euros. Given that Compagnie Générale des Etablissements Michelin has almost the same scope of sales as Compagnie Financière Michelin, the qualitative comments made on net sales apply to the latter as well.

7.1.2 - Recent Events

• March 29,2004: Michelin announced price increases on the passenger car and light truck replacement market in Europe

The prices will increase by 3.5% in average. However, the amount of the adjustment will vary according to the country and tire type and may be as much as 5%. The higher prices also reflect the advancedtechnology and enhanced performance offered by Michelin Group to each of its customers, whilealso adhering to sound environmental principles.

• April 20, 2004: Michelin Apollo Tyres Pvt Ltd presented its business plan

Michelin Apollo Tyres Pvt Ltd, the new joint venture company between Michelin Group and Apollo Tyres Ltd, unveiled its new truck and bus radial tire offer for the Indian market. The new truck and bus tire has been developed using leading Michelin technology and will be distributed through Apollo's large dealer network. The truck tire will feature both the Michelin and Apollo trademarks on its side-wall, reflecting both partners' contribution to the joint venture. Initially the new truck tires will be imported and the company expects the tires to be manufactured in India by 2005.

• April 23, 2004: Michelin announced price increases on the passenger car and light truck replacement markets in the United States

Michelin will raise its prices by an average of 3 percent on Michelin, BFGoodrich, Uniroyal, Private and Associate passenger and light truck tire brands sold in the U.S. on the Passenger Car/Light Truck replacement market. The increase will be effective July 5, 2004.

7.1.3 - New product launches

Michelin Pilot Exalto

Michelin launched Pilot Exalto on the Passenger car Replacement market in April.This new range, specially developed for sports vehicles, complements Michelin's Pilot Sport and Pilot Primacy ranges and strengthens its leadership on this segment.

Michelin Pilot Power

Michelin's new hypersport tire, developed in motorbike racing, features an extremely low grooving rate and targets a public of connoisseurs.

Kleber launched Dynaxer HP2

Available from February 2004, Dynaxer HP2 is specially designed to afford maximum safety on wet roads.

BFGoodrich g-Force Profiler

Available from February 2004, g-Force Profiler achieves very high performance on dry roads. Based on ICG (Improved Grip Components) technology, it features superfluid directional sculpture.

7.2 - Outlook

In 2004, Michelin will muster its resources in pursuit of its goal of profitable and sustainable world growth.

More than ever, the Group remains concentrated on improving its performance and global competitive edge and inceasing its global footprint.

Prudence, however, remains the watchword. Indeed, although it is fair to say that tire markets will continue to evolve differently from region to region – faster growth in North America, subdued in Europe, flat in Japan, dynamic in China – globally, they should stay within their long term 1% to 2% average annal growth bracket. Moreover, a number of external inflationary factors such as commodity price rises, should persist, although less dramatically so than in 2003. The Euro should remain firm versus the US dollar.

Regardless of these factors, on the strength of its business acumen and continued internal structure improvements, Michelin will continue to time market growth and seize opportunities and looks to 2004 with confidence, expecting a clear improvement in performance, especially with respect to its operating margin.

Financial Calendar

Annual Shareholders' Meeting	May 14, 2004
First quarter sales	April 26, 2004
Year Half earnings	July 30, 2004
3rd quarter sales	October 25, 2004
Sales 2004	February 2005
Earnings 2004	February 2005

These dates are for reference and may be altered.